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DATE: 2/20/07

Roche Annual Report 2006

Part 1

Business Report

We Innovate Healthcare



Roche Business Report Survey

The Annual Report informs you about Roche's financial and operating results in 2006, as well as the company's strategic direction for the longer term.



Because we value your opinion as a reader of our reports, we want to find out what you and other readers think about our Annual Report, in particular the Business Report (Part 1). Please click on the link below and fill in the online questionnaire (in all, this should only take five minutes). Your opinion will help us to improve our Business Report next year.

You'll find the questionnaire at *http://www.RocheBusinessReportSurvey.com*

Thank you very much for your support.

Make a difference!

For every completed questionnaire received, Roche will donate 10 Swiss francs to Re&Act, an independent foundation that pools Roche employees' initiatives and skills to support selected charitable projects and organisations. The company will designate these survey response donations to Re&Act for support of Phelophepa, a mobile health train serving rural villages throughout South Africa. Phelophepa sees an average of over 40,000 patients each year – among them many who previously had no access to basic health care.

Your completed questionnaire will thus help to provide funding and expertise for this sustainable work in South Africa.

Innovation spanning the entire healthcare spectrum

Predisposition › **Early detection** › **Prevention** › **Diagnosis** › **Therapy** › **Monitoring**

As a pharmaceuticals and a diagnostics company, Roche brings pioneering products and services to market for every stage of the healthcare process, from identifying disease susceptibilities and testing for disease in at-risk populations to prevention, diagnosis, therapy and treatment monitoring.

Our focus on products that deliver significant benefits to patients and health professionals is a core element of our business strategy, and one of the key reasons for our success. As a research-intensive company with a long-term strategic focus, Roche strives to deliver sustainable value to all stakeholders.



Predisposition Page 8

'Information on predisposition to disease offers huge potential – but we've got a long way to go.'



Early detection Page 14

'If I hadn't been so determined to find out about HER2, I might not be alive today to tell my story.'



Prevention Page 40

'Our little brother caught the flu, but we still got to go on holidays.'



Diagnosis Page 58

'If my doctor hadn't thought of it, I'd never have known I had hep C.'



Therapy Page 76

'I've got my life back, and my children have got their father back.'



Monitoring Page 86

'I monitor my blood glucose myself every day and only go to the hospital once a month.'

Key figures

Sales	mCHF
2006	**42,041**
2005	35,511
2004[1]	29,522

Equity ratio	%
2006	**62.9**
2005	58.0
2004	56.9

Research and development	mCHF
2006	**6,589**
2005	5,672
2004[1]	5,154

Total employee remuneration	mCHF
2006	**10,116**
2005	8,726
2004	8,354

Operating profit before exceptional items	mCHF
2006	**11,730**
2005	9,189
2004[1]	6,766

Dividend	mCHF
2006[3]	**2,933**
2005	2,156
2004	1,725

Income taxes	mCHF
2006	**3,436**
2005	2,284
2004	1,865

Number of employees	
2006	**74,372**
2005	69,795
2004	66,843

Profit from continuing businesses	mCHF
2006	**9,151**
2005	6,878
2004	4,726

Patients participating in clinical trials[4]	
2006	**166,070**
2005	151,272
2004	93,592

Core Earnings per Share	CHF
2006	**9.86**
2005	7.84
2004	5.72

Eco-Efficiency Rate[5]	
2006	**49.97**
2005	24.39
2004	18.31

Index[2] 80 100 120 140 160 180 200

Price development of non-voting equity security *(Genussschein)* *in CHF*



250
200
150
100
2004
2005
2006

— Roche non-voting equity security — Swiss Market Index (rebased)

1) Continuing businesses.
2) Key figures indexed to 2004 = 100.
3) Proposed by the Board of Directors.
4) Development phases I to IV.
5) For calculation of the Eco-Efficiency Rate see: www.roche.com/sus-she_performance

Figures for 2004 as in Annual Report 2005.
For a full index of Global Reporting Initiative (GRI) indicators used in the report see: www.roche.com/sus-gri

The year 2006 in brief

Group

- Group sales advance 17% to 42.0 billion Swiss francs – a record increase of over 6.5 billion Swiss francs.
- Operating profit margin increases 2.0 percentage points to 27.9%.
- Net income up 34% to 9.2 billion Swiss francs, driven by a strong operating performance and significantly higher net financial income.
- Board to propose 20th consecutive dividend increase: 36% to 3.40 Swiss francs per share and non-voting equity security.

Pharmaceuticals

- Pharmaceutical sales grow 21%, more than three times as fast as the global market.
- Division reinforces its leadership in oncology.
- Operating profit margin rises 4.1 percentage points to 31.7%.
- Marketing approvals received for Avastin in lung cancer, Herceptin in early-stage breast cancer and MabThera/Rituxan in rheumatoid arthritis.
- First marketing applications filed for Mircera in renal anemia.
- Major development targets met: 13 new marketing applications filed and 14 approvals received.

Diagnostics

- Division posts 5% sales growth, consolidating its global market leadership.
- As anticipated, divisional operating profit declines as a result of investments in new product launches, impairment charges on intangible assets and lower royalty income from licences in the molecular diagnostics segment.
- New range of Accu-Chek blood glucose monitoring products now available worldwide.

Outlook for 2007

- Double-digit sales growth for the Roche Group and the Pharmaceuticals Division.
- Above-market sales growth in both divisions.
- Core Earnings per Share growth target in line with sales growth.

For additional information about Roche, visit http://www.roche.com

All growth rates are based on local currencies.
Operating profits and operating profit margins are stated before exceptional items.



Dear Shareholders,

2006 was another year of strong growth and outstanding financial performance at Roche. The Group's sales rose 17% in local currencies to a record high of 42 billion Swiss francs. This 6.5 billion Swiss franc revenue increase over 2005 reflects organic growth. Top-line growth was driven primarily by the Pharmaceuticals Division, where sales advanced at more than three times the market growth rate in 2006. Roche Diagnostics maintained its leadership position in an increasingly competitive market, thanks to numerous new product launches and continued growth in all of the division's business areas.

The Group's earnings performance improved significantly again last year. Operating profit (before exceptional items) increased by 27% in local currencies to 11.7 billion Swiss francs. The Group's operating profit margin increased further, to 27.9%. At the same time, we invested more in our divisions' rich research and development pipelines and also increased spending on launch activities and the construction of new biotech manufacturing facilities.

Net financial income was also up significantly compared with 2005. Total net income rose by one-third to 9.2 billion Swiss francs – the highest profit ever recorded by Roche. Core Earnings per Share (Core EPS) rose 26%.

The Board of Directors will propose that the dividend for 2006 be increased by 36% to 3.40 Swiss francs per share and non-voting equity security (up from 2.50 Swiss francs in 2005). Subject to your approval at the Annual General Meeting of Shareholders, this will be our 20th consecutive dividend increase.

As I indicated before, the Pharmaceuticals Division was the main driver behind the Group's excellent results in 2006. Its sales exceeded 33 billion Swiss francs, an increase of 21% in local currencies in a market that averaged 6% growth last year. This robust increase was driven primarily by sustained strong demand for our cancer medicines, continued government stockpiling of the anti-influenza drug Tamiflu and sales of Bonviva/Boniva, for osteoporosis. Oncology, transplantation and virology are currently our three leading therapeutic franchises. Very importantly, sales of our cancer medicines surged approximately 40% to 15 billion Swiss francs, and now account for half of the division's total revenues. For the first time, the Pharmaceuticals Division's operating profit (before exceptional items) exceeded 10 billion Swiss francs, and its operating profit margin rose significantly, to 31.7%.

The Diagnostics Division posted sales of 8.7 billion Swiss francs, a 5% increase in local currencies over the previous year. After a slow start, sales growth accelerated to slightly above the market growth rate in the second half of the year, helped by the roll-out of new products. Once again, the division's Centralized Diagnostics business – particularly the immunodiagnostics portfolio – was the main contributor to growth. With the new portfolio of Accu-Chek blood glucose monitoring products now on the market, we expect Roche Diabetes Care to return to above-market growth as well. Divisional operating profit (before exceptional items) declined 21% in local currencies to approximately 1.4 billion Swiss francs. The decrease was primarily due to higher costs for new product launches and ongoing pricing pressure in the division's markets. Operating profit was also impacted by impairment charges on intangible assets relating to the Disetronic acquisition in 2003.

Roche's strategy remains firmly focused on prescription medicines and modern diagnostics. With our increased financial strength, we have the resources for targeted business-building investments in both of these core businesses. Developing healthcare innovations – products and services representing real advances in the fight against serious diseases – is the most important thing Roche does, and our mission is not about to change. Our research and development activities are aimed at extending patients' lives and improving their health and quality of life. Worldwide, we spend 18 million Swiss francs every day in pursuit of these objectives. Last year R&D expenditure in the Pharmaceuticals Division amounted to 17.7% of sales. In absolute figures, total R&D expenditure for the Group rose to well over 6 billion Swiss francs in 2006, making Roche one of the most research-intensive companies in the industry.

We plan to intensify cooperation between our Pharmaceuticals and Diagnostics Divisions in major therapeutic areas, in order to deliver more products tailored to the needs of specific patient populations. The benefits of more precise diagnoses and better targeted treatments are already evident – particularly in oncology. Tighter cross-divisional linkages between our research, development and marketing organisations will strengthen our ability to actively shape the future of therapeutics and diagnostics.

Roche has been reselected for inclusion in the Dow Jones Sustainability Indexes and the FTSE4Good Index Series. This is recognition of our efforts to balance corporate responsibility with our business objectives and core mission to innovate healthcare. We believe that making sustainability an integral part of our business model and operations fosters innovation, minimises business risks and creates value for all stakeholders.

In the final analysis, of course, it is Roche's people who have made it the prosperous, innovative company it is today. Thanks to their untiring dedication and professionalism, Roche is able to bring products and services to market that make a real difference in patients' lives. Our strong businesses continued to create new jobs last year. In 2006 the total number of Roche employees worldwide increased by about 4,600 to over 74,000. I would like to take this additional opportunity to thank all of the Roche Group's employees for the tremendous job they have been doing, and continue to do, in a tough and challenging marketplace. The awards we received last year for being an outstanding company to work for are a special source of pride to all of us at Roche.

Without innovation, medical progress and access to quality healthcare are unsustainable. For that reason, it is vital to raise awareness of the role that pricing and patent protection play in the industry's ability to innovate. Roche will continue to actively engage with policymakers and the public on these issues.

Tomorrow's healthcare market will offer enormous opportunities and pose some enormous challenges. At Roche we can pursue those opportunities and tackle those challenges with confidence and from a position of strength. With our strategy of focused innovation and our portfolio of new products, we are well equipped for sustained growth. In 2007 we once again expect the Group's and the Pharmaceuticals Division's sales to grow at double-digit rates in local currencies, and we expect to see continued above-market sales growth in both divisions. We are aiming for Core EPS to increase in line with Group sales.



Franz B. Humer


'Information on predisposition to disease offers huge potential – but we've got a long way to go.'
Predisposition
Early detection
Prevention
Diagnosis
Therapy
Monitoring











Predisposition testing holds the promise of predictive and preventative medicine

Identifying individuals at risk for complex diseases is still a challenge. While technologies for genetic testing – such as PCR or microarrays – are available, identifying the right prognostic markers is not a straightforward task. Henry Erlich, VP of Research and Director of Human Genetics at Roche Molecular Diagnostics (at left, in main picture), is in a good position to know. As an internationally recognised expert on genetic factors associated with disease he has many contacts in the global research community.

Estimating risk for some diseases is already standard clinical practice, such as measuring blood pressure and cholesterol as risk factors for stroke and heart attack. 'Genetic predisposition testing can become part of clinical practice,' says Erlich, 'but a number of challenges will have to be met first, and we need a global, interdisciplinary effort.'

Researchers around the world have already begun addressing these challenges. According to Erlich, predisposition testing could aid in designing clinical trials and understanding the natural course of disease. In many cases, the same genetic markers might one day also help clinicians to select the best therapy. They might even point the way to new discoveries that would allow doctors to prevent a disease from occurring in a predisposed individual.

Predisposition

Not only must predisposition markers be predictive of disease, effective preventive measures must also be available. For example, statins and blood pressure medications are routinely prescribed to reduce the risk of cardiovascular disease in individuals at elevated risk. Similarly, osteoporosis medicines could be prescribed to predisposed individuals before they have lost significant bone mass. Preventive measures could reduce the public health burden of disease and expand the market for effective medicines.

Group results

Operationally and financially, 2006 was another outstanding year for the Roche Group. Total sales increased significantly, rising 17% in local currencies (18% in Swiss francs) to 42.0 billion Swiss francs. This 6.5 billion Swiss franc increase over 2005 revenues was all organic growth. Sales continued to grow especially strongly in the Pharmaceuticals Division. Its sales increased 21% for the year in local currencies (22% in Swiss francs), or more than three times the global market growth rate, led by strong demand for the cancer medicines Herceptin, Avastin and MabThera/Rituxan, the anti-influenza medicine Tamiflu, and Bonviva/Boniva, for osteoporosis. As a result, Roche extended its market leadership in oncology, transplantation and virology. In the Diagnostics Division sales increased 5% in local currencies (6% in Swiss francs) to 8.7 billion Swiss francs, with the Centralized Diagnostics unit making the largest contribution to growth. Diagnostics sales accelerated during 2006 and grew slightly ahead of the market for the year as a whole.

The further robust increase in Group sales last year had a very positive impact on earnings performance. The Group's operating profit before exceptional items increased 27% in local currencies to 11.7 billion Swiss francs. The corresponding operating profit margin rose 2.0 percentage points to 27.9%. Once again, sales growth more than offset increased investments in Roche's strong development pipeline and in new product launches.

The Group's improved earnings performance was primarily due to the significantly higher profit contributed by the Pharmaceuticals Division. The division's operating profit before exceptional items increased 40% in local currencies to 10.5 billion Swiss francs, resulting in a further margin improvement of 4.1 percentage points to 31.7%.

The Diagnostics Division posted an operating profit of 1.4 billion Swiss francs, down 21% in local currencies from the high divisional profit recorded in 2005. The division's operating profit margin declined 5.2 percentage points to 16.3%. The margin decrease was primarily due to investments in the rollout of new products, impairment charges on intangible assets and lower royalty income from licences.

The Group's strong profitability is also reflected by other key indicators. EBITDA[1)] rose 2.9 billion Swiss francs to 14.4 billion Swiss francs.

Net financial income totalled 855 million Swiss francs, up significantly from the 328 million Swiss francs recorded in 2005. The effective tax rate was 27.3%, compared with 24.9% in 2005.

Group net income rose 34%, or 2.3 billion Swiss francs, to 9.2 billion Swiss francs, and the Group's return on sales margin increased 2.5 percentage points to 21.8%. Net income attributable to Roche shareholders was 33% higher than the year before. Core Earnings per Share (Core EPS) rose 26%. The Group's balance sheet has thus been strengthened further. The ratio of equity to total assets is now 63%, and 83% of assets are financed long-term.

Outlook

Barring unforeseen events, Roche anticipates further positive growth in 2007. We expect the Group's and the Pharmaceuticals Division's sales to continue to grow at double-digit rates in local currencies. In both the Pharmaceuticals Division and the Diagnostics Division, Roche anticipates continued above-market sales growth in local currencies. Roche's target is for Core EPS to grow in line with Group sales, despite significant investments in research, development, production and marketing.

1) Earnings before exceptional items and before financial income, financing costs, tax, depreciation and amortisation, including impairment.

Trends in our market

With the world's population growing not only larger but older, ever greater numbers of people are affected by diseases of ageing. Many cancers, Alzheimer's disease, diabetes and rheumatoid arthritis, for example, are already becoming more prevalent, making it all the more urgent to find effective ways of treating them. In a growing and ageing population, people are going to need more and better healthcare, not just more of the same.

Another trend fuelling demand for high-quality healthcare is patient empowerment. Many people today are better informed about health issues and medical advances than they used to be. Understandably, they are therefore demanding a greater say in decisions affecting their care, and they want access to the latest medical procedures and medicines.

But with health systems everywhere financially stretched, how can these demands be satisfied and healthcare still be kept affordable?

A pioneer in personalised medicine

In healthcare, as in most things, one size does not fit all. Our genes and countless environmental factors influence the outcomes of the treatments we receive, including our response to medicines. Moreover, many diseases occur in genetically distinct subtypes that vary in their clinical course and prognosis. Thus, two patients who seemingly have the same disease and are treated with the same medicine may respond in radically different ways. One may benefit from treatment, while the other experiences unwanted side effects without having any clinical benefit at all.

Roche is committed to providing healthcare professionals with more powerful diagnostic tools and targeted treatments based on science's increasing understanding of how diseases arise at the molecular level. This is the one approach that promises steady improvements in the therapeutic options available to patients. Using innovative diagnostic technologies, physicians will increasingly be able to identify patient populations most likely to benefit from particular treatments.

In recent years Roche has provided some examples of how linking diagnostic and pharmaceutical knowledge can lead to more personalised healthcare.



In the fight against HIV/AIDS and hepatitis C, doctors now routinely perform viral load tests to guide treatment selection, track patients' responses to treatment, and make dosing or other adjustments if necessary.

These tests also play a key role in the development of new antiviral drugs. 'Similar successes can be achieved in oncology and rheumatology', says Dr Tim M. Jaeger (pictured), who heads the 'Drive Personalised Healthcare' initiative at Roche. 'Our Diagnostics and Pharmaceuticals Divisions are working together, for example, on better ways of detecting and differentiating certain cancers and on exploiting new mechanisms of drug action to provide specific groups of patients with more effective, targeted treatments.' Projects like these make Roche a pioneer in improving patient care – and they can ultimately do a great deal to ease the pressure on stretched healthcare budgets.


Pharma
Genentech
CHUGAI
Diagnostics

Group Innovation Network

Majority shareholdings | Alliances and licensing agreements | Spin-offs

Medical progress is essential for providing sustainable access to high-quality care – on this point governments and other payers agree. To stay competitive in today's increasingly cost-sensitive market, research-based healthcare companies like Roche need to develop products with health economic as well as clinical benefits. Medicines that extend patients' lives, improve quality of life or have fewer side effects can offer both. And so can diagnostic tests that reduce treatment costs by helping physicians choose the most appropriate therapies for their patients the first time around. Diagnostics account for only 1–2% of healthcare spending, yet timely, accurate diagnostic information is required for roughly 70% of all clinical decisions.

Clinically differentiated products create value for all stakeholders

At Roche our prime strategic focus is on innovation. We strive to develop clinically differentiated solutions for medical needs that have not yet been adequately addressed. This creates value for all stakeholders, from patients, to providers, to healthcare systems as a whole. We devote all our resources to two research-intensive businesses: pharmaceuticals and diagnostics. Within these businesses we prioritise areas of significant unmet need where we have the expertise to make a difference – areas like oncology, virology, diabetes, inflammatory and metabolic disorders and diseases of the central nervous system. And we aim to be a leader in each of our areas of interest. Today Roche is the market leader in high-growth therapeutic areas such as oncology, transplantation and hepatitis, and a world leader in molecular and centralized diagnostics and diabetes management.

World-class R&D is the backbone of our strategy. That is why we spent well over 6 billion Swiss francs on it in 2006, and why in the coming years we will continue to increase our R&D budget in selected areas of opportunity. Our innovation model relies on our own cutting-edge drug and diagnostics research and a global collaborative R&D network. Roche is the majority shareholder in Genentech in the United States and Chugai in Japan. Both companies operate largely independently, because we believe this encourages a greater diversity of approaches, increasing the chances of success. In addition, the Group's own research capabilities are augmented by a host of scientific and commercial collaborations with external biotech companies, universities and research organisations around the world.

We recognise that innovation requires perseverence and a long-term perspective. We invest early in new technologies that we judge as being critical to the long-term viability and strength of our development pipeline. Roche was one of the first pharmaceutical companies to enter the biotech arena, establishing a relationship with Genentech in the early 1980s and then becoming majority shareholder in 1990, at a time when molecular research was still in its infancy. Around the same time we acquired the worldwide rights to the polymerase chain reaction (PCR), a technological advance in molecular biology which we have developed into diagnostic products that continue to set new standards for speed and accuracy. Today, biopharmaceuticals account for over half of Group sales, and Roche is the global market leader in molecular diagnostics.

Biotechnology has opened up completely new approaches to diagnosing and treating disease, particularly cancer. Our development portfolio currently includes 15 therapeutic proteins, which are being developed for a total of 54 indications, and we are investing heavily in new manufacturing facilities to meet the growing demand for our biotherapeutics and biodiagnostics.

The emerging field of personalised medicine has tremendous potential to make healthcare better, safer and more cost-effective. With our combined strengths in diagnostics and therapeutics, we are equipped to take the lead in realising this potential (see *A pioneer in personalised medicine,* p. 11).

Our pharmaceuticals research network, our strengths in biotechnology and our leadership in diagnostics R&D are all competitive advantages in a changing marketplace.

We believe that we can deliver greater value with our innovation strategy than by selling 'me-too' products, generics or over-the-counter remedies. Because they have economic as well as clinical benefits, targeted therapies and diagnostic tests that support better medical decision-making are more likely to be approved by regulators, accepted by patients and covered and reimbursed by payers. Our goal is to deliver innovations that benefit all healthcare stakeholders, and that's not about to change.



'If I hadn't been so determined to find out about HER2, I might not be alive today to tell my story.'

Predisposition › **Early detection** › Prevention › Diagnosis › Therapy › Monitoring











Finding out more about cancer types helps patients get the right treatment

When Donna Rullo, from north-west Victoria, Australia, was first treated for early breast cancer in 2001, something her doctor said stood out: 'Your cancer is HER2-positive.' Donna immediately started gathering information about 'HER2', determined to find out what it meant for her outlook and treatment options.

Donna learned that HER2-positive tumours are particularly aggressive, grow fast and are very likely to relapse. Her search for more information led her to Richard Bell, head of cancer care at Geelong Hospital. He enrolled Donna in a clinical trial investigating the effectiveness of Herceptin (trastuzumab) in early HER2-positive breast cancer. Herceptin is specifically designed to treat HER2-positive tumours.

'Breast cancer isn't a single disease. Its stage and type and other factors influence treatment decisions and expected outcomes,' explains Prof. Bell. 'If the cancer is detected early and treatment tailored to the specific tumour and patient characteristics, better outcomes are achieved. I can't stress enough how important it is to determine all aspects of the type of breast cancer as early as possible to optimise treatment planning.'

In Donna's case early identification of her breast cancer as HER2-positive and targeted treatment with Herceptin have paid off: she has stayed in remission.





Early detection

Just as important as early diagnosis of breast cancer is fast identification of the tumour type, which can help doctors estimate how quickly the cancer will grow and how it will respond to specific treatments. For example, knowing a breast cancer patient's HER2 status at diagnosis now enables doctors to select the most effective treatment programme, increasing the patient's chances of survival.

Pharmaceuticals Division in brief

Sales *in millions of CHF*


2006 33,294
2005 27,268
2004 21,695

Operating profit before exceptional items[1] *in millions of CHF*


2006 10,545
2005 7,539
2004 5,432

1) 2004 as published in Annual Report 2005

Number of employees


2006 53,241
2005 49,027
2004 46,871

Key figures

	In millions of CHF	% change in CHF	% change in local currencies	% of sales
Sales	33,294	22	21	100
– Roche Pharmaceuticals	20,666	22	20	62
– Genentech	9,125	38	37	27
– Chugai	3,503	–5	–1	11
EBITDA	12,168	34	34	36.5
Operating profit[1]	10,545	40	40	31.7
Research and development	5,889	18	19	17.7

1) Before exceptional items

Pharma Executive Committee *1 January 2007*

William M. Burns	CEO Division Roche Pharmaceuticals
George B. Abercrombie	North America
Jennifer M. Allerton	Informatics
Jean-Jacques Garaud	Development
Eduard Holdener	Chief Medical Officer
Peter Hug	Partnering
Jonathan K.C. Knowles	Research
Dominic P. Moorhead	Finance and Controlling
Paul A. Newton-Syms	Human Resources
Claude Schreiner	Western Europe
Pascal Soriot	Commercial Operations
Jan van Koeveringe	Technical Operations

Pharmaceuticals

The Division

The Roche Group's Pharmaceuticals Division is made up of Roche Pharmaceuticals, represented in over 150 countries, and majority shareholdings in Genentech in the United States and Chugai in Japan. Roche cooperates closely with Genentech and Chugai and also maintains licensing or other collaborative agreements with some 80 companies around the world, giving the Roche Group wide access to promising experimental medicines and cutting-edge technologies.

Sales by region



Latin America 6% (+21%)
Japan 11% (-1%)
Others 9% (+26%)
Europe 32% (+22%)
North America 42% (+27%)

Italics = growth rates

Results

The Pharmaceuticals Division set new records in 2006. Sales for the full year rose 21% in local currencies and 22% in Swiss francs (21% in US dollars) to 33.3 billion Swiss francs – 6 billion francs more than 2005 and over three times the global market growth rate. Roche has now outperformed the global pharmaceuticals market every quarter for the last four years. Regional sales growth significantly outpaced the market average in North America (27% vs 8%) and Europe (22% vs 5%). In Japan sales declined 1%, in line with the market average, due to government-mandated price cuts and healthcare reimbursement changes.

Overall, growth was driven primarily by strong demand for the division's key oncology products, the influenza medicine Tamiflu, Genentech's ophthalmology drug Lucentis, and the osteoporosis medicine Bonviva/Boniva.

The division's operating profit before exceptional items advanced 40%[1] to 10.5 billion Swiss francs, and the operating margin 4.1 percentage points to 31.7%. The margin increase was the result of the strong sales growth combined with further productivity improvements, particularly in manufacturing. These factors more than outweighed significantly higher investments in marketing and distribution, and research and development. EBITDA totalled 12.2 billion francs or 36.5% of sales, compared with 33.3% in 2005.

Therapeutic areas

Oncology

The Roche Group is the world's leading provider of cancer medicines. With MabThera/Rituxan, Herceptin, Avastin, Xeloda and Tarceva, the Group currently markets five innovative cancer treatments that have been shown to significantly extend patient survival. We are continuing to investigate new uses and more effective combinations for the Group's anticancer products in an extensive development programme (see *Major development activities*, p. 27).

1) Unless otherwise stated, all growth rates are in local currencies.

Sales by therapeutic area


Respiratory diseases 3% *(+20%)*
Metabolic diseases, bone diseases 7% *(+23%)*
Central nervous system 4% *(-4%)*
Infectious diseases 2% *(-48%)*
Cardiovascular diseases 4% *(-6%)*
Inflammatory and autoimmune diseases, transplantation 8% *(+14%)*
Virology 16% *(+24%)*
Ophthalmology 1% *(n.a.)*
Others 4% *(+6%)*
Renal anemia 5% *(-3%)*
Oncology 46% *(+37%)*

Italics = growth rates

Sales of the Roche Group's oncology portfolio[2] grew by 37% in 2006 and now account for 46% of pharmaceutical sales.

Sales of MabThera/Rituxan (rituximab), for the treatment of indolent and aggressive forms of non-Hodgkin's lymphoma (NHL), continued to advance strongly throughout 2006. Growth was supported by increased use of the product as first-line treatment for both forms of the disease, particularly in Europe and emerging markets such as Russia and Latin America. High treatment rates with Rituxan in the US were maintained throughout the year. In July Roche received EU regulatory approval to market MabThera for maintenance therapy of relapsed or refractory follicular NHL, the most common form of indolent NHL. In the US Genentech received marketing approvals for three additional indications for Rituxan, including treatment of previously untreated follicular lymphoma.

Herceptin (trastuzumab) is designed specifically to treat a particularly aggressive form of tumour (known as HER2-positive) that accounts for 20–30% of all breast cancers. Worldwide sales of the product nearly doubled in 2006. In addition to strong uptake by the medical community, growth was driven mainly by reimbursement approvals in the EU, the US and other key markets for wider use of the product after surgery in early-stage breast cancer. These approvals are based on clinical trial results showing that in this setting Herceptin can reduce the risk of cancer recurrence by up to 50% and the risk of death by about a third. In October Roche filed an application with the EU authorities for approval of Herceptin combined with hormonal therapy to treat advanced (metastatic) breast cancer that is both hormone receptor-positive and HER2-positive. In November Chugai filed an application with the Japanese Ministry of Health, Labour and Welfare (MHLW), seeking expansion of the product's marketing licence to include operable early-stage HER2-positive breast cancer.

For information on Roche clinical trials, visit the Roche clinical trial registry: www.roche-trials.com. See also *Roche's clinical trial protocol registry and trial results database* on p. 73 of this report.

Avastin (bevacizumab) is the first targeted anti-angiogenic therapy with demonstrated patient survival benefits in four major tumour types: metastatic colorectal, breast and lung cancer, and now also advanced kidney cancer. Avastin inhibits the growth of blood vessels into tumours, thus cutting off the blood supply tumours need to grow and spread. It has now been launched in most markets worldwide as a first-line treatment for advanced (metastatic) colorectal cancer (CRC). Sales grew strongly in 2006 and are expected to increase further, driven by continuing market uptake. Roche is preparing to ask the EU authorities to widen the product's current marketing approval in metastatic CRC to include combinations with chemotherapy regimens based on Xeloda or oxaliplatin. The filing, planned for the first half of 2007, will be based on data from the largest-ever clinical trial in first-line metastatic CRC, showing that adding Avastin to chemotherapy (FOLFOX-4 or XELOX) significantly improves progression-free survival compared with chemotherapy alone. In April Chugai filed the first marketing application for Avastin in Japan, for the treatment of advanced

2) Oncology portfolio: MabThera/Rituxan, Herceptin, Avastin, Xeloda, Tarceva, Bondronat, Kytril, Furtulon, Neupogen, NeoRecormon (37%), Roferon-A, Neutrogin, Picibanil, Vesanoid.

Cancer – more than one disease

As the world's leading provider of cancer medicines, the Roche Group is working hard to help meet the enormous need for new treatment options and targeted therapies.

Cancer is an abnormal growth of cells that proliferate through uncontrolled cell division. These malignant cells may invade other tissues and spread (metastasise) to more distant parts of the body. Cancer is not one disease but a group of more than 100 distinct disorders. It is one of the main causes of death in industrialised countries.

Non-Hodgkin's lymphoma, a group of over 30 cancers that affect the lymphatic system, has grown in incidence by 80% since the early 1970s. This class of cancer currently affects over 1.5 million people worldwide. (→ MabThera/Rituxan)

Colorectal cancer – cancer of the large intestine or rectum – accounts for over 1 million new cases (around 10% of all newly diagnosed cancers) worldwide each year. It is the second most common cause of cancer deaths in Europe. The main treatment is surgery, which may also be combined with radiotherapy and chemotherapy. (→ Avastin, Xeloda)

Breast cancer is the most common cancer among women worldwide, with over 1 million women newly diagnosed and over 500,000 dying from the disease each year. There are different types of breast cancer, and knowledge of tumour characteristics is important for treatment decisions. (→ Herceptin, Xeloda, Avastin)

With an estimated 1.2 million new cases annually, lung cancer is the most common form of cancer worldwide. It is the leading cause of cancer deaths in the world and in Europe. Non-small cell lung cancer is the most common form of lung cancer, accounting for approximately 80% of all cases. (→ Tarceva, Avastin)

Each year, some 200,000 people worldwide are diagnosed with kidney cancer, and 100,000 die of the disease, rates that are expected to increase. Kidney cancer is more common in men, and its incidence increases with age. Renal cell carcinoma accounts for 90% of all kidney cancers. (→ Avastin, Roferon-A)

Pancreatic cancer is a particularly aggressive disease that is extremely difficult to treat. It is often resistant to chemotherapy and radiotherapy and tends to spread quickly to other parts of the body. It kills a higher proportion of patients in the first year after diagnosis than any other cancer. The fifth leading cause of cancer deaths in the developed world, pancreatic cancer claims the lives of 78,000 people every year. (→ Tarceva, Xeloda)

Stomach cancer accounts for close to 1 million new cases and at least 700,000 deaths each year, making it the second most common type of cancer and the second-largest cause of cancer deaths worldwide. It is the main type of cancer seen in China, Korea and Japan, where over 80% of all cases occur. (→ Xeloda)

For more information, visit:
http://www.roche.com/diseases.htm

or recurrent colorectal cancer. The application was filed early under an MHLW initiative aimed at expediting patient access to innovative medicines that are already approved in the US or EU, and it has also been given priority review status.

In October, following priority review, the US Food and Drug Administration (FDA) approved Avastin for the treatment of non-small cell lung cancer (NSCLC), the most common form of the disease; a filing for the same indication was submitted to the EU's European Medicines Agency (EMEA) in August. In addition, Roche filed an application in July for EU marketing authorisation of Avastin for the treatment of advanced breast cancer. In September the FDA asked Genentech to provide additional data analysis to support its US application for approval of Avastin to treat metastatic breast cancer. Genentech has agreed to supply the additional data by mid-2007.

Top-selling pharmaceutical products – Roche Group

Product	Generic name	Indication	Sales in millions of CHF	% change in local currencies
MabThera/Rituxan	rituximab	non-Hodgkin's lymphoma, rheumatoid arthritis	4,839	15
Herceptin	trastuzumab	metastatic breast cancer, adjuvant breast cancer	3,927	81
Avastin	bevacizumab	metastatic colorectal cancer, advanced non-small cell lung cancer	2,962	76
Tamiflu	oseltamivir	treatment and prevention of influenza A and B	2,627	68
NeoRecormon, Epogin	epoetin beta	anemia	2,227	-1
CellCept	mycophenolate mofetil	transplantation	1,842	7
Pegasys	peginterferon alfa-2a	hepatitis B and C	1,467	3
Xeloda	capecitabine	colorectal cancer, breast cancer	971	20
Tarceva	erlotinib	non-small cell lung cancer, advanced pancreatic cancer	813	108
Xenical	orlistat	weight loss, weight control	693	7
Xolair[1]	omalizumab	asthma	537	31
Kytril	granisetron	nausea and vomiting induced by chemotherapy or radiation therapy or following surgery	498	0
Nutropin	somatropin	growth hormone deficiency	494	3
Bonviva/Boniva	ibandronic acid	osteoporosis	488	462
Valcyte, Cymevene	valganciclovir, ganciclovir	cytomegalovirus infection	488	22
Lucentis[1]	ranibizumab	wet age-related macular degeneration	478	-
Pulmozyme	dornase alfa/DNase	cystic fibrosis	436	10
Rocephin	ceftriaxone	bacterial infections	416	-56
Neutrogin	lenograstim	neutropenia associated with chemotherapy	379	9
Activase, TNKase	alteplase, tenecteplase	acute myocardial infarction (heart attack)	362	15

1) Jointly marketed by Genentech and Novartis.

Interim analysis of a major phase III trial (AVOREN) released in December has shown that Avastin is also effective in a fourth type of cancer: it significantly improves progression-free survival when given as a first-line treatment for advanced renal cell carcinoma. These results will form the basis for a supplemental EU marketing application, planned for 2007.

Xeloda (capecitabine) is an effective oral anticancer therapy that greatly simplifies treatment and also saves costs by reducing the need for hospital visits. Strong sales growth in 2006 was fuelled mainly by increased use of the product in the adjuvant treatment of colon cancer in the US and Europe. Xeloda is currently also approved for the treatment of metastatic breast and colorectal cancer. Marketing applications are planned worldwide, except Japan, in the first half of 2007 for approval of a combination of Xeloda, oxaliplatin and Avastin for metastatic colorectal cancer. The filings will be based on the results of two phase III studies completed in 2006.

In July Roche filed an EU marketing application for approval of Xeloda in combination with cisplatin for the treatment of stomach cancer. The filing is based on the results of a phase III comparative study of the efficacy and safety of combined Xeloda and cisplatin versus the current standard therapy.

Major product approvals in 2006[1]

Product	Generic name	Indication (dosage form)	Country
Avastin	bevacizumab	second-line metastatic colorectal cancer, combination with 5-FU-based chemotherapy	USA
		first-line non-small cell lung cancer	USA
Bonviva/Boniva Injection	ibandronic acid	osteoporosis (intravenous formulation)	USA, EU, Switzerland
Copegus	*ribavirin*	chronic hepatitis C in combination with Pegasys	Japan
Epogin	epoetin beta	anemia in premature infants	Japan
Femara[2]	letrozole	breast cancer in postmenopausal women	Japan
Herceptin	trastuzumab	adjuvant (early-stage) HER2-positive breast cancer	USA, EU Switzerland
Invirase	saquinavir	HIV disease (500 mg tablet)	Japan
Lucentis[3]	ranibizumab	wet age-related macular degeneration	USA
MabThera/Rituxan	rituximab	rheumatoid arthritis, anti-TNF failures	USA, EU, Switzerland
		first-line treatment of diffuse large B-cell CD20-positive non-Hodgkin's lymphoma (NHL)	USA
		first-line treatment of patients with follicular NHL in combination with CVP chemotherapy	USA
		maintenance therapy for patients with relapsed or refractory follicular NHL	EU, Switzerland
		treatment of low-grade NHL following first-line treatment with CVP chemotherapy	USA
NeoRecormon	epoetin beta	once-weekly treatment of anemia in patients with solid tumours receiving chemotherapy (30,000 IU prefilled syringe)	EU
Tamiflu	oseltamivir	pediatric influenza prophylaxis	EU, Switzerland
Tarceva	erlotinib	metastatic pancreatic cancer in combination with gemcitabine	EU

1) Includes supplemental indications; updated to 29 January 2007.
2) Jointly marketed by Chugai and Novartis.
3) Jointly marketed by Genentech and Novartis.

Two years since its launch in 2004, sales and usage of Tarceva (erlotinib), a targeted drug with proven survival benefit in advanced non-small cell lung cancer and advanced pancreatic cancer, continue to increase strongly. Tarceva has now been approved for the second- and third-line treatment of NSCLC in over 75 countries worldwide. In April Chugai filed an application in Japan for approval of Tarceva in advanced or recurrent NSCLC; the filing has been given priority review status by the authorities. Market uptake of Tarceva for the treatment of pancreatic cancer is also strong, and the product is now the market leader in the US for this indication. In January 2007, after re-examining the data supporting Roche's supplementary marketing application, the EU authorities approved Tarceva for the treatment of metastatic pancreatic cancer.

Anemia

Anemia occurs when the number of red blood cells falls below normal, starving organs and tissues of oxygen. It is seen in more than 80% of patients with chronic kidney (renal) disease, a condition that affects more than 500 million people worldwide. Anemia is also seen in 75% of cancer patients undergoing chemotherapy. The potential long-term effects of anemia include cardiovascular disease in renal patients, while in patients with cancer it is associated with reduced survival and diminished quality of life. Roche supports basic research into anemia through its funding of the independent Roche Foundation for Anemia Research (see *Promoting advances in science*, p. 84).

Despite sustained pricing pressure, sales of NeoRecormon (epoetin beta) rose 6% to 1.5 billion Swiss francs, with the product retaining a strong position in cancer-related anemia and its market leadership in renal anemia in the regions where it is sold. As in 2005, market share gains in the oncology setting were driven by continued adoption of the convenient once-weekly prefilled syringe formulation. In January 2007 the EU authorities approved the use of the once-weekly dosage form to treat anemia in patients with solid tumours. In Japan sales of Epogin (epoetin beta) declined due to government-mandated price cuts and the introduction of flat-rate reimbursement for epoetin products used in dialysis patients, which has reduced the overall size of the anemia market. Combined sales of NeoRecormon and Epogin declined slightly overall for the year.

Mircera, the first continuous erythropoietin receptor activator, is a new anti-anemia agent that differs from existing medicines both functionally and structurally. In April Roche filed its first marketing applications for approval of Mircera to treat anemia resulting from chronic kidney disease. The EU and US filings seek approval for the use of the product both in patients who are on dialysis and in those not on dialysis (see *Major development activities*, p. 28). In December the FDA accepted additional data submitted by Roche to facilitate the agency's review of the US marketing application and extended the review period by three months. The trial in the patent lawsuit brought by Amgen in the US is expected to begin in September 2007. Roche remains confident that Mircera does not infringe any of Amgen's erythropoietin patents.

Transplantation

The number of organ transplants performed worldwide remains steady at approximately 70,000 annually. As medical science extends the life expectancy of patients with transplanted organs, demand continues to increase for safe, effective immunosuppressants to control transplant rejection and for medicines to combat infections associated with transplantation. Roche supports basic transplantation research through its funding of the independent Roche Organ Transplantation Research Foundation (see *Promoting advances in science*, p. 84).

Sales of CellCept (mycophenolate mofetil) continued to show solid growth in 2006, driven by particularly strong demand in the US. Thanks to its proven long-term survival benefits and low toxicity, CellCept remains the leading product in the mycophenolic acid market and the cornerstone of immunosuppressant therapies.

Virology

Combined sales of Valcyte (valganciclovir) and Cymevene (ganciclovir) continued to grow strongly in 2006, driven by increasing recognition among doctors of the need to prevent and treat cytomegalovirus infection in transplant patients, which can be fatal. Sales are also being helped by increased use of the products to treat cytomegalovirus infection in HIV/AIDS patients.

Influenza, or flu, is a highly contagious viral illness that occurs mainly in the autumn and winter months in temperate climates and year-round in tropical areas. It is particularly dangerous for young children, the elderly and people with chronic health problems. Every year, 100 million people fall ill with the flu in Europe, Japan and the US alone. Influenza outbreaks occur every year, though their extent and severity vary widely. Pandemics, or global epidemics, occur every 10 to 40 years and can affect up to half the world's population.

Worldwide sales of Tamiflu (oseltamivir) continued to rise strongly, driven mainly by pandemic stockpiling, as governments increased their population coverage. Since 2004 over 75 countries have placed orders for pandemic stocks of Tamiflu, with some purchasing enough to cover 25–50% of their populations. Through a collaborative network of its own facilities and those of other companies, Roche now has access to manufacturing capacity for Tamiflu that exceeds all government orders received to date. Research into the most effective utilisation of Tamiflu against the H5N1 virus is continuing, both at Roche and through collaborations with independent experts, the World Health Organization and other institutions. Following EU approval of Tamiflu for influenza prophylaxis in children aged 1–12 years, the medicine can now be prescribed for treatment or prophylaxis in all patients aged one year or older.

Balancing business and responsibility – planning for pandemic influenza



Roche's antiviral drug Tamiflu may play a key role in managing the next influenza pandemic. Our Tamiflu Life Cycle Team is working closely with the World Health Organization (WHO) and governments around the world to plan for such an event, using lessons learned from our role in developing a strategy to combat HIV/AIDS in Africa.

The H5N1 strain of influenza currently circulating in birds could lead to a human pandemic, if it mutates into a form that can be transmitted easily from person to person. When governments began establishing national pandemic plans and stockpiling medicines and other supplies, Tamiflu (oseltamivir) was identified as a critical antiviral, and demand soared.

'Roche had to boost production capacity to meet this surge in demand without restricting availability of the drug to treat and prevent seasonal flu, which still causes thousands of deaths each year,' says Pandemic Taskforce Leader David Reddy (second from right, with other team-members). 'In October 2005 we took on additional suppliers and expanded our global manufacturing network to include multiple Roche sites and more than 15 contractors in ten countries. As a result, annual production capacity increased to 400 million treatment courses by the end of 2006 – around 15 times our capacity in 2004.'

Roche has implemented a balanced pricing and patent policy to help ensure that Tamiflu is available when and where it is needed. This includes a lowered uniform price for governments stockpiling the drug for pandemic use and deeper price reductions for developing countries. To increase access in the world's two most populated countries, we have granted sublicences to major manufacturers in India and China and provided technical know-how to a South African manufacturer to expedite production of a generic version of oseltamivir for Africa.

In addition, Roche has donated 3 million treatment courses for the WHO to send immediately to the epicentre of a pandemic outbreak, should one occur, and a further 2 million as regional stockpiles for use in poorer countries with limited stocks of the drug.

Our contributions to pandemic preparedness are further examples of our long-standing commitment to working with governments, international agencies and other stakeholders to address major public health needs.

The hepatitis B and C viruses (HBV, HCV) cause acute and chronic liver disease, potentially leading to liver failure, cirrhosis and liver cancer. Worldwide, 350 million people are thought to be chronically infected with HBV, a highly infectious pathogen that is responsible for an estimated 1 million deaths annually. More than 170 million people around the world are infected with HCV, and 3 to 4 million new cases occur each year. Hepatitis C is the main reason for liver transplantation.

Despite an overall decline in market volume in the US and competition from a combination treatment in Japan, sales of Pegasys (peginterferon alfa-2a), for the treatment of hepatitis B and C, continued to grow in 2006. The product remains the leading pegylated interferon treatment for chronic hepatitis C. Sales of Copegus (ribavirin) continued to decline overall due to generic competition in the US. In January 2007 Chugai received approval to market Copegus in Japan for the treatment of chronic hepatitis C in combination with Pegasys.

With its proven medicines and diagnostic tests, Roche contributes to the global effort to combat HIV infection and AIDS. We also continue to help improve the standard of HIV care worldwide by initiating and supporting projects that can make a difference at the local level. For information on initiatives by Roche to help expand access to HIV/AIDS treatment in the developing world, see *Playing an active role* (p. 67 of this report) and visit http://www.roche.com/home/sustainability.htm.

Roche's HIV medicines achieved steady growth throughout 2006. Sales of Fuzeon (enfuvirtide), which works by blocking the entry of HIV into cells of the immune system, rose 19% compared with 2005. Combined sales of Invirase and Fortovase (saquinavir) increased 28% to 182 million Swiss francs. Growth is being fuelled by increasing uptake of the recently introduced Invirase 500 mg tablet, which offers patients greater convenience.

Rheumatoid arthritis

Rheumatoid arthritis (RA) is an autoimmune disorder characterised by joint inflammation, but the disease can also affect the lungs, eyes and bone marrow. Even when treated, it can result in progressive joint destruction and loss of mobility. The exact cause of RA is unknown, and as yet there is no cure. Within two years of developing RA, up to 70% of patients have X-ray evidence of joint damage, and within ten years 80% are unable to work or perform everyday tasks. RA is one of the most common autoimmune disorders and is now thought to affect over 21 million people worldwide. Current treatments include disease-modifying antirheumatic drugs (DMARDs) and biologic medications that inhibit tumour necrosis factor (TNF), an inflammatory cytokine.

MabThera/Rituxan is the first therapy developed for RA that selectively targets B cells, which play a key role in the disease. First approvals in this indication were issued by the FDA and the EMEA, for use in patients with active RA who have an inadequate response to or are unable to tolerate anti-TNF therapy. Launches in the US, EU and elsewhere have commenced.

Actemra (tocilizumab) is a first-in-class humanised monoclonal antibody designed to block interleukin-6, an important protein involved in the inflammation associated with RA. In April 2006 Chugai filed a marketing application in Japan for use of Actemra in the treatment of adult RA and systemic onset juvenile idiopathic arthritis. Supporting data include phase III results showing that Actemra monotherapy significantly improves the symptoms of RA and slows the progression of joint damage. Roche plans to file marketing applications for Actemra in RA in the US and the EU in 2007. The product is currently approved in Japan for the treatment of Castleman's disease, a rare lymphatic condition. (See also *Major development activities*, p. 28.)

Other major products and franchises

Osteoporosis causes a gradual loss of bone density, making bones brittle and prone to break. It affects millions of people worldwide, especially women after the menopause.

Bonviva/Boniva (ibandronic acid) is the first and only once-monthly oral bisphosphonate approved for the treatment of postmenopausal osteoporosis. As the worldwide rollout gathered pace, full-year sales of the product continued to rise strongly. In the US Boniva now accounts for some 16% of new bisphosphonate prescriptions. New data published in September show that patients on monthly Boniva tend to continue treatment significantly longer than those taking weekly bisphosphonates, thus increasing their chances of sustained treatment results. Bonviva/Boniva Injection was approved in the US and Europe in January and March, respectively, and is currently being launched in those markets. Given once every three months, this new formulation offers effective treatment to women unable to take or tolerate oral bisphosphonates.

Global sales of Xenical (orlistat 120 mg), for weight loss, grew steadily in 2006, despite the launch of a

Advancing the treatment of rheumatoid arthritis

During the 1990s, traditional thinking on the mechanisms causing the inflammation and tissue damage observed in the joints of people with rheumatoid arthritis (RA) was challenged by Jonathan Edwards, professor of medicine at University College London.



Until then, immune cells called T lymphocytes were considered to be the key factor driving RA. However, research carried out by Edwards and his colleague Geraldine Cambridge suggested that another type of immune cell – called B lymphocytes – was far more important in RA than had generally been appreciated. This led the researchers to focus on the potential role of B cells, and Edwards became convinced that targeting B cells could offer a way of preventing the inflammation and deformity of RA.

He began looking for a medicine that might be capable of achieving this. In 1996 MabThera/Rituxan (rituximab), a selective B-cell depleting monoclonal antibody, had been shown to be an effective treatment for a type of cancer called non-Hodgkin's lymphoma. In 1998, Edwards and Cambridge decided to put the medicine to the test in five patients with long-standing severe RA who had not responded to any other treatment. All five rapidly showed major improvement and the number of patients treated soon increased to 22. By halfway through the trial, it was evident that MabThera represented a major new opportunity in RA. Together with Roche, the scientists began designing a full-scale clinical trial.

Now, with eight years' clinical experience with rituximab in RA, it is clear that the product is an effective, well-tolerated treatment option for patients with active disease. It is also very encouraging that none of the patients treated by Prof. Edwards and his team in this time has shown any sign of becoming resistant to therapy: MabThera continues to successfully control their disease. 'To a number of patients, rituximab really is a godsend,' says Edwards. 'I have had several patients whose RA was so severe they were unable to get out of bed before lunchtime. Now they can not only get up, they also take a walk each day or have even gone back to work.'

new competitor in a number of markets. Growth has been helped by increasing awareness of the risks associated with overweight and obesity. Following receipt of an 'approvable' letter from the FDA in April, our partner GlaxoSmithKline is in discussions with the agency regarding its application to sell orlistat 60 mg as a non-prescription weight-loss aid in the US. Subject to final FDA approval, GSK expects to launch the product under the brandname *alli* in the first half of 2007.

Research and development

In recent years the Roche Group has brought to market effective new treatments for many different types of cancer, as well as medicines that represent important advances in the treatment of hepatitis, HIV and osteoporosis. Roche aims to expand these successes into other major areas, such as autoimmune and metabolic diseases, and disorders of the central nervous system.

In 2006, nine of the Group's phase III clinical trials met their primary endpoints, and five major trials reported positive follow-up data

Product	Indication (trial)	Result
Actemra	Rheumatoid arthritis (SATORI)	Significantly improved disease scores (ACR 20 and ACR 70) compared with methotrexate
Avastin + Xeloda	Metastatic colorectal cancer, first-line treatment (NO16966)	Avastin: Significantly longer progression-free survival compared with chemotherapy alone Xeloda: At least as effective as 5-fluorouracil (5-FU) in terms of progression-free survival when combined with oxaliplatin
Avastin	Renal cell carcinoma (AVOREN)	Significantly longer progression-free survival compared with interferon alone
Bonviva/Boniva	Osteoporosis (MOBILE, follow-up)	Sustained efficacy at hip and spine, good tolerability over 3 years
Herceptin	Metastatic breast cancer, combination with anastrozole hormonal treatment (TAnDEM)	Significantly longer progression-free survival and time to progression compared with hormonal treatment alone
Herceptin	Adjuvant breast cancer (HERA, 23-month follow-up)	Significantly longer overall survival (34% reduced risk of death) compared with chemotherapy alone
Herceptin	Adjuvant breast cancer (BCIRG 006, 36-month follow-up)	Significantly longer overall survival (up to 41% reduced risk of death) compared with no treatment following completion of adjuvant chemotherapy
MabThera/Rituxan	Indolent non-Hodgkin's lymphoma, first-line treatment (RCVP, follow-up)	Significantly longer overall survival (40% reduced risk of death) compared with CVP alone
MabThera/Rituxan	Rheumatoid arthritis (REFLEX, 12-month follow-up)	Significantly better inhibition of structural damage to joints compared with methotrexate alone
Mircera	Renal anemia – correction of hemoglobin levels in dialysis patients (AMICUS)	At least as effective as epoetin and darbepoetin in terms of response rate
Mircera	Renal anemia – correction of hemoglobin levels in predialysis patients (ARCTOS)	At least as effective as epoetin and darbepoetin in terms of response rate
Xeloda	Gastric (stomach) cancer (ML17032)	At least as effective as 5-FU in terms of progression-free survival, with better response rates
Xeloda	Esophagogastric cancer (REAL 2)	At least as effective as 5-FU in terms of overall survival, with a significant overall survival advantage when combined with oxaliplatin
Xeloda	Metastatic colorectal cancer, second-line treatment (NO16967)	At least as effective as 5-FU in terms of progression-free survival when combined with oxaliplatin

Fold-out: R&D pipeline ↻

110 research projects in major therapeutic areas
(January 2007)


Oncology 29
Central nervous system 26
Viral diseases 9
Respiratory diseases 5
Inflammatory, autoimmune and bone diseases 14
Cardiovascular and metabolic diseases 27

The Roche Group's many promising research projects and late-stage development compounds are testimony to the expertise of its more than 12,000 research and development specialists and to their commitment to one goal: creating and bringing to market innovative, clinically differentiated medicines. In 2006, for the fifth consecutive year, Roche Pharmaceuticals was named to *Science's* list of the top 20 employers in the biotech and pharmaceutical industries, moving up to third place in a field of over 300 companies. Genentech, a member of the Roche Group, was again ranked number one.

Roche continues to refine its R&D selection criteria to maximise the success of projects that reach phase III clinical testing, the most costly and time-consuming part of the drug development process. In 2006 nine of the Group's phase III clinical trials successfully reached their primary clinical end points.

R&D pipeline

In 2006 the Pharmaceuticals Division filed 13 new marketing applications and gained 14 regulatory approvals. At the beginning of 2007 the Division's R&D pipeline comprised 101 clinical projects, including 48 new molecular entities (NMEs) and 53 additional indications. Twenty-five NMEs are currently in phase I, 18 in phase II and five in phase III or filed for regulatory review. In 2006 the total number of late-stage projects (NMEs and additional indications) increased from 41 to 47.

Roche Pharmaceuticals currently has 110 projects in preclinical research across six therapeutic areas and 90 development projects in eight therapeutic areas, including 20 in phase 0 (transition from preclinical to clinical development).

In 2006 fifteen projects were either terminated or reverted to our R&D partners. Of these, eight were in phase I, six in phase II and one in phase III.

Engaging partnerships

In 2006 Roche Pharmaceuticals continued to strengthen its R&D portfolio by entering into flexible licensing and other collaborative agreements to complement the Group's in-house activities. During the year 40 new agreements were signed, including nine product transactions and 23 research and technology collaborations. In addition to three new co-development projects with Chugai, announced in July, Roche signed agreements in the second half of the year with Plexxikon (targeted cancer compound), InterMune (protease inhibitors for hepatitis C) and Actelion (S1P1 immunomodulator for autoimmune disorders).

Major development activities

Oncology

Roche and its partners continue to explore the benefits of Avastin, Tarceva, Xeloda, Herceptin and MabThera/Rituxan in additional important cancer indications and also in combination with each other and other treatments in comprehensive clinical development programmes. Our oncology portfolio is being expanded further, as promising compounds progress through clinical development.

Because of its mode of action, Avastin is demonstrating effectiveness against a wide range of solid tumours. Roche and Genentech are currently testing Avastin in eight distinct types of cancer, with plans for development in another eight. Avastin is being studied in phase III trials as an adjuvant treatment for colon cancer, and in advanced (metastatic) pancreatic, prostate and ovarian cancer. It is also being tested in combination with Tarceva in NSCLC and in combination with Herceptin and other drugs in metastatic breast cancer.

R+D pipeline strengthened further

Therapeutic area	Project ID	Project/product (generic name)	Pharmacological class	Indication	Phase	Partner
Cardiovascular and metabolic diseases	R1439		dual PPAR agonist	type 2 diabetes	II	
	R1440		glucokinase activator	type 2 diabetes	II	
	R1511			type 2 diabetes	I	
	R1579			type 2 diabetes	I	
	■ R1583	GLP-1	GLP-1 analogue	type 2 diabetes	II	Ipsen (BIM51077)
	R1658		CETP inhibitor	dyslipidemia	II	Japan Tobacco (JTT-705)
	R1663			anticoagulant	I	
Hematology and nephrology	■ R744	Mircera	continous erythropoietin receptor activator	renal anemia	filed US/EU	
	■ R744	C.E.R.A.	continous erythropoietin receptor activator	cancer-related anemia	II	
Inflammatory, autoimmune and bone diseases	■ R105	MabThera/Rituxan (rituximab)	anti-CD20 monoclonal antibody	rheumatoid arthritis, DMARD inadequate responders	III	Genentech and Biogen Idec
	R127	Valcyte (valganciclovir)	inhibitor of CMV replication	ulcerative colitis	I	
	R1295			multiple sclerosis	I	
	R1503		p53 kinase inhibitor	rheumatoid arthritis	II	
	■ R1569	Actemra (tocilizumab)	humanised anti-IL-6 receptor monoclonal antibody	rheumatoid arthritis	III filed Jpn	Chugai
	■ R1569	Actemra (tocilizumab)	humanised anti-IL-6 receptor monoclonal antibody	systemic onset juvenile idiopathic arthritis	III filed Jpn	Chugai
	■ R1594	(ocrelizumab)	humanised anti-CD20 monoclonal antibody	rheumatoid arthritis	III	Genentech
	■ R1594	(ocrelizumab)	humanised anti-CD20 monoclonal antibody	relapsed remitting multiple sclerosis	II	Genentech
	R3421		PNP inhibitor	autoimmune diseases, transplantation	I	BioCryst
	R3477		S1P1 receptor agonist	autoimmune diseases, transplantation	I	Actelion
	R99	CellCept (mycophenolate mofetil)	IMPDH inhibitor	lupus nephritis	III	Aspreva
	R99	CellCept (mycophenolate mofetil)	IMPDH inhibitor	pemphigus vulgaris	III	Aspreva
Central nervous system	■ R1450		anti-amyloid β-peptide antibody	Alzheimer's disease	I	Morphosys
	R1646			overactive bladder	I	
	R1647			depression	I	
	R1678			schizophrenia	I	
	R7090			anxiety	I	
	R7118			schizophrenia	I	
Oncology	■ R105	MabThera/Rituxan (rituximab)	anti-CD20 monoclonal antibody	chronic lymphocytic leukemia, relapsed	III	Genentech and Biogen Idec
	■ R105	MabThera/Rituxan (rituximab)	anti-CD20 monoclonal antibody	chronic lymphocytic leukemia (1st line)	III	
	■ R105	MabThera/Rituxan (rituximab)	anti-CD20 monoclonal antibody	indolent non-Hodgkin's lymphoma – maintenance (1st line)	III	Genentech and Biogen Idec
	■ R1273	Omnitarg (pertuzumab)	HER2 dimerisation inhibitor	ovarian cancer	II	Genentech
	■ R1273	Omnitarg (pertuzumab)	HER2 dimerisation inhibitor	metastatic breast cancer	II	Genentech
	R1415	Tarceva (erlotinib)	EGFR inhibitor	pancreatic cancer	approved US, filed EU	Genentech and OSI Pharmaceuticals
	R1415	Tarceva (erlotinib)	EGFR inhibitor	NSCLC (1st line) – maintenance	III	Genentech and OSI Pharmaceuticals
	R1415	Tarceva (erlotinib)	EGFR inhibitor	adjuvant NSCLC	III	Genentech and OSI Pharmaceuticals
	R1415 + ■ R435	Tarceva+Avastin (erlotinib + bevacizumab)	EGFR inhibitor + anti-VEGF monoclonal antibody	NSCLC (1st line) – maintenance	III	Genentech and OSI Pharmaceuticals
	R1415 + ■ R435	Tarceva+Avastin (erlotinib + bevacizumab)	EGFR inhibitor + anti-VEGF monoclonal antibody	NSCLC (2nd line)	III	Genentech and OSI Pharmaceuticals
	R1492		epothilone D	solid tumours	II	Kosan Biosciences (KOS862)
	■ R1507			solid tumours	I	Genmab
	R1530			solid tumours	I	
	R1645		epothilone D	solid tumours	I	Kosan Biosciences (KOS1584)
	R340	Xeloda (capecitabine)	fluoropyrimidine	gastric cancer	filed EU	
	R340	Xeloda (capecitabine)	fluoropyrimidine	adjuvant breast cancer	III	
	R340	Xeloda (capecitabine)	fluoropyrimidine	adjuvant colon cancer – combo oxaliplatin	III	
	R340	Xeloda (capecitabine)	fluoropyrimidine	metastatic colorectal cancer (1st line) – combo	III	
	R340	Xeloda (capecitabine)	fluoropyrimidine	metastatic colorectal cancer (2nd line) – combo	III	
	R340	Xeloda (capecitabine)	fluoropyrimidine	adjuvant colon cancer – combo Avastin	III	
	■ R435	Avastin (bevacizumab)	anti-VEGF monoclonal antibody	NSCLC (1st line)	approved US, filed EU	Genentech
	■ R435	Avastin (bevacizumab)	anti-VEGF monoclonal antibody	metastatic breast cancer (1st line) – combo paclitaxel	filed US/EU	Genentech
	■ R435	Avastin (bevacizumab)	anti-VEGF monoclonal antibody	NSCLC, squamous	II	Genentech
	■ R435	Avastin (bevacizumab)	anti-VEGF monoclonal antibody	adjuvant colon cancer	III	Genentech
	■ R435	Avastin (bevacizumab)	anti-VEGF monoclonal antibody	metastatic colorectal cancer (1st line) – combo extension	III	Genentech
	■ R435	Avastin (bevacizumab)	anti-VEGF monoclonal antibody	metastatic breast cancer (1st line) – combo Herceptin	III	Genentech
	■ R435	Avastin (bevacizumab)	anti-VEGF monoclonal antibody	pancreatic cancer	III	Genentech
	■ R435	Avastin (bevacizumab)	anti-VEGF monoclonal antibody	ovarian cancer (1st line)	III	Genentech
	■ R435	Avastin (bevacizumab)	anti-VEGF monoclonal antibody	prostate cancer	III	Genentech
	■ R435	Avastin (bevacizumab)	anti-VEGF monoclonal antibody	NSCLC with previously treated CNS metastases	II	Genentech
	■ R435	Avastin (bevacizumab)	anti-VEGF monoclonal antibody	metastatic breast cancer (1st line) – combo docetaxel	III	Genentech
	■ R435	Avastin (bevacizumab)	anti-VEGF monoclonal antibody	metastatic breast cancer (1st line) – combo non-taxanes	III	Genentech
	■ R435	Avastin (bevacizumab)	anti-VEGF monoclonal antibody	renal cell carcinoma	III	Genentech
	■ R547			solid tumours	I	
	■ R597	Herceptin (trastuzumab)	anti-HER2 monoclonal antibody	metastatic breast cancer – combination with hormonal therapy	filed EU	Genentech
	■ R597	Herceptin (trastuzumab)	anti-HER2 monoclonal antibody	gastric cancer	III	
	R7204		B raf kinase inhibitor	malignant melanoma	I	Plexxikon
Respiratory diseases	R667		nuclear receptor agonist	emphysema	II	
Viral and other infectious diseases	R127	Valcyte (valganciclovir)	inhibitor of CMV replication	cytomegalovirus, extension of treatment	III	
	R1558		antibiotic	bacterial infections	II	Sankyo (CS023)
	R1626		polymerase inhibitor	hepatitis C	II	
	■ R7025			hepatitis C	I	Maxygen
	R7128		polymerase inhibitor	hepatitis C	I	Pharmasset
	R7227		protease inhibitor	hepatitis C	I	InterMune
Opt-in opportunities	■ ALTU-238			growth hormone deficiency	II	Genentech
	■ Anti-CD40		anti-CD40 monoclonal antibody	non-Hodgkin's lymphoma	II	Genentech
	■ Anti-CD40		anti-CD40 monoclonal antibody	chronic lymphocytic leukemia, multiple myeloma	I	Genentech
	■	APO2L/TRAIL		cancer	I	Genentech
	■	PARP inhibitor		malignant melanoma	I	Genentech
	R1524		calcineurin inhibitor	renal transplant	II	Isotechnika (ISA247)
	R1589			Alzheimer's disease	I	Memory Pharmaceuticals
	R1668		E2F modulator	solid tumours	II	ArQule (ARQ501)
	■ R435	Avastin (bevacizumab)	anti-VEGF monoclonal antibody	glioblastoma multiforme	II	Genentech
	■ R435	Avastin (bevacizumab)	anti-VEGF monoclonal antibody	adjuvant breast cancer (HER2-negative)	II	Genentech
	■ R435	Avastin (bevacizumab)	anti-VEGF monoclonal antibody	ovarian cancer (2nd line)	II	Genentech
	■ R435	Avastin (bevacizumab)	anti-VEGF monoclonal antibody	gastrointestinal stromal tumour	III	Genentech
	■ R435	Avastin (bevacizumab)	anti-VEGF monoclonal antibody	adjuvant rectal cancer	III	Genentech
	■ R435	Avastin (bevacizumab)	anti-VEGF monoclonal antibody	metastatic breast cancer (2nd line)	III	Genentech
	■	VEGF	topical VEGF	diabetic foot ulcer	II	Genentech
	TP300			colorectal cancer	I	Chugai
	■	Trastuzumab-DM1		metastatic breast cancer	I	Genentech
	■ R105	MabThera/Rituxan (rituximab)	anti-CD20 monoclonal antibody	primary progressive multiple sclerosis	III	Genentech
	■ R105	MabThera/Rituxan (rituximab)	anti-CD20 monoclonal antibody	lupus nephritis	III	Genentech
	■ R105	MabThera/Rituxan (rituximab)	anti-CD20 monoclonal antibody	ANCA-associated vasculitis	III	Genentech
	■ R105	MabThera/Rituxan (rituximab)	anti-CD20 monoclonal antibody	systemic lupus erythematosus	III	Genentech
Participation through Chugai	AVS	Antevas (nicaraven)	hydroxyl radical scavenger	subarachnoid hemorrhage	filed Jpn	
	ED-71		activated vitamin D derivative	osteoporosis	III	
	■ EPOCH	Epogin (epoetin beta)		chemotherapy-induced anemia	filed Jpn	
	GM-611	(mitemcinal fumarate)	motilin agonist	gastroparesis, irritable bowel syndrome	II	
	SG-75	Sigmart (nicorandil)		acute heart failure	filed Jpn	
	VAI	(valine)		post-hepatectomy	II	
Participation through Genentech	■	Lucentis (ranibizumab)	antibody fragment to VEGF	diabetic macular edema	II	
	■	Xolair (omalizumab)	anti-IgE antibody	pediatric asthma	III	Novartis and Tanox
	■ HAE1			asthma	II	

At the beginning of 2007 the Pharmaceuticals Division's R&D pipeline comprised 101 projects, including 48 new molecular entities (NMEs) and 53 additional indications. Twenty-five NMEs are currently in phase I, eighteen in phase II and five in phase III or filed for regulatory review.

Blue type signifies first indication, black type additional indications
Current as of January 2007

■ Therapeutic protein
Small molecule

Phase I — Initial studies in healthy volunteers and possibly in patients
Phase II — Efficacy, tolerability and dose-finding studies in patients
Phase III — Large-scale studies in patients for statistical confirmation of safety and efficacy

Results from the phase III 'Avastin in Lung' trial (BO17704), which is exploring the combination of Avastin with chemotherapy in the first-line treatment of advanced NSCLC, are expected in the first half of 2007.

A phase II study investigating combined Herceptin and Avastin (without chemotherapy) in the first-line treatment of HER2-positive metastatic breast cancer showed that 54% of the patients had a complete or partial response (tumour shrinkage). Recruitment has started for a phase III trial (AVEREL) to investigate adding Avastin to Herceptin plus docetaxel in the first-line treatment of metastatic breast cancer. Roche and Genentech also plan to investigate combined Avastin and Herceptin in the adjuvant HER2-positive breast cancer setting.

Roche and its partners are currently evaluating MabThera/Rituxan in a phase III trial as maintenance therapy following first-line treatment with the product for indolent non-Hodgkin's lymphoma. MabThera/Rituxan is also being evaluated in two phase III programmes as a first-line treatment and as therapy for relapses in chronic lymphocytic leukemia.

HERA, a major phase III trial in which Herceptin is given to women with early-stage breast cancer for 12 or 24 months, continues; further data will be announced as the study matures. Herceptin is also being evaluated in phase III trials for the treatment of HER2-positive stomach cancer.

Xeloda is currently being developed in the adjuvant breast cancer setting, and recruitment of patients for a large phase III study of the product combined with docetaxel was completed in January 2007.

Omnitarg (pertuzumab), a HER2 dimerisation inhibitor, is being developed for the treatment of ovarian and breast cancer. The results of a recent phase II study of Omnitarg plus gemcitabine versus gemcitabine alone in advanced (platinum-resistant) ovarian cancer are encouraging. Results from a phase II study of the drug in platinum-sensitive ovarian cancer are expected in 2007. The results of both studies will form the basis for a decision on progression to phase III development.

Hematology and nephrology (anemia)

The results of six major phase III trials of Mircera in renal anemia, involving over 2,400 patients with chronic kidney disease, were presented at major medical conferences in 2006. The data show that dialysis patients can be switched directly and successfully to maintenance therapy with once-monthly Mircera from other medicines requiring administration up to three times a week – the first time such a switch has been achieved. In addition, two studies of anemia correction in previously untreated patients with chronic kidney disease demonstrated that Mircera can be given to these patients just twice monthly from the outset – another first. Clinical development of Mircera for chemotherapy-induced anemia in cancer patients, currently in phase II, is proceeding as planned.

Rheumatology and autoimmune diseases

New clinical results published in 2006 on the use of MabThera/Rituxan in patients with rheumatoid arthritis (RA) who have not responded to therapy with one or more TNF inhibitors included the first radiographic evidence that MabThera/Rituxan significantly inhibits joint destruction and data showing the continued benefit of additional treatment courses with the drug. Development of the product in a broader group of RA patients with mild to moderate disease who have not responded adequately to treatment with disease-modifying antirheumatic drugs (DMARDs) is on track, with four phase III trials in progress.

Actemra is being developed as a treatment for RA in one of the most extensive phase III programmes Roche has ever undertaken. Five clinical trials with over 4,000 patients are currently ongoing in 41 countries. Patient enrolment was completed in December.

Ocrelizumab is an anti-CD20 humanised monoclonal antibody being developed by Roche and Genentech for moderate to severe rheumatoid arthritis. Like MabThera/Rituxan, ocrelizumab also targets B cells. As a fully humanised antibody, it has the potential to be even better tolerated. Promising phase I/II data were presented at the American College of Rheumatology conference in November showing that ocrelizumab was well tolerated and

Actemra – partnering in action



Actemra (tocilizumab) is a humanised monoclonal antibody designed to block an inflammation-causing protein called interleukin-6 (IL-6). It is the first drug of its class for rheumatoid arthritis (RA), the first antibody-based drug to originate in Japan and Roche and Chugai's first co-development project.

Actemra selectively targets the IL-6 receptor, blocking the activity of IL-6, a protein that plays a major role in the inflammation that characterises RA. Clinical trial data indicate that Actemra can dramatically reduce the painful, disabling symptoms and joint damage of RA.

Since 2003 a life-cycle team of scientific, medical and business specialists from Roche and Chugai has been managing the Actemra project, which now includes five phase III clinical trials at centres in 41 countries. The team is headed by Roche Life Cycle Leader Don Maclean and Hiroyuki Ohta, Senior Vice President and Head of the MRA Unit at Chugai (pictured above, at right and second from right, with other team members).

The Actemra story is a story of partnering and diversity. The members of the life-cycle team bring a broad range of strengths and perspectives to the common goal of developing and commercialising Actemra worldwide. The Roche people are able to learn from Chugai's ten years of R&D experience with the drug while contributing global development and marketing expertise.

Collaboration between Chugai and Roche is excellent. Chugai successfully markets major Roche medicines in Japan and is currently seeking Japanese regulatory approval for others, including Avastin. In research the companies have complementary expertise and interests in small molecules and therapeutic antibodies and share insights and technologies.

The next co-development projects are already lined up: in July the companies signed agreements covering three new Chugai compounds – two for cancer and one for diabetes.

clinically active at all tested doses. An extensive phase III clinical development programme is planned to start early in 2007.

In addition, Roche is developing R1503, an oral p38 MAP kinase inhibitor, for moderate to severe RA. Inhibition of the enzyme p38 MAP kinase reduces the production of key mediators of inflammation. Currently in phase II clinical testing, R1503 has the potential to offer increased safety and efficacy and easier administration compared with currently available DMARDs.

Metabolic disorders

Type 2 (adult onset) diabetes has been recognised as a global epidemic. By some estimates, 300 million people worldwide will have this disease by 2020. Roche is currently investigating over 200 different biological targets and screening drug candidates against them.

Blood glucose control depends largely on the secretion of insulin by beta cells in the pancreas in response to fluctuations in glucose levels. However, it is also related to glucose production, which is

Building for the future



Already a world leader in biotech manufacturing capacity, the Roche Group continues to invest in the future. To meet rising demand for its therapeutic antibody products, Roche is building state-of-the-art biotech facilities to produce Avastin and Herceptin in Basel, Switzerland, and Penzberg, Germany. Together, the two projects represent an investment of 800 million Swiss francs.

Both facilities are being built to very tight schedules to ensure they will be fully operational and manufacturing for the Group's markets by 2009. Not only do the project teams at both sites share a strong sense of urgency, they are also employing the same 'fast-track' approach. This means that design and engineering phases take place concurrently, resulting in significant time savings. Commenting on the advantages, Daniel Riekert (pictured here, standing), project manager in Basel, says, 'The fast-track approach makes it possible to complete complex building projects faster than ever before. We've accumulated a lot of experience in this area, which we share with our engineering colleagues in Genentech and Chugai. This know-how benefits the entire Roche Group.'

Both projects are within budget and ahead of schedule. Construction of the buildings was completed in only two years, and all equipment has been installed. Over the next two years, final commissioning and qualification will take place, as well as final regulatory inspections. 'The speed with which these two facilities will become operational – four years in total – is remarkable,' says Penzberg project manager Claus Herrmann (seated, at right). 'It shows how committed the company is to ensuring that its biotech medicines are available to patients.'

tightly controlled in the liver. Glucokinase is an enzyme that plays a key role in both organs. By targeting both pathways, R1440, Roche's first-in-class oral glucokinase activator, is designed to provide better control of type 2 diabetes than the current standard therapy. R1440 is currently in phase II clinical trials. Roche is also developing other compounds that act on glucokinase and other components of glucose metabolism as potential treatments for type 2 diabetes.

In July Roche announced that it was exercising its option to license, develop and market R1583 (BIM 51077), a long-acting glucagon-like peptide-1 (GLP-1) analogue developed by Ipsen for type 2 diabetes. R1583 has a similar structure to and closely mimics the action of the natural human hormone GLP-1 and offers potential for weekly or longer administration intervals. Unlike other GLP-1 analogues, R1583 has so far not provoked antibody responses in any of the people given the drug. A phase IIb study is currently being prepared, with first administration planned for early 2007.

Dyslipidemia

Lack of high-density lipoprotein cholesterol (HDL-C), or 'good' cholesterol, is associated with an increased risk of cardiovascular disease. R1658, licensed from Japan Tobacco, is a cholesteryl ester transfer protein (CETP) inhibitor with a unique mechanism of action that is designed to raise levels of HDL-C. Phase II studies are nearing completion;

the data indicate that the compound has a good safety profile and the desired effects on HDL-C and other blood lipids (fats). The results of these studies will form the basis for a decision in 2007 on entry into phase III testing. Unlike a development compound from the same class that was recently discontinued by another company, R1658 has not been associated with any adverse cardiovascular changes or any increase in blood pressure when given to patients as monotherapy or in combination with statins; nor did R1658 affect cardiovascular parameters in animal models.

Virology

Chronic infection with HCV genotype 1 is one of the most difficult types of hepatitis C to treat. This viral subtype is found in the largest subgroup of patients with hepatitis C. Only 50–55% of patients with HCV genotype 1 respond to current treatments, and many experience severe side effects. To meet the need for new treatment options, Roche has several novel anti-HCV agents in clinical development. R1626, currently in phase II, is a potent inhibitor of HCV polymerase, an enzyme that is essential for replication of the virus. In addition, two compounds from partnerships with Pharmasset and Maxygen entered phase I clinical testing in 2006.

Central nervous system diseases

Diseases of the central nervous system represent some of the greatest unmet medical needs worldwide and one of the largest segments of the global pharmaceuticals market. Roche currently has eight projects in early clinical development in this area, including promising phase I compounds for Alzheimer's disease, schizophrenia and depression.

Manufacturing infrastructure

Over the last few years, Roche has been systematically developing its manufacturing infrastructure in line with ongoing changes in the Group's product mix and to meet current and expected demand for its new biologic medicines. In addition, to ensure our manufacturing operations remain efficient, cost-effective and environmentally compatible, we are continually incorporating improved technology and updating processes in line with best practices.

Roche Pharmaceuticals is currently investing around 2 billion Swiss francs in manufacturing infrastructure projects, including major biotech facilities to produce the active ingredients of Avastin and Herceptin in Basel (Switzerland) and Penzberg (Germany), new formulation, filling, packaging and logistics facilities for injectable and infusable medicines in Kaiseraugst (Switzerland) and Mannheim (Germany), and a facility in Toluca (Mexico) for the formulation of highly potent medicines such as Xeloda.

Diagnostics Division in brief

Sales *in millions of CHF*



2006	**8,747**
2005	8,243
2004	7,827

Operating profit before exceptional items[1] *in millions of CHF*



2006	**1,422**
2005	1,771
2004	1,670

1) 2004 as published in Annual Report 2005.

Number of employees



2006	**20,712**
2005	20,352
2004	19,565

Key figures

	In millions of CHF	% change in CHF	% change in local currencies	% of sales
Sales	8,747	6	5	100
– Diabetes Care	3,019	5	3	35
– Centralized Diagnostics	3,100	7	5	35
– Molecular Diagnostics	1,211	3	3	14
– Near Patient Testing	785	8	7	9
– Applied Science	632	12	12	7
EBITDA	2,500	–4	–5	28.6
Operating profit[1]	1,422	–20	–21	16.3
Research and development	700	0	–1	8.0

1) Before exceptional items.

Diagnostics Executive Committee *1 January 2007*

Severin Schwan	CEO Division Roche Diagnostics
Per-Olof Attinger	Platforms and Support
Silvia Ayyoubi	Human Resources
Manfred Baier	Applied Science
Christian Hebich	Finance and Services
Daniel O'Day	Molecular Diagnostics
Tiffany Olson	North America
Volker Pfahlert	Professional Diagnostics
Burkhard G. Piper	Diabetes Care
Jürgen Schwiezer	EMEA (Europe, Middle East, Africa) and Latin America
Robert Yates	Business Development

Diagnostics

The Division

Roche Diagnostics is the world leader in in-vitro diagnostics: products used to test human body fluids and tissues to obtain information for the diagnosis, prevention and treatment of disease. And it is also a supplier of innovative solutions for medical and biotechnology research. The division's large and growing product portfolio ranges from home blood glucose monitoring products for people with diabetes and point-of-care testing devices for use in doctors' offices to high-throughput laboratory systems for hospitals and state-of-the-art instruments for genetic research.

The division has R&D and manufacturing facilities in Austria, Germany, Switzerland and the United States, augmented by an extensive network of alliances and partnerships giving the division broad access to important new technologies. It is using these capabilities to help make today's healthcare better, safer and more cost-effective and to provide scientists with the tools needed to discover tomorrow's medical advances.

Results

Roche Diagnostics remained the global leader in 2006 in an increasingly competitive market, with a market share of 19%. Divisional sales increased 5% for the year in local currencies (6% in Swiss francs; 5% in US dollars), fuelled by new product launches. This was slightly above the market growth rate. The Centralized Diagnostics, Near Patient Testing and Applied Science units were the main contributors to growth. Roche Diabetes Care's sales grew 3%.

Sales by region



Europe/Middle East/
Africa 48% *(+5%)*
Japan 5% *(+3%)*
Asia-Pacific 7% *(+8%)*
Others 1% *(-4%)*
Iberia/
Latin America 11% *(+9%)*
North America 28% *(+2%)*

Italics = growth rate

In October the Food and Drug Administration (FDA) lifted an import alert barring the US sale of Accu-Chek insulin pumps from Disetronic Medical Systems. With its new Accu-Chek Spirit pump now available in the world's largest infusion systems market, Roche expects to further strengthen its market leadership in diabetes care.

Divisional operating profit (before exceptional items) declined 21%[1] to 1.4 billion Swiss francs, resulting in a margin decline of 5.2 percentage points. This was primarily due to increased investments in launch activities, impairment charges on intangible assets and lower royalty income from licences. The impairment charges mainly relate to intangible assets recorded following the Disetronic acquisition in 2003. The decline in royalty income followed the worldwide expiry of the foundational patents on polymerase chain reaction (PCR) technology in many countries outside the US. EBITDA[2]

1) Unless otherwise stated, all growth rates are in local currencies.

2) Earnings before exceptional items and before financial income, financing costs, tax, depreciation and amortisation, including impairment.

totalled 2.5 billion francs, or 28.6% of sales, compared with 31.7% in 2005; this was well above the industry average.

Business areas

Diabetes Care

Roche Diabetes Care supplies a broad range of blood glucose meters and insulin delivery systems for better diabetes management. Monitoring systems with integrated lancets, test strips and software for storing and analysing data are an increasingly important part of Roche's diabetes care portfolio because they improve glucose control for many users, in addition to offering greater convenience. Activities aimed at integrating glucose monitoring and data management with insulin delivery are ongoing and may one day result in systems that closely mimic the way the healthy pancreas regulates blood glucose levels.

Roche Diabetes Care remained the global market leader in 2006. Following 1% growth in the first half-year, sales rose 5% in the third quarter and 6% in the fourth. Full-year sales were up 3% from the previous year.

The new Accu-Chek product portfolio makes it even easier for people with diabetes to manage their condition. Besides the Accu-Chek Spirit insulin pump, it includes the Accu-Chek Aviva and Accu-Chek Go blood glucose monitoring systems and Accu-Chek Compact Plus, an all-in-one system integrating a glucose meter with an automatic test strip dispenser and a lancing device. Also new is the Accu-Chek Multiclix lancing device, which features a unique preloaded lancet drum for safer, more convenient and comfortable blood sampling. Market uptake of these products has been strong, spurring additional sales growth and helping to offset declining sales of the Accu-Chek Advantage system, one of Roche Diabetes Care's most successful products for nearly a decade. The rollout of new monitoring systems was completed in mid-2006 with the launch of the Accu-Chek Compact Plus in North America and Accu-Chek Aviva in Japan. The entire new family of Accu-Chek products is now available worldwide.

In the United States customers have had access to the complete Roche portfolio of insulin delivery products since the FDA lifted its import alert on Accu-Chek insulin pumps in October. The customer response there to the Accu-Chek Spirit pump, which is now available in more than 30 countries, was very positive during its first three months on the US market. Roche Diabetes Care's insulin delivery business posted double-digit growth.

Centralized Diagnostics

Laboratory workloads are increasing with the growing demand for tests to detect diseases early and for more targeted therapies. At the same time, hospital-based and commercial laboratories are under pressure to contain or cut costs. Roche Centralized Diagnostics supplies instruments, tests, data management software and services that enable laboratories to cope with these challenges by simplifying workflows and enhancing productivity and efficiency.

In 2006 Roche Centralized Diagnostics posted above-market sales growth of 5% and remained the industry leader with a market share of about 13%. The rollout of the medium-throughput cobas 6000 analyser series and the European launch of the cobas c 111 analyser for customers with small testing volumes marked important steps in a business strategy centred on making clinical chemistry and immunochemistry testing simpler and more efficient. An application for US marketing approval for the cobas c 111 analyser was submitted to the FDA in late 2006. The cobas 6000 analyser series is a fully automated, integrated system capable of handling more than 95% of the routine tests performed daily by a medium-volume laboratory. Thanks to its flexible, modular design, it can be configured exactly to customers' individual needs, and new modules can be added at any time as those needs grow.

Immunoassay sales continued to grow significantly faster than the market, advancing 13% in 2006 thanks to products like the Elecsys proBNP and Elecsys Troponin T assays for cardiac disorders. Sales of the NT-proBNP marker grew 28%, helped by additional US approval of the Elecsys proBNP assay for use in assessing the risk of cardiac events in patients with stable coronary artery disease.

Consolidation and flexibility with the cobas 6000



Tergooi Hospitals in the neighbouring towns of Hilversum and Blaricum, in the Netherlands, recently merged and together have 500 beds. Eric Vermeer (pictured) and Frits Fernhout, two visionary young doctors at the hospitals, are in charge of Europe's first reference laboratory equipped with instruments from Roche's cobas 6000 analyser series, and their ambition over the next several years is to make it one of the Netherlands' ten best reference labs. In June 2006 their laboratory became one of the first to install these new analysers.

'One important reason for choosing the cobas 6000 analyser series was consolidation – it allows us to perform clinical chemistry and immunochemistry testing on a single platform', says Dr Vermeer. 'The space savings are significant. We used to have two relatively large clinical chemistry analysers here, plus a third system for immunoassays. Today we have two new cobas instruments instead, each capable of serving as a backup for the other. We intend to use the extra space to expand the range of tests the laboratory offers.'

'Another selling point for us was the system's flexibility', adds Dr Fernhout. 'As the volume of test orders we're handling grows over the next few years – and we hope it will – adapting and expanding the system to cope with the higher workload won't be a problem. All we have to do is add another cobas e 601 or cobas c 501 module. It's as simple as that.'

Improved workflow, more efficient use of the 75 staff who work in the lab, shorter turnaround times and lower costs are all advantages that Dr Vermeer and Dr Fernhout have experienced first-hand since the switch to the cobas 6000 analyser series. As for the staff, they like the standardised, user-friendly interface software. Before the switch, they had to master two different operator interfaces; those days are over.

Molecular Diagnostics

Roche Molecular Diagnostics develops and commercialises innovative, highly sensitive systems and tests that reliably detect bacteria, viruses and other pathogens in patient samples and in donated blood, tissues and organs. These products use technologies that directly detect the genetic material (DNA or RNA) of infecting pathogens such as HIV or hepatitis viruses, and therefore provide faster results than tests based on the body's immune response to infection. The business area is also working on additional gene-based tests to facilitate differential diagnosis and treatment selection in a number of other diseases.

Roche Molecular Diagnostics maintained its leading market share at about 38% as sales advanced 3% for the year. Virology – the largest segment by sales – grew 5% in 2006, in line with the virology market.

Stepped-up sales efforts for the combined Cobas AmpliPrep/Cobas TaqMan platform and its menu of viral load tests for HIV and hepatitis B and C virus (HBV, HCV) drove product sales and helped Roche Molecular Diagnostics to maintain its market share in Europe. Offering fully automated sample preparation and analysis, Cobas AmpliPrep/Cobas TaqMan enhances laboratory productivity and test result integrity. FDA review of the HIV viral load test for this platform is already well advanced, and Roche is preparing to submit its marketing application for the HCV test to the FDA in early 2007. Monitoring viral load (the amount of virus in a patient's blood) is an important way of assessing disease progression and treatment response.

In June Roche began rolling out the new fully automated cobas s 201 modular blood screening system and cobas TaqScreen MPX multiplex test across Europe. The cobas TaqScreen MPX test, which simultaneously detects HIV, HCV and HBV in donated blood, received CE Mark (Conformité européenne) certification in March. These products are now available in all European countries. US filings for the multiplex test and a separate West Nile Virus test on the cobas s 201 system are planned for 2007.

During the year additional large US laboratories signed on to offer the AmpliChip CYP450 Test, a microarray-based test that detects genetic variations which can affect the way patients respond to treatment with many widely prescribed drugs.

Roche is preparing to submit filings to the FDA in the first half of 2007 for tests to detect and genotype low-, intermediate- and high-risk strains of human papillomavirus (HPV). Persistent infection with certain HPV genotypes is a known risk factor for cervical cancer.

Near Patient Testing

Roche Near Patient Testing supplies products for use outside the central laboratory, for example in physicians' offices and at patients' bedsides. Portable diagnostic and monitoring devices, rapid, simple-to-perform tests and advanced software to support clinical decision-making at the point of care are its core product groups.

This business area reinforced its market leadership in 2006. Overall sales rose 7% for the year, helped by the continued trend towards decentralised testing.

Roche Near Patient Testing's newest coagulation monitoring systems, CoaguChek XS for patient self-monitoring and CoaguChek XS Plus for healthcare professionals, commenced their European rollout in January and October, respectively. CoaguChek XS received FDA approval in the third quarter of 2006, and a full US launch is planned for the first quarter of 2007. These systems provide patients taking oral anticoagulants and their health professionals accurate, on-the-spot results from a single drop of blood. Their successful launch has strengthened Roche's global leadership in coagulation monitoring.

Roche Near Patient Testing is also the clear leader in hospital-based blood glucose monitoring. The Accu-Chek Inform meter and Accu-Chek Advantage and Accu-Chek Sensor test strips are the core products driving Roche's growing market share in this segment.

Applied Science

The life sciences encompass disciplines ranging from biology, genetics and proteomics to medical research into major disease areas such as cancer and virology. Roche Applied Science supplies a broad and growing array of instruments and highly specific test reagents and test kits for research applications in this diverse market.

Roche Applied Science's sales grew 12% in 2006, nearly twice the market growth rate. Growth was driven primarily by the LightCycler 480 instrument and Genome Sequencer 20 system. LightCycler 480 is a highly versatile high-throughput gene expression and mutation analysis platform based on the polymerase chain reaction (PCR) technology pioneered by Roche. The innovative Genome Sequencer 20 system, first launched in late 2005, marks Roche's successful entry into the attractive DNA sequencing research market. It can sequence long DNA fragments and entire genomes 60 times faster than conventional commercially available instruments.

Roche Applied Science is also a supplier of industrial reagents and substrates, which account for a major part of its sales revenues. These products were important contributors to growth in 2006.

Major product launches in 2006

Business area	Product
Diabetes Care	New Accu-Chek Go meter, offering improved feature set and design
	Accu-Chek Smart Pix: Small, easy-to-use device reader; transfers data from any Accu-Chek pump or blood glucose meter to the user's PC
Centralized Diagnostics	cobas 6000 analyser series: Integrated clinical chemistry (cobas c 501 module) and immunoassay (cobas e 601 module) platform for mid-volume laboratories; designed for easy on-site expandability
	cobas c 111: Stand-alone clinical chemistry and electrolyte analyser for extra-small-workload laboratories
	cobas IT 5000 solution: Laboratory information system that supports all steps of laboratory testing, from order entry to result reporting. Features connectivity, sample management, quality control and validation capabilities
Molecular Diagnostics	cobas TaqScreen MPX multiplex Test: Multiplex test for the detection of HIV-1 (groups M and O), HIV-2 and hepatitis B and C on the cobas s 201 system; can be used to screen whole blood, plasma and organs and tissues from living donors
	LightCycler SeptiFast Test (CE): Rapidly and reliably detects and identifies the 25 pathogens responsible for 90% of all bloodstream infections
Near Patient Testing	CoaguChek XS Plus: Hand-held coagulation monitoring system for professional use
	CoaguChek XS: Hand-held coagulation monitoring system for self-testing
Applied Science	LightCycler 480 instrument: New 96-well format and software modules extending the system's broad range of applications

Research and development

In 2006 Roche Diagnostics invested 700 million Swiss francs, or 8% of sales, in research and development. The molecular diagnostics, immunochemistry and diabetes care businesses accounted for the largest shares of expenditure.

Diabetes Care

Roche Diabetes Care is pursuing continuous improvements in integrated blood glucose monitoring. Integrated systems reduce the number of different devices and steps required to track blood glucose levels, making it easier for people with diabetes to adhere to their diabetes management regimens. The business area is exploring projects ranging from safer, more convenient lancing devices to insulin guidance software and decision support programs designed to help physicians and patients make better treatment decisions. A second-generation continuous glucose monitoring system is among the projects currently under development.

Centralized Diagnostics

Following the 2006 rollout of the cobas 6000 analyser series, Roche Centralized Diagnostics is preparing to launch its second cobas modular platform in 2007. The new platform, which will be marketed as the cobas 4000 analyser series, is geared

Key product launches scheduled for 2007

Business area	Product
Diabetes Care	Accu-Chek Performa: Blood glucose monitoring system that gives test results in five seconds, performs extensive quality checks and includes advanced data management features
	Accu-Chek 360°: Easy-to-use, customisable PC-based data management software designed for a wide range of uses, from downloading data to performing detailed analyses; for people with diabetes and healthcare professionals
	New Accu-Chek Compact Plus blood glucose monitoring system, with improved user-friendly design and an ergonomic user interface
Professional Diagnostics[1]	cobas e 411: Stand-alone immunochemistry analyser for small- and medium-workload laboratories. Successor to Elecsys 2010
	MPA connectivity for the cobas 6000 analyser series: Connectivity hardware and software for cobas 6000 and Modular Pre-Analytics modules; offers laboratories total automation from sample preparation to result
	Additional configurations of the cobas 6000 analyser series, combining the cobas c 501 and cobas e 601 modules: cobas <501^{2}|601>, cobas <501^{2}>, cobas <501|601^{2}>, cobas <601^{2}>. The new configurations are designed to suit an even wider range of laboratory workloads
	cobas c 311 system: Stand-alone clinical chemistry analyser for small- to medium-workload laboratories
	MyLabView: Portal for online benchmarking of results obtained with Serum Work Area analysers
	cobas IT 3000 solution: Central lab data management system (WAM/middleware) for instrument interface consolidation, providing result-related reagent and test information
	cobas IT 1000 solution: Work area manager for hospital point of care; product updates will be released periodically throughout 2007
	cobas h 232: Portable system for bedside or fixed-location cardiac testing; test menu of Roche cardiac assays
	cobas h 152: Hand-held meter for measuring cholesterol, triglycerides and lactate in blood; designed for professional and self-testing environments
Molecular Diagnostics	Cobas TaqMan 48 HBV Test for automated real-time PCR amplification and quantitation of hepatitis B virus (US)
	Cobas TaqScreen WNV Test and cobas s 201 system for automated real-time PCR detection of West Nile virus in donated blood and plasma (US)
	Cobas AmpliPrep/Cobas TaqMan HIV, HBV and HCV Tests for automated real-time PCR amplification and quantitation of HIV-1 and hepatitis B and C virus (HIV in US; HIV, HBV, and HCV in Japan)
Applied Science	Broad rollout of Genome Sequencer FLX, a next-generation DNA sequencing system that is even faster and more cost-efficient than Roche's ultrafast Genome Sequencer 20

1) Includes Roche Centralized Diagnostics and Roche Near Patient Testing.

to the needs of low-workload laboratories. It comprises the cobas e 411 immunoassay system, scheduled for launch in early 2007, and the cobas c 311 clinical chemistry system, due to follow in the second half of the year. The cobas e 411 system provides results for critical assays in as little as nine minutes.

Proteomics research at Roche has identified several novel biomarker candidates for colorectal, lung and breast cancer and rheumatoid arthritis.

Molecular Diagnostics

One of Roche Molecular Diagnostics' top priorities is to develop a second-generation multiplex blood screening assay that will not only indicate whether a unit of blood is positive for viral contamination, but also identify which virus is present (HIV-1 groups M and O, HIV-2, HBV or HCV). This will eliminate the need for separate 'viral target resolution' testing, which is required with first-generation multiplex assays, and make screening more efficient.

In oncology, the first phase of a Roche-sponsored international research study has shown that microarray-based analysis of leukemias distinguishes different subtypes as accurately as conventional methods and is subject to less inter-laboratory variation. Identifying which leukemia subtype a patient has is critical for selecting the best available treatment. Data from the study will be used to determine what gene sequences to include in the AmpliChip leukemia microarray now in development, which could potentially provide physicians with a single standardised test for diagnosing leukemia subtypes. In addition, Roche is developing the AmpliChip p53 Test to identify mutations of the p53 gene that disable normal cell function and allow cancer cells to proliferate. Mutations of p53 are found in virtually all tumour types. The test may one day help in assessing the prognosis of patients with cancer and in selecting the therapies best suited to their individual needs.

In 2007 Roche will receive initial data from a large-scale study correlating variations in two CYP450 genes (CYP2D6 and CYP2C19) with clinical outcomes and treatment costs for inpatient treatment of serious psychiatric diseases. Also in 2007, Roche will explore the use of its AmpliChip CYP450 Test to identify variations in the CYP2D6 gene that inhibit metabolism (conversion) of the breast cancer drug tamoxifen in the body to its active form. Women with CYP2D6 variants that make them poor metabolisers of tamoxifen have been shown to receive less therapeutic benefit from the drug.

Near Patient Testing

Roche Near Patient Testing will continue to renew its broad product portfolio in 2007 with launches of new instruments for testing cardiovascular parameters in the hospital. Going forward, the overall focus will be on developing instruments that offer greater ease of use and test consolidation. In particular, efforts will be aimed at addressing needs for more automation in intensive care units and other settings where frequent testing is required.

Applied Science

Development activities aimed at improving throughput and sample handling with the very successful LightCycler 480 instrument and Genome Sequencer 20 system are ongoing. A next-generation sequencing system, Genome Sequencer FLX, will become available in the first half of 2007. Roche Applied Science also plans to add new research reagents and products for automated cell analysis to its portfolio.

'Our little brother caught the flu, but we still got to go on holidays.'


Predisposition
Early detection
Prevention
Diagnosis
Therapy
Monitoring
FISCHER













Tamiflu – stopping flu in its tracks

It was a Tuesday late in February, the weather report said snow conditions were ideal, and a week's accommodation was already booked. Kristina and Diana had only three more days of school before the whole family was due to leave for its annual skiing trip. Unfortunately, it was just then that their brother Niklas suddenly became ill, rapidly developing fever and headache. And instead of being his usual happy, active self, the six-year-old showed no interest in doing anything much but rest.

Alerted by recent news stories about influenza outbreaks in their part of Germany, the children's mother immediately took Niklas to the family's pediatrician. He promptly diagnosed flu and prescribed treatment with Tamiflu (oseltamivir). In addition, since the other family members had by now probably also been exposed to the flu virus, the doctor advised them to take Tamiflu for prophylaxis. The whole family started taking the medicine that same day. After their mother showed them how, the girls and Niklas measured out the correct doses of Tamiflu suspension themselves, using the dispenser provided.

To everyone's relief, Niklas made a rapid recovery, and the prophylaxis was also successful: no one else in the family came down with the flu. The following Saturday, the family was able to take off for the mountains as planned.

Prevention

Not only can influenza disrupt holiday plans – it can be an illness with devastating consequences. Each year, seasonal influenza affects over 100 million people worldwide, with over 36,000 deaths attributed to the disease in the US alone. Children and the elderly are most at risk, along with people whose health is already compromised by other conditions. Treating the initial case with Tamiflu and giving Tamiflu prophylaxis to other family members is proving effective in preventing transmission of influenza within households.

Corporate Governance, Remuneration Report

Corporate Governance

Roche meets all relevant corporate governance requirements. In particular, it complies with all applicable laws and with Swiss Stock Exchange (SWX Swiss Exchange) directives (including the commentaries thereto) and the Swiss Code of Best Practice for Corporate Governance promulgated by the Swiss business federation economiesuisse. The company's internal governance framework, particularly its Articles of Incorporation and Bylaws, embodies all the principles needed to ensure that the company's businesses are managed and supervised in a manner consistent with good corporate governance, including the necessary checks and balances.[1]

Our printed Annual Report contains selected links to the Roche website (www.roche.com). Readers are thus provided not only with a 'snapshot' of our company at the reporting date but are also directed to sources which they can consult at any time for up-to-date information about corporate governance at Roche. Whereas each Annual Report covers a single financial year ending 31 December, our website contains information of a more permanent nature as well as the latest Roche news. Amendments to our company's Articles of Incorporation and Bylaws and changes in the curricula vitae of the members of the Board of Directors and the Corporate Executive Committee are published in timely fashion on our website, where they can be accessed by anyone looking for this information.

Board of Directors

At the 88th Annual General Meeting (AGM) of Roche Holding Ltd, on 27 February 2006, DeAnne Julius, Peter Brabeck-Letmathe and Horst Teltschik were elected to additional four-year terms on the Board of Directors. In addition, Beatrice Weder di Mauro was elected as a new member of Roche's highest governing body, also for a term of four years. Rolf Hänggi, who had served as a Vice-Chairman of the Board of Directors since 1996, declined to stand for re-election at the AGM.

At its organising meeting immediately following the AGM, the Board of Directors adopted changes to its committee structure and committee memberships as shown in the table on page 43. In particular, the Audit and Corporate Governance Committee was reconstituted as the Audit Committee, and responsibility for corporate governance, sustainability and reporting on legal compliance, safety, health and environmental protection, which was previously part of the Audit and Corporate Governance Committee's remit, was transferred to a newly established Corporate Governance and Sustainability Committee, chaired by Andreas Oeri. The Finance and Investment Committee was dissolved and its remit transferred to the new Audit Committee, chaired by DeAnne Julius.

At the next Annual General Meeting of Roche shareholders on 5 March 2007, the Board of Directors will propose that Pius Baschera and Wolfgang Ruttenstorfer be elected as additional members of the Board.

Pius Baschera, a Swiss citizen born in 1950, has been chairman of the board of Hilti Corporation since the start of 2007. After completing degrees in mechanical engineering and management studies at the Swiss Federal Institute of Technology, Zurich, Pius Baschera joined Hilti in 1979. He held a number of positions in the United States and Europe

1) http://www.roche.com/home/company/com_gov.htm



Board of Directors as of 1 January 2007 (from left): John I. Bell, Beatrice Weder di Mauro, Peter Brabeck-Letmathe, Bruno Gehrig, André Hoffmann, Franz B. Humer, Lodewijk J.R. de Vink, DeAnne Julius, Walter Frey, Andreas Oeri, Horst Teltschik

Name (year of birth)			Term ends	First elected
Board of Directors				
Dr Franz B. Humer (1946)	D*, F	Chairman	2009	1995
Prof. Bruno Gehrig (1946)	C*, D, E	Vice-Chairman and Independent Lead Director	2008	2004
André Hoffmann (1958)	C, D, E	Vice-Chairman	2009	1996
Prof. John Irving Bell (1952)	C, E		2009	2001
Peter Brabeck-Letmathe (1944)	E		2010	2000
Lodewijk J.R. de Vink (1945)	C, E		2008	2004
Walter Frey (1943)	A, B, E		2008	2001
Dr DeAnne Julius (1949)	B*, E		2010	2002
Dr Andreas Oeri (1949)	A*, E		2008	1996
Prof. Horst Teltschik (1940)	A, B, E		2010	2002
Prof. Beatrice Weder di Mauro (1965)	A, B, E		2010	2006
Secretary to the Board of Directors				
Dr Gottlieb A. Keller (1954)				
Honorary Chairman of the Board of Directors				
Dr Fritz Gerber (1929)				

A Corporate Governance and Sustainability Committee.
B Audit Committee.
C Remuneration Committee.
D Presidium/Nomination Committee.
E Non-executive director.
F Executive director.

* Committee chairperson.

1 January 2007.

before being appointed CFO in 1990. In 1994 he became chairman of the executive board, a position he stepped down from when he became chairman of the board on 1 January 2007. Pius Baschera is an honorary professor at the Swiss Federal Institute of Technology, Zurich.

Wolfgang Ruttenstorfer, an Austrian citizen born in 1950, is a graduate of Vienna University of Economics and Business Administration. Since 2002 he has been CEO and chairman of the executive board of OMV Aktiengesellschaft, in addition to heading the company's natural gas and chemicals businesses. Wolfgang Ruttenstorfer joined OMV in 1976 and was appointed to the executive board in 1992. From 1997 to 1999 he was Austria's deputy minister of finance, returning to OMV in 2000. Wolfgang Ruttenstorfer is a recognised expert on the emerging markets of Eastern Europe and the Middle East.

Corporate Executive Committee

Severin Schwan joined the Corporate Executive Committee as the new CEO Division Roche Diagnostics on 1 January 2006. Heino von Prondzynski, former CEO Division Roche Diagnostics, resigned from Roche at the end of 2006.

With effect from 1 January 2006, Burkhard G. Piper, Eduard Holdener, Peter Hug, Rolf Schläpfer and Osamu Nagayama were appointed members of Roche's Enlarged Corporate Executive Committee.

Effective 1 January 2007, Pascal Soriot, Head of Pharma Strategic Marketing, became Head of Commercial Operations of the Pharmaceuticals Division and joined the Enlarged Corporate Executive Committee.

Information relating to Corporate Governance

(1) Group structure and shareholders

- Roche's operating businesses are organised into two divisions: Pharmaceuticals and Diagnostics. The Pharmaceuticals Division comprises the three business segments Roche Pharmaceuticals, Genentech and Chugai.
  The Diagnostics Division consists of the following five business areas: Applied Science, Diabetes Care, Centralized Diagnostics, Molecular Diagnostics and Near Patient Testing. Business activities are carried out through Group subsidiaries and associated companies. Significant subsidiaries and associated companies are listed in the Finance Report, Note 37 to the Roche Group Consolidated Financial Statements ('Subsidiaries and associated companies', pages 93 to 96).
- Major shareholders are listed in the Finance Report, Notes 31 and 34 to the Roche Group Consolidated Financial Statements ('Equity attributable to Roche shareholders' and 'Related parties', pages 84 and 89) and in the Notes to the Financial Statements of Roche Holding Ltd (page 107).
- André Hoffmann, Vice-Chairman of the Board of Directors, and Andreas Oeri, Chairman of the Board's Corporate Governance and Sustainability Committee, serve in their respective capacities on the Board and its Committees as representatives of the shareholder group with pooled voting rights and receive the remuneration set forth in the Remuneration Report on page 52. No other relationships exist with the shareholders with pooled voting rights.
- There are no cross-shareholdings.

(2) *Capital structure*

- Information on Roche's capital structure is provided in the Finance Report, Notes to the Financial Statements of Roche Holding Ltd (page 106). Additional details are contained in the Articles of Incorporation of Roche Holding Ltd.[2]
- Changes in equity are detailed in the Finance Report, Notes to the Financial Statements of Roche Holding Ltd (page 106).

2) http://www.roche.com/home/company/com_gov/com_gov_arti.htm



Corporate Executive Committee as of 31 December 2006 (from left): Jonathan K.C. Knowles, Pierre Jaccoud, Severin Schwan, Burkhard G. Piper, William M. Burns, Eduard Holdener, Franz B. Humer, Peter Hug, Erich Hunziker, Rolf Schläpfer, Gottlieb A. Keller, Osamu Nagayama

	Name (year of birth)	Position
Corporate Executive Committee	Dr Franz B. Humer (1946)	Chairman and CEO of the Roche Group
	Dr Erich Hunziker (1953)	Chief Financial Officer and Deputy Head of the Corporate Executive Committee
	William M. Burns (1947)	CEO Division Roche Pharmaceuticals
	Dr Severin Schwan (1967)	CEO Division Roche Diagnostics
	Prof. Jonathan K.C. Knowles (1947)	Head Global Research
	Dr Gottlieb A. Keller (1954)	Head Corporate Services and Human Resources
Enlarged Corporate Executive Committee	Dr Eduard Holdener (1945)	Head Global Pharma Development
	Dr Peter Hug (1958)	Head Pharma Partnering
	Burkhard G. Piper (1961)	Head Business Area Roche Diabetes Care
	Pascal Soriot (1959)	Head Commercial Operations Pharmaceuticals Division
	Rolf Schläpfer (1956)	Head Corporate Communications
	Osamu Nagayama (1947)	President and CEO Chugai
Secretary to the Corporate Executive Committee	Pierre Jaccoud (1955)	Head Chairman's Office
Statutory Auditors of Roche Holding Ltd and Group Auditors	KPMG Klynveld Peat Marwick Goerdeler SA (since 2004) Principal auditor: John A. Morris (since 2004)	
Compliance Officer	Dr Andreas Greuter (1949)	

- The company has a share capital of 160,000,000 Swiss francs, divided into 160,000,000 fully paid bearer shares with a nominal value of 1 Swiss franc each. There are no restrictions on the exercise of the voting rights of these shares. Upon deposit, shares can be voted without any restrictions.
- There is no authorised or conditional capital.
- In addition, 702,562,700 non-voting equity securities (NES) have been issued in bearer form. They do not form part of the share capital and confer no voting rights. Each NES confers the same rights as one share to participate in available earnings and in any liquidation proceeds following repayment of the share capital. Roche's NES and the rights pertaining thereto (including the provisions protecting the interests of NES holders) are described in §4 of the Articles of Incorporation of Roche Holding Ltd.
- Information on debt instruments which have been issued and on outstanding bonds is provided in the Finance Report, Note 30 to the Roche Group Consolidated Financial Statements ('Debt', page 81).
- Additional information on employee stock options is provided in the Finance Report, Note 14 to the Roche Group Consolidated Financial Statements ('Employee stock options and other equity compensation benefits', page 64).
- Roche has issued no options apart from employee stock options, Stock-settled Stock Appreciation Rights (S-SARs) and options issued in connection with debt instruments.
- Neither the options awarded to employees nor the debt instruments which have been issued have any effect on Roche's share capital.

(3) Board of Directors and Corporate Executive Committee

- Information on each member of the Board of Directors (including the years in which they were elected and the years in which their terms end) and each member of the Corporate Executive Committee is listed on pages 42 to 45 above. Curricula vitae and other information (including information on board memberships) are available on the Internet.[3]
- The Annual General Meeting elects the members of the Board of Directors in staggered elections in which each nominee is voted on separately (see §18 of the Articles of Incorporation of Roche Holding Ltd[4] and the Minutes of the 88th Annual General Meeting of Roche Holding Ltd, held 27 February 2006).[5]
- Chairman of the Board of Directors Franz B. Humer continues to be the only director also serving in an executive capacity at Roche, and the majority of seats on the Board of Directors are held by independent directors.
- None of the non-executive members of the Board of Directors has been a member of Roche's Corporate Executive Committee or served in an executive capacity at any Group subsidiary during the three financial years preceding the current reporting period.
- The internal organisation of the Board of Directors and the division of authority and responsibilities between the Board and management, the remits of the Board committees and the information and control mechanisms available to the Board in its dealings with corporate management are governed by the Bylaws.[6]
- The Board of Directors of Roche Holding Ltd is organised so as to ensure that the Group's businesses are conducted responsibly and with a focus on long-term value creation. To this end, the Roche Board has delegated certain responsibilities to several committees.[7] Their composition and chairpersons as of 1 January 2007 are described on page 43.
- All the committees except the Presidium are chaired by independent directors.
- Under Articles 4.2.2 and 6.2/6.3 of the Bylaws of the Board of Directors, the Independent Lead Director may, at his own discretion or at the request of any member, convene a Board meeting without the Chairman present. The Roche Board meets once a year to assess the Chairman's performance. This meeting, which is not attended by the Chairman, is chaired by the Independent Lead Director.

3) http://www.roche.com/home/company/com_gov.htm
4) http://www.roche.com/home/company/com_gov/com_gov_arti.htm
5) http://www.roche.com/home/company/com_gov/com_gov_gv.htm
6) http://www.roche.com/home/company/com_gov/com_gov_bylaws.htm
7) http://www.roche.com/home/company/com_gov/com_gov_com.htm

- The Board of Directors regularly conducts a self-assessment of its performance.
- The Board of Directors has established a system of controls which is overseen by the Audit Committee and by the Corporate Governance and Sustainability Committee and consists of the following elements:
  - Reports on financial and operating risks
  - Internal audits
  - Compliance Officer
  - Safety, Health and Environmental Protection Department
  - Corporate Sustainability Committee
  - Scientific and Ethics Advisory Group (SEAG), for issues relating to genetics and genetic engineering (established in 1999).
- Each year several black-out periods are imposed during which senior employees are prohibited from trading in company stock. The following black-out periods are in effect for 2007:
  1 January to 7 February
  1 April to 17 April
  1 July to 19 July
  1 October to 18 October
  Black-out periods can be changed by the Chairman of the Board of Directors if circumstances warrant.
- In 2006 the Board of Directors met for four meetings, each from 3 to 6 hours in length*; once for a full-day meeting*; and once for a three-day official trip which included an additional Board of Directors meeting*. The Board committees met as follows in 2006:
  - Presidium of the Board of Directors/ Nomination Committee: five meetings (approx. 2 hours each*)
  - Audit Committee: three meetings (approx. 3 to 4 hours each*)
  - Corporate Governance and Sustainability Committee: two meetings (approx. 3 hours each*)
  - Remuneration Committee: two meetings (approx. 2 to 3 hours each*)
  - Audit and Corporate Governance Committee (discontinued): one meeting (approx. 3 hours*)
  - Finance and Investment Committee (discontinued): one meeting (approx. 2 hours*).

* These figures indicate the actual length of meetings and do not include the directors' extensive pre-meeting preparations and post-meeting follow-up activities.

- The Chairman and the Secretary to the Board of Directors are always present at Board meetings, except when the Board is discussing their performance or remuneration. The other members of the Corporate Executive Committee are invited to attend for, and report in person on, those agenda items concerning them. When the situation warrants, members of the Enlarged Corporate Executive Committee may also be invited to attend. The Board committees invite the Chairman of the Board and other Corporate Executive Committee members to deliver reports at committee meetings and may elect to commission independent expert reports and call on the services of consultants. The risk management system is subject to continuous review, with review findings being presented to the Audit Committee or the full Board. Internal Audit regularly briefs the Audit Committee with reference to ongoing audit reports. Members of Internal Audit attend Audit Committee meetings, as do external auditors. For information on the external auditors, see page 48.
- There are no management contracts which fall within the meaning of Subsection 4.3 of the SWX Directive on Information relating to Corporate Governance.

(4) Remuneration, shareholdings and loans

All details regarding remuneration, shareholdings and loans are set forth in the Remuneration Report on pages 50 to 57.

(5) Participatory rights of shareholders

- The participatory rights of shareholders are defined in Roche's Articles of Incorporation.[8] As Roche shares are issued to bearer, there are no restrictions on admission to Annual General Meetings, with the exception that shares must be deposited within a specified period before the date of a meeting and an admittance card must be issued in the shareholder's name, as provided in §12 of the Articles of Incorporation. Any shareholder can elect to be represented by another shareholder at an Annual General Meeting. The Articles of Incorporation contain no restrictions on the exercise of voting rights, and

8) http://www.roche.com/home/company/com_gov/com_gov_arti.htm

the only quorum requirements are those stipulated in §16, in compliance with the Swiss Code of Obligations.

- Under §10.2 of the Articles of Incorporation, shareholders representing shares with a nominal value of at least 1 million Swiss francs can request the placement of items on the agenda of an Annual General Meeting. This must be done no later than 60 days before the date of the meeting.

(6) Change of control and defensive measures

- The Articles of Incorporation contain no provisions on the mandatory bid rule. Swiss law applies.
- There are no change-of-control clauses. Those components of remuneration based on Roche NES would be terminated in the event of an acquisition, and vesting period restrictions on pre-existing awards would be removed, so that all such options could be immediately exercised.

(7) Relationship to Group auditors and statutory auditors

At the Annual General Meeting of Roche Holding Ltd on 27 February 2006, the shareholders voted to appoint KPMG Klynveld Peat Marwick Goerdeler SA (KPMG) as Group auditors and statutory auditors (information on how long the current Group auditors and principal auditor have been serving in these capacities is provided on page 45). The Group auditors and statutory auditors participate in Audit Committee meetings. The auditors make written and oral reports on the results of their audits. The Audit Committee oversees and assesses the auditors and makes recommendations to the Board (for information on the responsibilities of the Audit Committee, see Article 8.1 of the Bylaws[9]). The Group auditors and statutory auditors participated in four meetings of the Audit/Audit and Corporate Governance Committee in 2006.

The reports of the Group and statutory auditors can be found on page 97 and 109, respectively, of this year's Finance Report.

KPMG received the following remuneration for their services as Group auditors and as statutory auditors of Roche Holding Ltd and other Roche financial companies:

	2006	2005
	(millions of CHF)	
Auditing services	14.9	14.0
Audit-related services	1.9	1.9
Tax consultancy services	0.7	0.6
Total	17.5	16.5

The Group auditors and statutory auditors are elected each year by the Annual General Meeting.

Ernst & Young Ltd received the following remuneration for their services as the auditors of Genentech and Chugai:

	2006	2005
	(millions of CHF)	
Genentech and Chugai audits	4.8	4.4
Other consulting services provided to Genentech and Chugai	0.7	0.5
Total	5.5	4.9

(8) Information policy

- As provided by §33 of the Articles of Incorporation,[10] corporate notices are published in the *Swiss Official Gazette of Commerce* and in other daily newspapers designated by the Board of Directors *(Basler Zeitung, Finanz und Wirtschaft, L'Agefi, Le Temps, Neue Zürcher Zeitung).*
- Roche reports its half-year and full-year results in business reports published in print and online formats and at media events. In addition, detailed first- and third-quarter sales figures are published each year in April and October. The most current list of publication dates is available in English and German on the Internet.[11]
- All relevant information and documents, including all media releases, investor updates[12] and presentations to analyst and investor conferences are available on the Internet. Further publications can be ordered by e-mail, fax or telephone: basel.webmaster@roche.com; tel. +41 (0)61 688 83 39; fax +41 (0)61 688 43 43.

9) http://www.roche.com/home/company/com_gov/com_gov_bylaws.htm
10) http://www.roche.com/home/company/com_gov/com_gov_arti.htm
11) http://www.roche.com/home/media/med_events.htm
12) http://www.roche.com/home/investors/inv_news_upd.htm

- The contact address for Investor Relations is: F. Hoffmann-La Roche Ltd, Investor Relations, Corporate Finance, 4070 Basel, Switzerland; tel. +41(0)61 688 88 80, fax +41(0)61 691 00 14. Additional information, including details on specific contact persons, is available on the Internet.[13]

(9) Compliance Officer

The Compliance Officer is committed to ensuring that Roche corporate principles are consistently complied with throughout the Roche Group and also serves as a contact person for shareholders, employees, customers, suppliers and the general public on issues relating to the implementation of and compliance with these principles. Employees and other parties who become aware of violations of Roche corporate principles can bring them to the attention of their managers or supervisors or report them to the Compliance Officer (Andreas Greuter, direct phone number: +41(0) 61 688 75 37, e-mail: andreas.greuter@roche.com). Such disclosures will be treated as confidential. Employees who make such disclosures will not be penalised by the company for doing so, but are not immune from prosecution for legal violations. The Compliance Officer reports regularly to the Corporate Governance and Sustainability Committee.

(10) Non-applicability/negative disclosure

It is expressly noted that any information not contained or mentioned herein is non-applicable or its omission is to be construed as a negative declaration (according to the requirements of the SWX Swiss Exchange Corporate Governance Directive, including its Commentary).

13) http://www.roche.com/home/investors/inv_contact.htm

Remuneration Report

Roche's success depends on the abilities and dedication of its people. Recognition of this is the foundation of our remuneration policy and system. In this remuneration report we inform our shareholders and interested members of the general public about the remuneration paid to our directors and senior executives. As an integral part of our Annual Report, this remuneration report will be submitted for approval at the Annual General Meeting.

Remuneration policy

Roche revised its global remuneration policy in 2004. It is part of a framework of employee policies aimed at motivating and retaining current employees, attracting talented new ones and helping all Roche employees to perform at consistently high levels. Our remuneration policy is designed to foster value creation and reinforce a culture of performance and innovation, and it applies to non-managerial employees as well as to managers. Key principles underpinning this policy are:

- A focus on value creation
- Pay for performance
- Enabling employees to share in the company's success
- Fairness and transparency in remuneration decisions
- Remuneration targeted at market median levels
- A balanced mix of long- and short-term remuneration components
- Market-competitiveness.

Awards of Stock-settled Stock Appreciation Rights and a Performance Share Plan support these principles. These remuneration components are linked to our company's financial performance and commercial success and thus align the interests of Roche employees with those of the stockholders.

Stock-settled Stock Appreciation Rights

Stock-settled Stock Appreciation Rights (S-SARs) were introduced by Roche on 1 January 2005, thus establishing a uniform system of remuneration throughout Roche. S-SARs entitle holders to benefit financially from any increase in the value of Roche's non-voting equity securities between the grant date and the exercise date. Detailed information is available on page 56 and 57.

Performance Share Plan

The members of the Corporate Executive Committee and other members of senior management (some 50 individuals worldwide) participate in the Performance Share Plan (PSP), which was established at the beginning of 2002 for periods of three years each. The first performance cycle ended in 2004, and the second cycle (PSP 2005–2007) is now in its third year.

Starting in 2006, an adjusted plan design was introduced. Under the new arrangements only one-third as many non-voting equity securities (NES) are awarded, and a new three-year performance cycle starts each year, in contrast to the successive three-year cycles under the old plan design. In 2006 there were thus two overlapping performance cycles, PSP 2005–2007 and PSP 2006–2008, which however do not increase the total award. For details of the PSP, see page 53 and 54.

Over the five years since the PSP was established in 2002, Roche securities (shares and NES), including dividend yields, have almost doubled in value, outperforming nine-fold the 11% value growth delivered by a peer set of major pharmaceuticals and diagnostics companies[1].

1) Peer set: Abbott Laboratories, Amgen, AstraZeneca, Bayer, Beckton Dickinson, Biogen Idec, Bristol-Myers Squibb, Eli Lilly, GlaxoSmithKline, Johnson & Johnson, Merck, Novartis, Pfizer, Sanofi-Aventis, Schering-Plough, Takeda, Wyeth.

TSR development *2002 to 31 December 2006*

The value of CHF 100* invested 1st week of January 2002, for the period ending 31 December 2006



2002
2003
2004
2005
2006
220
200
180
160
140
120
100
80
60
Jan
Apr
July
Oct
Jan
Apr
July
Oct
Jan
Apr
July
Oct
Jan
Apr
July
Oct
Jan
Apr
July
Oct
Dec
Roche NES 204
Price = 218.50
Roche share 195
Price = 247.50
Peer Set 111
Index*

* Prices translated at constant CHF exchange rates.

Remuneration of the Corporate Executive Committee

The Remuneration Committee, which is comprised entirely of independent external members of the Board of Directors, sets remuneration for the members of the Corporate Executive Committee (cash payments, bonuses, options, Stock-settled Stock Appreciation Rights; policy decisions about pension benefits). The terms of the Performance Share Plan are determined by the Board of Directors, acting upon recommendations from the Remuneration Committee.

Following a detailed review, including market comparisons, the Remuneration Committee has concluded that Roche's current remuneration policy continues to be appropriate and suitable for achieving the intended objectives.

The following pages provide detailed information on the remuneration paid to each member of the Board of Directors and to each member of the Corporate Executive Committee for 2006, together with figures for previous years.

(1) Remuneration

(1.1) Remuneration of members of the Board of Directors

In 2006 the members of the Board of Directors received the remuneration shown in the table on page 52 for serving on the Board.

Remuneration and additional compensation paid to non-executive members of the Board of Directors totalled 3,283,333 Swiss francs in 2006 (previous year: 3,330,000 Swiss francs). With the exception of the two vice-chairmen and the Independent Lead Director, all members of the Board of Directors have received the same remuneration since 2001.

The non-executive members of the Board of Directors were not awarded any shares, non-voting equity securities, Stock-settled Stock Appreciation Rights[2] or stock options in 2006 and, as of 31 December 2006, held no unvested options awarded in previous years.

In addition, Rolf Hänggi received the pro rata amount of 66,667 Swiss francs for serving on the Board of Directors from 1 January to 27 February 2006. Mr Hänggi, who was a non-executive director, resigned from the Board in 2006.

John Bell has been on a one-year sabbatical leave from the University of Oxford since August 2006 and is spending the year at Roche. Roche will pay all personal and family expenses that Prof. Bell incurs in relation to his stay in Switzerland, including insurance costs. In 2006 these expenses totalled 67,909 Swiss francs.

2) See 'Stock options/Stock-settled Stock Appreciation Rights', page 56.

Remuneration of members of the Board of Directors

Remuneration of members of the Board of Directors	Remuneration 2006 (in CHF)	Additional compensation 2006 for committee members[3] (in CHF)
F.B. Humer	[300,000][4]	-
B. Gehrig	450,000[5]	-
A. Hoffmann	383,333[6]	-
J.I. Bell	300,000	10,000
P. Brabeck-Letmathe	300,000	–
L.J.R. de Vink	300,000	10,000
W. Frey	300,000	20,000
D.A. Julius	300,000	10,000
A. Oeri	300,000	10,000
H. Teltschik	300,000	20,000
B. Weder di Mauro	250,000[7]	20,000
Total	3,483,333	100,000

3) 10,000 Swiss francs per committee membership/year, except for members of the Presidium and vice-chairmen.

4) The remuneration paid to F.B. Humer (the only executive member of the Board of Directors) is deducted from his agreed salary (see 'Remuneration of members of the Corporate Executive Committee').

5) Remuneration for serving as Independent Lead Director and Vice-Chairman of the Board.

6) Prorated remuneration for serving as a member of the Board of Directors in January and February 2006 and as Vice-Chairman of the Board for the period from March to December 2006.

7) Prorated remuneration for the period from March to December 2006.

Remuneration of members of the Corporate Executive Committee

A. Cash payments *(in CHF)*

	Annual salary 2006	Annual salary 2005	Annual salary 2004	Bonus 2006	Bonus 2005	Bonus 2004
F.B. Humer	6,030,000	6,030,000	6,030,000	1,500,000	1,000,000	1,000,000
W.M. Burns	1,875,000	1,425,000	1,200,000	1,000,000	900,000	800,000
E. Hunziker	1,900,000	1,567,500	1,470,000	1,000,000	900,000	800,000
G.A. Keller	850,000	662,500	530,007	400,000	350,000	300,000
J.K.C. Knowles	1,325,000	1,200,000	1,025,001	670,000	700,000	600,000
S. Schwan	762,500	–	–	95,000	-	-
Total	12,742,500			4,665,000		

B. Stock options/Stock-settled Stock Appreciation Rights (S-SARs)

	S-SARs[8] 2006 (value in CHF[9])	S-SARs[8] 2005 (value in CHF[9])	Stock options[8] 2004 (value in CHF[9])
F.B. Humer	1,779,824	1,779,389	1,780,338
W.M. Burns	889,963	711,806	712,135
E. Hunziker	889,963	711,806	667,606
G.A. Keller	533,978	266,911	222,642
J.K.C. Knowles	533,978	533,823	489,652
S. Schwan	533,978	-	-
Total	5,161,684		

8) See 'Stock options/Stock-settled Stock Appreciation Rights', page 56 and 57.

9) Black-Scholes value as described in 'Stock options/Stock-settled Stock Appreciation Rights', page 56 and 57.

Roche paid 122,719 Swiss francs into a retirement policy for John Bell in 2006.

Horst Teltschik received honoraria (including expenses) amounting to 25,132 euros (39,457 Swiss francs) for serving on the boards of several Roche subsidiaries in Germany.

Otherwise, no additional remuneration was paid to members of the Board of Directors.

(1.2) Remuneration of members of the Corporate Executive Committee

The general provisions assigning authority for decisions on Corporate Executive Committee remuneration to the Remuneration Committee and to the Board of Directors are outlined on page 51 of this remuneration report.

In 2006 the members of the Corporate Executive Committee received the salaries, bonuses, stock options/Stock-settled Stock Appreciation Rights and non-voting equity securities shown in the tables on page 52.

Members of the Corporate Executive Committee additionally receive annual expense allowances of 30,000 Swiss francs; the Chief Executive Officer receives an annual expense allowance of 50,000 Swiss francs. In 2006 the members of the Executive Committee received expense allowances totalling 200,000 Swiss francs.

Heino von Prondzynski stepped down from the Corporate Executive Committee on 31 December 2005. During 2006 he assisted with the transition to his successor. Heino von Prondzynski resigned from Roche with effect from 31 December 2006. In 2006 he was paid a salary of 1,300,000 Swiss francs. He received a bonus of 700,000 Swiss francs in respect of 2005 and an expense allowance of 30,000 Swiss francs.

C. Performance Share Plan

The members of the Corporate Executive Committee and other members of senior management (some 50 individuals worldwide) participate in the Performance Share Plan (PSP).

Performance Share Plan (PSP)

	Target number of NES for PSP 2006–2008	Target number of NES for PSP 2005–2007	2006 Total estimated value of PSP awards (2005–2007[10] and 2006–2008[11]) (in CHF)	2005 Total estimated value of PSP awards (2005–2007) and 2006–2008[12]) (in CHF)
F.B. Humer	10,365	48,028	4,252,957	3,498,039
W.M. Burns	2,578	9,557	883,833	696,068
E. Hunziker	2,750	11,708	1,053,024	852,733
G.A. Keller	1,203	4,380	406,629	319,010
J.K.C. Knowles	2,148	8,363	765,551	609,105
S. Schwan	1,117	3,106	307,575	226,220
Total	20,161	85,142	7,669,569	6,201,175

10) Estimated value for 2006: calculated using the year-end price as of 31 December 2006 (CHF 218.50 per non-voting equity security [NES]), based on the number of NES originally targeted (subject to changes in the number and value of NES awardable under the plan on 31 December 2007), and spread over the relevant period of time, i.e. ⅓ for the year 2006. The Board of Directors will vote on the actual allocation of NES originally targeted on 31 December 2007 according to the TSR growth achieved.

11) Estimated value for 2006: calculated using the year-end price as of 31 December 2006 (CHF 218.50 per non-voting equity security [NES]), based on the number of NES originally targeted (subject to changes in the number and value of NES awardable under the plan on 31 December 2008), and spread over the relevant period of time, i.e. ⅓ for the year 2006. The Board of Directors will vote on the actual allocation of NES originally targeted on 31 December 2008 according to the TSR growth achieved.

12) Estimated value for 2005: calculated using the year-end price as of 31 December 2006 (CHF 218.50 per non-voting equity security [NES]), based on the number of NES originally targeted (subject to changes in the number and value of NES awardable under the plan on 31 December 2007), and spread over the relevant period of time, i.e. ⅓ for the year 2005. The Board of Directors will vote on the actual allocation of NES originally targeted on 31 December 2007 according to the TSR growth achieved.

Roche's performance 2005–2006

Total Shareholder Return (TSR)
The value of CHF 100[1] invested
on 1 January 2005


Roche TSR
Average TSR of peer group companies
1 Jan 2005
31 Dec 2006
180
140
120
80
40
0
100
171
100
127

Roche market capitalisation *in billions of CHF*		113	192
Roche securities *in CHF*	Non-voting equity security (NES)	130.90	218.50
	Share	150.00	247.50

1) Prices translated at constant CHF exchange rates.

TSR = stock price appreciation plus dividend.

In 2006 the PSP moved to overlapping three-year performance cycles, with a new cycle beginning each year. In 2006 there were thus two cycles in progress (PSP 2005–2007 and PSP 2006–2008). Under the provisions of this plan, a number of non-voting equity securities (NES) have been reserved for the participants in each cycle. The number of securities actually awarded will depend on whether and to what extent an investment in Roche securities (shares and NES) outperforms the average return on an investment in securities issued by a peer set of comparator companies.[13] Comparisons are based on the securities' market prices and dividend yields, i.e. on Total Shareholder Return (TSR). To reduce the effect of any short-term market fluctuations, security prices are averaged over the three months (October to December) prior to the start of a performance cycle and over the three months (October to December) at the end of the cycle. If Roche securities perform as well as or better than those of 75% of the peer set and, in addition, Roche's TSR increases at least 10% during a cycle, the Board of Directors can elect to increase the maximum NES award by as much as two-fold. In the event that an investment in Roche securities underperforms the average return delivered by the peer companies, fewer or no NES will be awarded. In 2006 NES were reserved under the plan for members of the Corporate Executive Committee as shown in the table on page 53. The Board of Directors will decide on the actual level of NES or cash equivalent awards for the cycles 2005–2007 and 2006–2008 after the close of the 2007 and 2008 financial years, respectively.

At the end of two years and one year, respectively, of the PSP 2005–2007 and PSP 2006–2008 performance cycles (both based on a three-month moving average at constant exchange rates) Roche ranked 2 and 11 compared with its peer set[14] of 17 companies operating in the same industry.

Roche's market value rose from 113 billion to 192 billion Swiss francs in the period from 1 January 2005 to 31 December 2006, an increase of 79 billion Swiss francs or 69.9 %. Dividends totalling 3.881 billion Swiss francs (2005: 1.725 billion Swiss francs, 2006: 2.156 billion Swiss francs) were distributed.

D. Indirect benefits

Employer contributions that were made in 2006 to social security schemes, pension plans and a

13) See footnote 1, page 50.
14) See footnote 1, page 50.

Indirect benefits

	Pension funds/MGB[15] (in CHF)	AHV/IV/ALV[16] (in CHF)	Roche Connect (in CHF)
F.B. Humer	1,308,585[17]	830,655	50,004
W.M. Burns	715,019	146,255	30,000
E. Hunziker	556,585	147,518	45,832
G.A. Keller	333,976	88,188	20,420
J.K.C. Knowles	886,153	101,815	22,500
S. Schwan	194,949	46,493	18,444
Total	3,995,267	1,360,924	187,200

15) MGB: Stiftung der F. Hoffmann-La Roche AG für Mitarbeiter-Gewinnbeteiligung (employee profit-sharing foundation supplementing occupational pension benefits).

16) AHV/IV/ALV: Swiss social security programmes providing retirement, disability and unemployment benefits.

17) Owing to amendments to Switzerland's Federal Occupational Old Age, Survivors' and Disability Pension Act (BVG), contributions on behalf of Franz B. Humer were limited to 1,308,585 Swiss francs. Existing contractual obligations result in an additional provision of 1,549,862 Swiss francs by the company.

Group-wide employee stock purchase plan (Roche Connect) in respect of members of the Corporate Executive Committee are shown above in the table 'Indirect benefits'.

Roche Connect is a voluntary stock purchase plan offering employees the opportunity to buy Roche non-voting equity securities (NES) up to an amount equal to 10% of their annual salary at a 20% discount. NES purchased under this plan are subject to a holding period, which in Switzerland is four years.

Roche paid 883,086 Swiss francs in occupational pension contributions, 206,094 Swiss francs in employer AHV (social security) contributions and 27,500 Swiss francs in Roche Connect contributions for Heino von Prondzynski.

E. Other remuneration, emoluments and loans to corporate officers

Gottlieb A. Keller repaid his mortgage loan from the F. Hoffmann-La Roche Ltd Pension Fund at the end of 2006.

Roche paid Severin Schwan 45,123 Swiss francs for one-time relocation and housing costs.

Pensions totalling 2,014,352 Swiss francs were paid to two former Corporate Executive Committee members.

Franz B. Humer, Erich Hunziker, William M. Burns and Jonathan K.C. Knowles received in total USD 193,104 (241,380 Swiss francs) for serving on the Chugai Board. Erich Hunziker, William M. Burns and Jonathan K.C. Knowles are on the Genentech Board but have declined remuneration for serving in this capacity.

Otherwise, no additional remuneration was paid to current or former members of the Corporate Executive Committee.

F. Highest total remuneration

Chairman and CEO Franz B. Humer was the member of the Board and the member of the Corporate Executive Committee with the highest total remuneration in 2006 (see 'Remuneration of members of the Corporate Executive Committee', page 53). Subject to changes in allocations and computations relating to the three-year Performance Share Plan (PSP) periods 2005–2007 and 2006–2008, Franz B. Humer's salary was as follows:

Highest total remuneration *(in CHF)*

	2006	2005	2004
Cash payments	7,530,000	7,030,000	7,030,000
Stock options/S-SARs			
(Black-Scholes value[18] at grant minus 11%)	1,779,824	1,779,389	1,780,338
Performance Share Plan 2005–2007 and 2006–2008[19]	(4,252,957)[20]	(3,498,039)[21]	4,440,652[22]
Pension funds/MGB[23]	(2,858,447)[24][25]	(2,723,261)[25]	(2,740,991)[25]
Roche Connect	50,004	50,004	50,004
Total (value)	16,694,669[26]	15,080,693	16,041,985

18) Black-Scholes value as described in 'Stock options/Stock-settled Stock Appreciation Rights', see below.
19) See 'Remuneration of members of the Corporate Executive Committee', C. Performance Share Plan (PSP), page 53.
20) Estimated value for 2006 in the PSP 2005–2007 and PSP 2006-2008 cycles; not paid out in 2006.
21) Estimated value for 2005 in the PSP 2005–2007 cycle; not paid out in 2005.
22) Value for the year 2004 in the PSP 2002–2004 cycle.
23) MGB: Stiftung der F. Hoffmann-La Roche AG für Mitarbeiter-Gewinnbeteiligung (employee profit-sharing foundation supplementing occupational pension benefits).
24) Including provision, see footnote 17, page 55.
25) Payments into pension schemes.
26) Including annual expense allowances and remuneration for serving on the Chugai Board [USD 138,750 (CHF 173,437)].

(1.3) Shareholdings
Directors André Hoffmann and Andreas Oeri and members of the founder's families who are closely associated with them belong to a shareholder group with pooled voting rights. At the end of 2006 this group held 80,020,000 shares (50.01% of issued shares). André Hoffmann serves as spokesman for this shareholder group. Detailed information about this group will be found in the Finance Report, Note 34 to the Roche Group Consolidated Financial Statements ('Related parties', page 89) and in the Notes to the Financial Statements of Roche Holding Ltd (page 107). In addition, as of 31 December 2006 the non-executive members of the Board of Directors and persons closely associated with them and the members of the Executive Committee and persons closely associated with them held shares as shown in the table below.

(1.4) Stock options/Stock-settled Stock Appreciation Rights
At 31 December 2006 the members of the Corporate Executive Committee held options and Stock-settled Stock Appreciation Rights (S-SARs; first introduced on 1 January 2005) as shown in the table on page 57.

Shareholdings (at 31 December 2006)

Members of the Board of Directors	Number of shares	Members of the Corporate Executive Committee	Number of shares
F.B. Humer	1	W.M. Burns	1
B. Gehrig	50	E. Hunziker	1
A. Hoffmann	-*	G.A. Keller	251
J.I. Bell	300	J.K.C. Knowles	1
P. Brabeck-Letmathe	800	S. Schwan	1
L.J.R. de Vink	1,000		
W. Frey	72,500		
D.A. Julius	350		
A. Oeri	90,000*		
H. Teltschik	385		
B. Weder di Mauro	200		
Total	165,586	Total	255

(* Figure does not include shares held in the shareholder group with pooled voting rights.)

Stock options and S-SARs

	Number of stock options and S-SARs held by members of the Corporate Executive Committee on 31 December 2006 (S-SARs first issued in 2005)				
	2006[27]	2005[27]	2004	2003	2002
Total number	151,725	196,641	115,743	101,958	8,784
Strike price in CHF	195	123	129.50	77.80	115.50
Expiry date	2.2.2013	3.2.2012	3.2.2011	25.2.2010	26.2.2009
Grant value per option and (starting in 2005) per S-SAR in CHF (Black-Scholes value minus 11%)	34.02	20.89	31.92	16.27	30.10

27) S-SARs.

All of the options shown in the table were issued by Roche as employee stock options. Each option entitles the holder to purchase one Roche non-voting equity security (NES).

Under the terms of this multi-year option plan, the strike price of the options shown was the closing price for Roche NES on the last day of trading prior to the Roche Annual Media Conference. All of the options shown are non-tradable. One-third of the options are subject to a vesting period of one year, one-third have a vesting period of two years, and one-third a vesting period of three years. Unvested options lapse without compensation if employment is terminated voluntarily (for reasons other than retirement), while vested options must be exercised within a limited period of time. The fair value of the options is calculated at the date of issue using the Black-Scholes formula and as if the options were tradable, with an 11% deduction for the average two-year vesting period.

The S-SARs shown in the table above were introduced by Roche on 1 January 2005 in place of stock options. S-SARs entitle holders to benefit financially from any increase in the value of Roche's NES between the grant date and the exercise date. The strike price for S-SARs under the terms of this multi-year plan was the closing price for Roche NES on the first day of trading after the Roche Annual Media Conference. All S-SARs vest within three years of the grant date: i.e. one-third vest at the end of one year, one-third at the end of two years, and one-third at the end of three years. Vested S-SARs must be exercised (converted into NES) within seven years of the grant date, and unexercised S-SARs lapse without compensation. The fair value of the options is calculated at the date of issue using the Black–Scholes formula and as if the options were tradable, with an 11% deduction for the average two-year vesting period.

The strike prices, expiry dates and grant values for options and S-SARs are shown in the table above. The numbers of options and S-SARs as calculated at the time of issue have been entered as values in the table 'Remuneration of members of the Corporate Executive Committee, B. Stock options/Stock-settled Stock Appreciation Rights' on page 52.


'If my doctor hadn't thought of it,
I'd never have known I had hep C.'
Predisposition
Early detection
Prevention
Diagnosis
Therapy
Monitoring











Identifying 'early responders' helps motivate patients with difficult-to-cure hepatitis C

Alain Lacroix was 49 and a public relations manager for the Paris public transport system when routine screening by his company doctor in 1996 revealed hepatitis C virus (HCV) infection. The source of infection was traced to a gastric biopsy he'd had the year before. Alain recalls the shock. 'I felt very low,' he says, 'with all sorts of questions on my mind.' Normally very outgoing, he found himself withdrawing, worried about passing on the infection to others.*

Alain's viral genotype was the difficult-to-cure 1b. After starting treatment with standard interferon and ribavirin in April 1997, he had nothing but side effects to show for the 12-month course of three painful injections a week: 'I still had the virus.'

In October 2003 Alain's hepatologist started him on once-weekly Pegasys (pegylated interferon alfa-2a), combined with Copegus (ribavirin). She tracked the effect of treatment using the Amplicor HCV Test. 'After 4 weeks the virus was gone,' says Alain, recalling his elation on learning that such a fast response gave him an 80% chance of a lasting cure. 'It's stayed like that ever since. I'm extremely grateful to the researchers who found answers to this disease.'

*A source of infection now virtually eliminated by revised operative procedures.



Diagnosis – Therapy – Monitoring

Sensitive tests are needed to diagnose hepatitis C – a potentially fatal disease with few symptoms – and monitor treatment response. Early responders to therapy with Pegasys and Copegus enjoy a good chance of cure, so reliable measurement of viral load is a must. Today, Roche offers even more sensitive real-time PCR monitoring tests on the Cobas TaqMan platform, which better enable doctors to confirm hepatitis C clearance.

Creating sustainable value – our management approach

Business is an integral part of society, providing essential products, jobs and other economic benefits. The success of companies is largely determined by how well they contribute to society – how much value they create by offering needed products and services.

Nowhere is this more relevant than in the healthcare sector, where our products are active at the very core of people's lives, ensuring their health and well-being. We perform an essential function in society, from which we obtain our 'licence' to operate. To continue in business we must create sustainable value for all of our key stakeholders.

But we are responsible for more than just our products and services. Increasingly, stakeholders demand that we manage our impacts on people and the environment and actively contribute to wider society. This means that in every step we take we have to consider a broad range of factors that influence our business. Over the past few decades this has become even more important – and more complex.

Roche is in a good position to respond. Our business strategy (see page 11) is based on creating value for patients, employees, shareholders and society by focusing on innovative healthcare solutions for unmet medical needs.

Management model for sustainability

As a minimum, Roche runs its business in compliance with national and international laws, as well as some voluntary guidelines set by non-governmental organisations. Often our corporate standards go beyond these requirements. At Roche, sustainability is an integral part of our daily business. It is not managed by a stand-alone department, but through a network of people representing all aspects of the company, allowing involvement and engagement on many levels. Our sustainability priorities and goals can be found in the table on page 65.

Corporate Sustainability Management Model


Board of Directors
Board Committee for
Corporate Governance and Sustainability
Corporate Executive
Committee
Corporate Sustainability Committee (CSC)
(Core Team and Working Team)
Develops and coordinates the strategy for sustainable development and its implementation. Reports to the Chairman and CEO and submits regular reports to the Board of Directors' Corporate Governance and Sustainability Committee.
CSC Expert Groups
SEE Risk Management
Business Case for Sustainability
Value, Access and Affordability of Healthcare
A network of more than 150 colleagues from all relevant Corporate and Divisional Functions

Managing risk

A variety of risks can expose Roche to pressures that could prevent us from achieving our goals. The Roche Group manages risks by identifying them, evaluating their significance and then deciding what action to take. As part of this process, we identify social, environmental or ethical risks (SEE) and take action to mitigate risks if possible. Established risks are monitored.

Our business units are individually accountable for their performance and risks, and conduct regular risk assessments. These are fed into a consolidated annual Group Risk Report, which is discussed by the Corporate Executive Committee in the context of the business plan, and reviewed by the Audit Committee. Genentech and Chugai manage their risks independently.

Sustainability, our business strategy and the business case

In 2005 we set up a project to define Roche's 'Business Case for Sustainability'. The aim is to ensure that sustainability issues are fully integrated into our business to protect current company value and create future value. The project involves a large network of people representing all aspects of the business, facilitated by the Corporate Sustainability Committee. The project has four stages:

- Identify relevant sustainability issues arising from our business model and the expectations of our key stakeholders
- Analyse the link between those issues and our economic success
- Develop relevant key performance indicators (KPIs)
- Embed KPIs into existing business processes throughout the Roche Group.

The findings present a strong business case for sustainability. We have identified sustainability issues relevant to our economic success and developed a first draft of key performance indicators to measure the value the company creates for our main stakeholders.

The major value drivers of the issues identified are:

- Developing innovative drugs for unmet medical needs
- Retaining and attracting employees
- Protecting our reputation through good business ethics
- Assuring future success through receiving compensation to reward our innovation
- Maintaining our licence to operate through stakeholder acceptance
- Reducing business risk
- Improving operational efficiency.

From Roche's Business Model to the Business Case for Sustainability


Roche's innovation-driven business model
Roche's company value
4 Define and implement Roche's business case for sustainability
3 Measure those issues against appropriate key performance indicators
Roche's value chain
R&D
Manufacturing
M&D
Enabling factors & stakeholders' expectations
2 Elaborate on the economic influence of those issues on Roche
1 Identify Roche-specific sustainability issues

Our Relationships with Key Stakeholders


Scientific community
Employees
Governments, NGOs, Regulatory Authorities
Basic research
Income
Productivity and performance
Salary
Innovative health solutions
License to innovate and operate
Doctors, patients and patient groups
Trust, reputation and income
Health (benefits)
Roche
Return on investment
Capital
Investors
Income
Health-cost benefits
Materials
Income and jobs
Taxes, jobs and donations
License to operate
Healthcare payers
Suppliers and business partners
Society

We will continue to develop our business case for sustainability. This includes finalising a set of KPIs and integrating them into our internal reporting, planning, target-setting and further business processes within all affiliates. We also aim to use the project findings in our external sustainability reporting and stakeholder engagement.

Engaging with our key stakeholders

Our stakeholders are the millions of people around the world with an influence on or interest in Roche. These include patients and the medical community, our employees, governments and regulators, non-governmental organisations (NGOs) and our shareholders.

Building and maintaining relationships with these groups helps us to better understand their needs and develop our business strategy to generate maximum benefits for both the company and our stakeholders. The diagram 'Our Relationships with Key Stakeholders' shows the main benefits of our relationships with different groups.

Engaging employees

At the end of 2005 we surveyed our internal stakeholders – our employees – on the effectiveness of our internal communications and on their attitude towards the company. Further details can be found on pages 80 and 82.

Working with our customers

Our customers are patients who benefit from our medicines and diagnostics, health authorities who pay for them, healthcare professionals who prescribe and administer them and laboratories that perform diagnostic testing. Our products are sold in over 170 countries, improving patients' health, quality and length of life.

We communicate with patients through healthcare professionals who pass on patients' views to us, through product-related websites such as www.accu-chek.com or www.bonepain.com, through our issue-management system and through patient associations. In 2006 Roche worked with a number of patient associations on a global, regional and national level on issues important to patients such as healthcare policy, patient access to healthcare, disease awareness, education and patient information. We maintain close relationships with health authorities and healthcare professionals to ensure new products meet legal requirements and user needs.

In 2006 our Pharmaceuticals Division carried out an extensive stakeholder engagement project with key opinion leaders, patient groups, oncology societies, clinical trial groups and the research community. The project aimed to gain a global perspective of these groups and their perception of Roche and will be used as a basis for further developing our relationships with them.

Dialogue with our customers can provide positive and negative feedback. Such reality checks are an important source of information for improving our products and services, ensuring successful product launches and meeting the needs of our customers.

Increasing value for our shareholders and investors

We aim to achieve a fair valuation of our business, and our communication is based on the principle of fair disclosure. We communicate with investors and the wider financial community to help inform their investment decisions. An increasing number of investors also seek information about environmental, social and governance issues.

In 2006 we engaged directly with investors through the Annual General Meeting, customer visits to Roche, Roche-organised events, our Annual and Half-Year Reports and Investor Updates. We also participated in 26 broker conferences and held 26 road shows in key markets.

Roche's Investor Relations team was ranked by *Institutional Investor* amongst the best in Switzerland and the pharmaceutical sector in 2006 and *IR Magazine* in Europe judged our investment community events to be the best in continental Europe across all sectors.

Roche was listed as a healthcare leader in the Dow Jones World, Dow Jones STOXX and FTSE4Good Sustainability Indexes, for the third year. For the first time Innovest rated us top in their sustainability ranking of 44 global pharmaceutical companies. These results clearly support the integration of sustainability into our business.

In partnership with our suppliers

Our aim is for suppliers and service providers to meet our own internal standards for employment and environmental performance as well as legal requirements. Roche's internal guidelines explain the conduct we expect from the companies we purchase from.

We have around 80 key suppliers. We monitor how well they comply with our guidelines, using questionnaires and on-the-spot audits, keeping a particularly close eye on workplace safety, industrial hygiene, pollution and waste management.

Two-thirds of these suppliers had been audited by the end of 2006. Compliance was found to be acceptable or good at 85% of them. Roche is working with the remaining 15% to help them improve their standards. Should a supplier refuse either an audit or request for improvement, Roche will cease to do business with them.

More on the web:

- Corporate Sustainability Committee Charter, goals and activities: www.roche.com/sus-charter
- Access to medicines: www.roche.com/sus-access
- Patient groups: www.roche.com/sus-patient_groups
- Investor relations: www.roche.com/investors
- Media: www.roche.com/media
- Suppliers: www.roche.com/sus-suppliers
- Employees: www.roche.com/sus-employees
- Scientific community: www.roche.com/science and www.roche.com/sus-foundations
- Governments, NGOs, Regulatory Authorities, Healthcare Payers: www.roche.com/sus-external_affairs

Priority actions

We have six key priorities (see table on page 65) to ensure we make the maximum contribution to sustainable development. These are part of a broad work plan that covers our everyday activities.

Our key management topics

There are many ethical and social issues that have an impact on our business and must be well managed. These include:

- Value, access to and affordability of our medicines and diagnostics
- Retaining and attracting top talent
- Business ethics
- Responsible marketing
- Conduct of clinical trials
- Patient safety and product quality
- New technologies
- Respecting human rights.

This section explains each of these issues, their importance to Roche and how we are responding to them.

Value, access and affordability

Developing products and services that save and improve lives is the greatest contribution Roche can make to society. But countless people in both the developed and developing world cannot access the tests and medicines they need.

Many developing countries lack even the most basic healthcare facilities. As well as medicines, they need the infrastructure and health professionals to ensure the right diagnosis is made and the right medicines get to the right people. Education is also essential for combating the spread of preventable infections, including HIV/AIDS.

Even in industrialised nations, the availability of some medicines varies between neighbouring countries. Some patients with the same disease are able to live longer, healthier lives than others simply because of where they live, due to varying levels of access to medicines. Even when medicines are available, some people cannot afford them, or the insurance to pay for them.

Extending access to medicines is an integral part of healthcare, along with prevention, diagnosis, treatment and monitoring. Working with governments and other organisations is the only way to increase access to innovative and life-saving tests and medicines. This is why Roche has implemented different programmes and partnerships for improving access in least developed and developed countries.

The value of innovative products

Cancer is the second biggest killer in Europe after heart disease. Some oncology specialists suggest that the cost of innovative drugs such as Avastin, Roche's treatment for colorectal cancer, prevents doctors from using it. With the increasing prevalence of cancer and stretched healthcare budgets this debate will continue.

However, a focus on the price of the drug ignores the medical value these products provide. Roche's innovative drugs Avastin, Herceptin, MabThera, Tarceva and Xeloda have revolutionised the way cancer is treated, providing significant benefits to millions of cancer patients and improving the efficiency of healthcare systems. These drugs can slow the progression of cancer, dramatically improve quality of life and even save lives when used in the early stage of the disease (see box).

We increasingly find that governments and payers grant full reimbursement for our oncology drugs once they have seen the demonstrable benefits to patients, society and healthcare systems. For example, based on remarkable results in early breast cancer, payers in several countries have taken exceptional measures to reimburse early treatment with Herceptin before the drug received regulatory approval.

Only 16% of total healthcare spend is on medicines, and just 1% on diagnostic tests. But use of diagnostics, combined with medicines, can dramatically increase effectiveness in healthcare by enabling prevention, early diagnosis, treatment and treatment

Priority Actions

Priority	Goals	Progress
Embedding sustainability	Ensure that contributing to sustainable development is part of our daily work and increases the success of our business.	- Identified business-relevant sustainability issues and analysed links between those issues and Roche's economic success - Began developing key performance indicators to measure progress - Piloted sustainability risk identification process to flag SEE topics - Reselected in DJSI and FTSE4Good Indexes More on page 60 and at www.roche.com/sus-principles_objectives
Access to healthcare	Continue to develop innovative medicines and ways to increase access to our products globally (in developed, developing and least developed countries).	- 13 new marketing applications filed and 14 marketing approvals received - 166,070 patients participated in clinical trials - 87% of people living with HIV/AIDS covered by reduced pricing - Established Technology Transfer Initiative for sub-Saharan Africa and the LDCs; 3 agreements signed in 2006 - Tamiflu manufacturing capacity increased over 500% in 2 years More on page 64 and at www.roche.com/sus-access
Ensuring responsible business practices	Strengthen ethical compliance and awareness in all Roche activities	- Code of Conduct e-learning programme available in ten languages and launched in 86 countries - Published revised position paper on clinical trials - Published details of 375 clinical trials and 117 trial results on independent website - 17 phase I patient trials in seven different medical conditions published for first time - Developed guidelines on working with patient groups and published list of key groups on website - Over 80% of animal testing sites now AAALAC accredited. More on page 69 and at www.roche.com/sus-governance, www.roche.com/sus-research_dev and www.roche.com/sus-ethics
Patient safety	Provide highly effective medicines whose benefits exceed risks and with minimal adverse drug reactions	- Strengthened Safety Risk Management plan to emphasise safe use of Roche products and maintain positive benefit/risk profile - Updated global website to improve transparency and disclosure on our safety processes More on page 74 and at www.roche.com/sus-patient_safety
Retain and attract top talent	Establish programmes to retain and attract the best talent for the right job, and foster performance culture	- Genentech ranked first and Roche Pharmaceuticals third in *Science* magazine's top employers in the biotech and pharmaceutical industries - 90% of Roche employees surveyed say they are proud to work for Roche - 78% of key management positions filled internally - 30% of eligible employees participated in employee non-voting equity securities programme - Introduced new secondment policy enabling employees to contribute to projects in developing countries for 3 to 18 months - Launched Roche Engage which focuses on how to engage employees with our business strategy More on page 78 and at www.roche.com/sus-employees
Safety, health and environmental protection	Implement action plans at all sites to achieve long-term Group goals: - Reduce accident and absence rates - Reduce environmental impacts - Ensure energy efficiency targets - Reduce emissions of greenhouse gas and VOC - Improve compliance with Roche's SHE standards	- Developed position papers covering key SHE issues - Developed and allocated site-specific goals to contribute to Group goals - Organised global SHE conference focusing on risk management, energy efficiency and on the development of action plans to reach goals - Issued Group directive on energy conservation, based on international energy workshops, including energy efficiency standards for equipment and installations - Met five-year targets for reducing emissions of greenhouse gases and volatile organic compounds (VOCs) sooner than planned - 19 sites received the Roche Responsible Care Network award for outstanding low accident rates or positive trends - Received no relevant fines relating to SHE More on page 88 and at www.roche.com/sus-she

The need for a common view

Nils Wilking of the Karolinska Institute in Stockholm, Sweden, discusses his research[1] on the roles of governments and industry in helping cancer patients get the treatment they need.



What were the key findings of your research?
Huge differences between European countries in the amount of investment in cancer treatments and the time it takes to approve new drugs means access to treatments can vary widely. Cancer accounts for over 16% of the total disease burden in Europe, yet spending on treatment amounts to just 6.4% of total healthcare costs.

How can governments help improve access to cancer treatments?
Pharmaceutical companies can develop innovative drugs but it is down to healthcare systems to integrate these drugs into therapy programmes and to ensure patients have access to them. Authorities in individual countries are currently making isolated decisions. A universal evaluation procedure and homogeneous reimbursement process would provide a common view on the effectiveness of a drug and help to speed up the approval process and availability onto the market.

1) A pan-European comparison regarding patient access to cancer drugs. Karolinska Institute

What can pharmaceutical companies do to help?
Wider research on the effectiveness of drugs once on the market would also help to underline their cost-effectiveness. Companies like Roche can provide more information for doctors on the value of new drugs to help make sure they are offered to patients who need them.

Where do we go from here?
Innovative drugs present an enormous opportunity to treat diseases with unmet medical need. It is in the interests of healthcare providers, the pharmaceutical industry and patients alike to recognise the value of innovative new drugs and increase access to them. These groups must continue to work together to achieve this common aim.

monitoring. This brings great cost benefits and health benefits. We have an increasing responsibility to demonstrate not only the medical but the economic benefits our products bring.

Enabling global access

We sell our products and services in more than 170 countries, and our customers have access to them through regular channels such as clinicians' practices, pharmacies and hospitals.

We provide free medicines and testing to patients involved in our extensive phase I-IV clinical trial programmes. This often includes any additional treatment and testing other than that normally received. Where necessary we continue to provide our drugs free of charge until the product is commercially available.

Over 7,000 hospitals and clinics worldwide are compensated for each patient taking part in Roche trials. This money is often used to fund additional nursing staff, educational centres and research that otherwise would not be possible. Phase IV, or post-approval trials, allow clinicians to become familiar with a new drug and its safety profile prior to its widespread availability.

In the United States we support several Patient Assistance Programmes providing free medicines for people who need them but have inadequate or no health insurance. These include the Roche Patient Assistance Programme and the Partnership for Prescription Assistance.

The Genentech Access to Care Foundation and the Genentech Endowment for Cystic Fibrosis both provide free medicines to eligible uninsured and underinsured patients. In October 2006 Genentech *announced* that it has doubled its contribution to independent charities that provide financial assistance for the medical treatment of eligible patients. Genentech further unveiled plans to begin a first-of-its-kind programme to cap the overall cost of Avastin at USD 55,000 per year and per eligible patient for any FDA-approved indication. The programme will be available for eligible patients regardless of whether they are insured or not. The company anticipates the launch of the new programme in the first quarter of 2007.

Patients benefiting from access to free Roche Group products in 2006

Number of patients actively participating in phase I–IV trials worldwide	166,070
Number of patients benefiting from Patient Assistance Programmes (United States only)	75,500
Total	241,570

Programmes in least developed countries

The healthcare needs of people in different countries and communities are hugely varied and cannot be provided for with a single approach. It is only by assessing each need and responding appropriately that we can make a difference.

While our primary role is to improve and discover innovative medicines for unmet needs, we have also implemented programmes to help people living in the poorest countries that are hardest hit by certain diseases. Our strategy for improving access to medicines in the developing world is to:

- Have clear patent and pricing policies rather than donating products
- Build partnerships with governments, NGOs and other committed parties
- Continue research and development into new HIV/AIDS medicines
- Promote education, training and knowledge-sharing
- Donate technical expertise to local service providers and manufacturers.

Patents and pricing of HIV/AIDS medicines

With as many as 25 million people living with the disease in sub-Saharan Africa, improving access to HIV/AIDS treatment remains a priority.

Roche's policy is not to enforce existing patents or apply for new patents for any of our medicines in the least developed countries (LDCs[1]). The same applies to HIV/AIDS medicines in other sub-Saharan African countries. We supply our protease inhibitors Invirase (saquinavir) and Viracept (nelfinavir) at no-profit prices to the LDCs and all of sub-Saharan Africa. These are the lowest prices at which the medicines can viably be made available in the long term. Roche also supplies the drugs at reduced prices in countries defined by the World Bank as low- or lower middle-income.

Our no-profit pricing applies to more than 26 million people in 63 countries, covering 64% of all people living with HIV/AIDS. This increases to 87% if we include the reduced prices charged in low- and lower middle-income countries.

Patients covered by Roche's pricing policy

% of HIV/AIDS patients living in LDCs and sub-Saharan Africa	64%
% of HIV/AIDS patients living in low, lower and middle-income countries	23%
Total	87%

Playing an active role

We are constantly striving for new, effective ways to increase access to our products and services. This includes a number of programmes to expand access to HIV/AIDS treatment in the developing world. Here are some examples:

1) LDCs defined by the United Nations can be found at http://www.un.org/special-rep/ohrlls/ldc/list.htm

Sharing manufacturing know-how with countries in need



Luc Schnitzler is technical expert for Roche's Technology Transfer Initiative (TTI).

What is Roche's Technology Transfer Initiative?
The TTI was launched in January 2006 to help companies manufacture generic versions of our HIV medicine Invirase (saquinavir) in the least developed countries and *all sub-Saharan* Africa. Over 60% of all people with HIV/AIDS live in these countries.

Is this different from what other companies do?
Rather than offering voluntary licences to selected companies, Roche offers free, on-site technical assistance to all appropriate local manufacturers in eligible countries. Our patent policy means licensing is unnecessary. We believe this offers more value, as local companies often do not have the knowledge or infrastructure to start production on their own.

What does your job involve?
My role is to assess the capabilities of interested companies and provide technical know-how to those who are eligible. Over 25 companies expressed interest in manufacturing saquinavir and three agreements are now in place in South Africa and Kenya.

What about companies that do not have sufficient capability?
The evaluation criteria we use ensure that companies we work with can produce saquinavir safely. For those that do not currently comply, we recommend improvements and will reassess them in the future.

What about quality?
The medicines must meet local standards. We will support local manufacturers wherever possible but ultimately the manufacturer is responsible for the quality of its generic medicines.

Are you confident the programme will be a success?
Yes. The strong interest shows how important this manufacturing know-how is in areas hit hardest by HIV/AIDS. We are highly motivated to succeed.

Technology Transfer Initiative (see box). Three agreements for technology-sharing were reached within nine months of the January 2006 launch, and discussions continue with 22 companies from 14 countries.

AmpliCare. Viral load tests allow doctors to monitor precisely the progression of a patient's HIV infection and modify treatment to keep drug resistance under control. Through AmpliCare, local authorities and hospitals have built and equipped laboratories, trained lab workers and diagnosed and monitored their patients. In 2006, 299,000 diagnoses were made in sub-Saharan Africa on infants exposed to HIV. Some 440,000 patients in this region had their HIV/AIDS treatment monitored.

Cambodia Treatment Access Programme (CTAP). This public-private partnership has increased the availability of HIV/AIDS therapies and provides local training for healthcare professionals. Since its launch in 2003, the programme has enrolled over 1,000 patients, provided HIV/AIDS training for 400 Cambodian healthcare workers and, in September 2006, opened a permanent treatment centre in the capital, Phnom Penh.

CARE. This partnership between Roche and the PharmAccess Foundation has helped make HIV/AIDS treatment sustainable by strengthening local health systems and training African healthcare workers. In 2006, we hosted the fourth CARE management exchange workshop, a training meeting for 150 healthcare workers from 15 African countries. The event provided valuable insight into the real needs of people involved in the fight against HIV/AIDS in Africa. The findings will be submitted for publication in 2007.

WHO Division for Tropical Diseases. In 2006 we ran a series of workshops on auditing and quality assurance for researchers managing and monitoring WHO trials on tropical diseases. We also audited WHO trials of leishmaniasis and supported training events in sub-Saharan Africa and Asia.

More on the web:

- Access programmes and partnerships: www.roche.com/sus-access_programmes
- HIV/AIDS patent and pricing policies www.roche-hiv.com
- Roche Patient Assistant Foundation: www.rocheusa.com/programs/patientassist.asp

Retaining and attracting top talent

Our business strategy is based on innovation. Employing and engaging the best people is key in our knowledge-based business. People who work in the pharmaceutical industry want an employer that offers a clear strategy, innovation and the chance to make a difference. Details of how we retain and attract talented employees can be found in the section on 'Our people' on page 78.

Business ethics

Code of conduct and compliance

Our Corporate Principles describe the company we want to be: one our employees are proud to work for and our partners trust. The principles, combined with our directives, guidelines and policies in specific areas, form our Code of Conduct.

In 2006 we implemented an e-learning programme – Behaviour in Business: Roche's Principles and Guidelines/Code of Conduct – to strengthen awareness. The programme is available in ten languages, and rollout will be completed early in 2007 with a target participation rate of at least 90% (excluding employees of Chugai, Genentech and other US affiliates which have their own compliance programmes).

This global initiative has increased compliance awareness, leading to a higher number of alleged compliance failures referred to the compliance officer. Out of 36 alleged compliance failures, 23 cases required corrective action, including termination of employment contracts. In 2007 we will continue raising awareness of the Code of Conduct with an emphasis on local training initiatives.

Ethics in research and development

Ethical concerns often arise when developing new medicines and diagnostics. Groundbreaking science such as stem cell research brings great benefits, but also presents risks and comes with responsibilities.

Roche has a clear position on all ethical issues affecting its research. We updated our global position statement on clinical research in September 2006. This comprehensive document explains our policies and includes information on clinical trials in developing countries, protection of genetic data and publication of trials on our web database. All policies and position statements can be found on our website.

Our employees inevitably come across ethical concerns in their work on clinical trials. If these cannot be resolved within the team, any employee can contact the Global Ethics Liaison Office. If a query is not satisfactorily resolved through a process of fact-finding and consultation with peers and appropriate subject-matter experts, it may be referred to an internal committee of experts. If there is still uncertainty, an independent external advisory group, the Clinical Research Ethics Advisory Group (CREAG), may then be consulted. During 2006 a total of 24 queries were brought to the Global

Innovative use of technology to refine and reduce animal studies in research



Markus von Kienlin and Hansruedi Loetscher from our preclinical imaging department in Basel explain how magnetic resonance imaging (MRI) is helping to strengthen our pipeline while reducing the number of animals needed.

How can MRI reduce the need for animals?
MRI uses magnetic fields to create images from the body and does not harm the animal in any way. This means the same animal can be imaged many times, and changes over time can be monitored. This reduces the total number of animals needed. In addition, imaging data are often more reliable – measuring the same animals at the beginning and during the study usually leads to an improved statistical outcome.

What are the advantages of using MRI?
MRI is non-invasive. It monitors physiological processes in living, unperturbed organisms. MRI can be applied to humans as well as animals, allowing direct comparison of findings. This is particularly useful in disorders of the central nervous system (CNS) where MRI is a unique tool to bridge preclinical research in animals and early clinical development in humans.

In which therapeutic areas is MRI being used?
Roche has a wide range of animal models for CNS disorders. We use MRI to identify patterns of brain activity associated with disease or the effects of treatment. We also use MRI to measure the efficacy of our compounds in animal models of metabolic diseases, such as diabetes.

How does the use of MRI give Roche a competitive advantage?
We feel we have an edge because we are combining our advanced MRI technology and sophisticated animal research, particularly in CNS disorders, with our commitment to extend MRI to clinical studies in humans ('translational medicine').

Ethics Liaison Office and resolved. None of them required further escalation.

Key topics addressed at the 2006 CREAG meeting included our policy on Transparency in Clinical Trials, and a review of recent cases that have been brought to the Global Ethics Liaison Office.

A second independent panel, the Science and Ethics Advisory Group (SEAG), provides Roche with guidance, advice and counsel on issues broadly related to genetics, genomics and proteomics. Key topics discussed in 2006 included the use of anonymous samples to ensure patient confidentiality and the redesign of patient consent forms to make them clearer.

Responsible animal testing

Roche takes public concern about the use of animals for scientific research very seriously. We support all efforts to find alternatives, including external organisations such as the Swiss 3Rs Foundation (Replace, Reduce, Refine). In 2007 we plan to establish a Roche '3Rs award' to stimulate further internal efforts in this area.

We do not use animals if the same results can be obtained without them. But animal experiments are sometimes the only suitable way to identify side effects and are often legally required. We then use the test which causes the animal the least distress, such as non-invasive magnetic resonance imaging (see box).

In 2006 we designed an animal welfare audit checklist for our contractors. Our goal is to encourage discussion within our industry about independent auditing – possibly involving animal welfare organisations – of contractors such as specialised animal experimentation companies.

In 2006 over 95% of all animals used in our research were mice and rats. Just over 0.5% were non-human primates. Animals used in research carried out by contractors represent less than 10% of all animals used by the Roche Group.

We expect all our testing sites will have received accreditation from the Association for the Assessment and Accreditation of Laboratory Animal Care (AAALAC) by the end of 2007.

More on the web:

- Roche Corporate Principles and Code of Conduct: www.roche.com/sus-principles_code_conduct
- The Clinical Research Ethics Advisory Group: www.roche.com/sus-creag
- The Science and Ethics Advisory Group: www.roche.com/sus-seag
- Animal welfare: www.roche.com/sus-animal_welfare
- Policy and position papers: www.roche.com/sus-policies_positions_guidelines

Responsible marketing

Patients have a right to factual information about medicines. We follow external guidelines and codes of practice for marketing pharmaceuticals. These include the World Health Organization's Ethical Criteria for Medicinal Drug Promotion. We also have internal guidelines on the design and use of promotional materials and activities, and comply with all regulations concerning advertising directly to the consumer.

As an active member of major industry associations, Roche contributes to reviews of their codes of practice. These include the EFPIA Code of Practice for the Promotion of Medicines, last reviewed in November 2004, and the revised IFPMA Code of Pharmaceutical Marketing Practices which came into force on January 1, 2007.

The General Manager of each Roche affiliate is responsible for ensuring compliance with their national code of practice, which is based on either the IFPMA or EFPIA code, and all applicable laws on marketing of pharmaceuticals. Compliance is monitored by our Internal Audit team and Compliance Officer.

We strongly believe that patients should have an active role in decisions regarding their health and well-being. To ensure this, we work alongside patient groups who share our aim to provide new, effective and safe treatments as quickly and systematically as possible.

We introduced a set of guidelines for working with patient groups in February 2006. These aim to create genuine and mutually beneficial partnerships that reflect common values of integrity, independence, respect and transparency. They specify that work carried out must benefit the patients represented by the group, and that groups should not be asked to endorse a specific product (see box).

Protecting our intellectual property

Adequate protection of innovation is essential in our industry if we are to continue finding new diagnostics and drugs to fight diseases such as cancer, Alzheimer's, diabetes and HIV/AIDS.

Pharmaceutical companies patent their new drugs to make sure they can recoup their investment. By being the sole manufacturer of a drug for a limited period, usually eight to ten years, companies are motivated to ensure the process of innovation is not interrupted and to continue bringing new and improved medicines to market.

We do not file patents in the world's least developed countries, to ensure patients are not prevented from receiving Roche medicines due to patents.

Working effectively with patient groups



Jean Mossman – former CEO of leading UK cancer support charity Cancerbackup – helped Roche develop guidelines for working with patient groups to ensure patients' opinions are taken into account.

How can companies and patient groups best work together?
Patients want access to more effective treatment and industry wants to commercialise its products. The common agenda is to get the right treatments to the right patients, at the right time.
Patient groups and companies can best achieve this by understanding each other's perspective. Long-term partnerships provide the most mutual benefit.

What are the benefits for company, patients and society in general?
Patients often don't take medicines as directed, making treatment ineffective. Input from patients ensures information about drugs is simple and clear. Companies can then better understand the experience of living with a disease and what matters to patients. They also see how drugs fit into the whole treatment plan.

What should companies avoid when working with patient groups?
In effective partnerships, both sides are equal. Companies should not see their contribution as more valuable than that of the patient group. They must not try to influence a group's agenda, and should not try to put their brand on patient groups' products. Companies should also ensure relationships don't suffer when there are changes to personnel.

How did you co-develop the guidelines 'Working with Patient Groups' with Roche?
Roche recognised that various teams were working with patient groups in different ways. A common approach was needed. By asking me to draft the guidelines, Roche ensured that though they are for use by its employees, they reflect the needs of patients and patient organisations.

Counterfeiting poses health risks

Fake pharmaceutical and diagnostic products are not only an infringement of intellectual property rights, but more importantly endanger the lives and well-being of patients. Fakes can cause serious illness or death if they contain harmful ingredients or deprive patients of proper treatment.

Responsibility for preventing and controlling drug counterfeiting rests primarily with national governments and international organisations. Roche cooperates worldwide with regulators, law enforcement and customs officials. We are doing our utmost to tackle the problem. Our statement on counterfeiting is available on our website.

Biosimilars

Several innovative biological medicines will reach the end of their patent period in the next few years, and the introduction of products claiming to be similar to the original is likely. These are known as biosimilars, or follow-on biologics. As the manufacture of both the active substance and the finished product requires a high level of quality control to ensure clinical safety, the approval of biosimilars requires its own set of guidelines, and we are contributing to their development.

More on the web:

- Marketing guidelines: www.roche.com/sus-marketing
- Guidelines for working with patient groups: www.roche.com/sus-patient_groups
- Global patent function: www.roche.com/sus-patents
- Counterfeiting: www.roche.com/sus-patents
- *Biosimilars:* www.roche.com/sus-biosimilars

Conduct of clinical trials

Before medicines are released, evidence of their safety and effectiveness must be provided, using well-designed and controlled clinical studies.

All clinical studies in Roche are conducted in compliance with international guidelines and must be approved by regulatory authorities. These include the Food and Drug Administration (FDA), the European Agency for the Evaluation of Medicinal Products (EMEA) and Ethics Committees and local Institutional Review Boards.

These boards ensure proposed trials are acceptable, that participants are fully informed about benefits and risks related to their participation and that investigators take appropriate actions to protect patients from any harm.

Our Framework for Discussing and Resolving Ethical Issues in Clinical Research, together with the Good Clinical Practice Toolkit we provide to those involved, ensure all trials of our pharmaceutical products meet International Conference on Harmonisation (ICH), WHO and other internationally-recognised standards on good clinical practice, as well as local laws.

Our guidelines are available on our intranet and employees working on trials are trained and required to follow them. All trials, and the processes and systems used to conduct them, are audited by our Pharmaceuticals Division Quality Assurance team.

There are concerns that clinical trials in developing countries may not be carried out to the same standard as in the developed world. Roche employs ICH GCP as the minimum global standard for all Roche trials. In 2005, we introduced additional policies for conducting clinical trials in low- and middle-income countries to support our wider global position on clinical research.

We support training on good clinical practice in sub-Saharan Africa and on quality assessments in Asia through the Forum for Ethical Review Committees in Asia and the Western Pacific Region (FERCAP).

Roche's clinical trial protocol registry and trial results database

We publish data from our clinical trials, so that more people can benefit from the findings. Our online clinical trial protocol registry and results database (see address below) provides information about all new trials and key results from completed phase II–IV trials. Both the registry and the database are hosted by an independent company.

Details of 375 clinical trials and 117 trial results have been published on the website since its launch in April 2005, with more than 100,000 people accessing the database. This includes 39 studies on breast cancer, 47 on anemia and 66 on hepatitis. In addition, from December 2006 all Roche trials are now posted on the US National Institutes of Health's global registry at www.clinicaltrials.gov.

Following requests from patient groups, recommendation by the WHO, and consultation with the Clinical Research Ethics Advisory Group (CREAG), we now post information on phase I trials conducted in patients (17 posted year to date, in seven different medical conditions). This enables patients with serious diseases to seize this – albeit small – opportunity to find a new treatment solution.

More on the web:

- Global position statement on clinical research, resolving ethical issues and clinical trials in developing countries: all at www.roche.com/sus-clinical_research
- Clinical trial registry: www.roche-trials.com

Ensuring patient safety and product quality

Users of our medicines and diagnostics have the right to expect every effort is made to ensure their safety. Roche has systematic processes for collecting, reporting and analysing data to ensure patient safety throughout the product lifecycle, in full compliance with local regulations.

We work hard to protect patients from potential adverse reactions to our drugs. We examine all reported adverse events to identify what is related to the product and what might be incidental to use of the product. Adverse reactions are identified as early as possible and classified in terms of their severity and whether the risks outweigh the benefits.

Our drug safety department works with all Roche affiliates to monitor drugs both before and after they are launched. While reporting a suspected adverse reaction to Roche is mandatory during phase I–III trials, once the drug has been launched we rely on patients, healthcare professionals and authorities to do so. Employees must immediately report any information on a suspected adverse event or quality issue to our Drug Safety Department.

Our risk management procedure ensures patients and the relevant authorities are informed promptly once an adverse reaction has been confirmed. Many health authorities require us to report serious adverse reactions within 15 days. Our country and manufacturing sites are also subject to health authority inspections.

Our Pharma Manufacturing Standards lay out rules and tightly-controlled procedures to ensure high quality standards and compliance with external regulations. They cover all aspects of our business and include a comprehensive safety data review process. This ensures any new information we receive about a drug is assessed and product information is updated as necessary.

Our Diagnostics Division ensures product design, production, release and post-market surveillance activities all meet regulatory and customer requirements. Our global complaint handling system confirms the safety and effectiveness of our products in the marketplace, giving us early indications of potential product issues and helping us to take preventative action.

In early 2007 we plan to update our website to include more detail about patient safety, product quality and related procedures.

More on the web:

- Patient safety: www.roche.com/sus-patient_safety
- Risk management procedure: www.roche.com/sus-risk_management

Position on new technologies

New technologies offer great opportunities for medical advances but their development and use also create legitimate social concerns. For this reason, we continuously monitor, evaluate and discuss the use of developing technologies.

Biotechnology uses living organisms to make or modify products or processes for a specific use. Applications of biotechnology include genetic engineering, gene and stem cell therapy. Roche does not currently carry out any stem cell research.

Biotechnology also has the potential to replace certain chemicals during drug manufacture, making processes safer and more environmentally sound. In 2006 we published a new position paper on the safety, health and environmental aspects of biotechnology. A paper on nanotechnology is currently being drafted.

More on the web:

- Roche Position paper on biotechnology: www.roche.com/sus-biotechnology
- Roche charter on genetics: www.roche.com/sus-genetics
- Science and Ethics Advisory Group: www.roche.com/sus-seag
- Embryonic stem cells and therapeutic cloning: www.roche.com/sus-stem_cell
- Bioprospecting and biodiversity: www.roche.com/sus-biodiversity

Unlocking the breakthrough potential of Avastin



Peter Wenner is Franchise Director for Avastin, Roche's revolutionary cancer treatment.

Why was the Avastin launch so successful?
Avastin is a significant advance in cancer treatment. It is the first and only anti-angiogenic agent to consistently improve chances of survival in metastatic colorectal, lung, breast and renal cell cancer, with limited side effects. Authorities recognise the considerable benefits Avastin brings to patients and have granted reimbursement of the drug in record time for use in colorectal cancer treatment. Since its first launch in February 2004, it has been approved in over 90 countries and used by more than 115,000 people.

Avastin is being developed in different types of cancer in parallel. Isn't this unusual?
Normally a drug must be shown to work effectively in one indication before it is developed in another. Roche and Genentech took a bold step in conducting trials of Avastin in pancreatic, prostate and ovarian cancer at the same time as continuing trials in colorectal, lung, breast and renal cell cancer. As a result, Avastin has been approved within a short timeframe in metastatic colorectal cancer and is waiting for approval for use in metastatic breast and lung cancer.

In addition to this, twelve phase III trials are currently underway as part of our extensive development programme to further unlock the potential of this drug. Over 9,000 patients have been recruited for trials in 2006 and 40,000 are expected to take part in trials over the lifecycle of the drug.

Has Roche's unique lifecycle management structure contributed to the success of the product?
Absolutely. Our lifecycle teams include individuals from every key function in the organisation – research, development, manufacturing, regulatory, marketing – all dedicated to one product. Their goals are to unlock the potential of a product for the benefit of patients and maximise the value of the brand.

Our lifecycle management structure and close cooperation between Roche and Genentech have contributed to Avastin enjoying one of the fastest launches of any oncology product to date.

Respecting human rights

Roche believes firmly in the universal human rights declared by the United Nations. Our Group Employment Policy prohibits discrimination, harassment and forced or child labour on any grounds and respects our employees' right to join any legally recognised employee association. Further information on our commitment to human rights is on our website.

More on the web:

- Respecting human rights:
  www.roche.com/sus-human_rights
- Group Employment Policy:
  www.roche.com/sus-employment_policy


'I've got my life back,
and my children have got
their father back.'
Predisposition
Early detection
Prevention
Diagnosis
Therapy
Monitoring













A new, effective treatment option for people with rheumatoid arthritis

Steve Robson, from Bedford (UK), was 35 when he found out he had rheumatoid arthritis (RA). On assignment for his company, a specialist piping contractor, he suddenly developed severe pain in his hands after working with a jackhammer for part of the day.

The worsening pain and swelling in his hands, feet and shoulders soon made everyday tasks like tying shoelaces difficult or impossible. Even walking became unbearable. No longer able to do hard physical work, Steve was fortunate in having an employer who offered him a transfer to an office job. Two years after diagnosis, Steve needed a hip replacement, because the disease had destroyed the joint. For nine years he tried a variety of treatments, but none worked for long. In 2003 his rheumatologist enrolled him in a clinical trial of MabThera (rituximab).

Since his first course of MabThera three years ago and two subsequent courses, Steve has been pain free and the joint swelling is reduced. He can now walk comfortably, do household chores, work in the garden, and even play football with his children. It's understandable why he describes discovering MabThera as being like winning the lottery – and why he says, 'I wouldn't swap it for winning the lottery.'

Therapy

By selectively targeting the B cells that play a key role in RA, MabThera interrupts a series of reactions in the process that leads to the joint inflammation, cartilage loss and bone erosion characteristic of the disease. More than 1,000 patients with RA have been treated with MabThera in clinical trials to date. MabThera is marketed in the US by Genentech and Biogen Idec under the brand name Rituxan.

Our people

In brief

- 4,577 new jobs created
- 10,116 million Swiss francs' remuneration paid
- Genentech ranked first and Roche Pharmaceuticals third in *Science* magazine's top employers in the biotech and pharmaceutical industries
- Won various other national 'Employer of choice' awards
- 90% of employees surveyed are proud to work for Roche
- 2.1% regretted losses (down from 2.2% in 2005)
- 13,800 employees participating in Roche Connect non-voting equity securities programme
- 34 hours of training per employee

We employ 74,372 people in 66 countries around the world. Roche created 4,577 new jobs in 2006, increasing our total workforce by 6.6%.

The Roche business strategy is based on sustained innovation and growth. Our main source of innovation comes from talented individuals within the company. Therefore our ability to retain, attract and recruit the most talented and motivated employees is vital to our continued business success. To retain these people, it is essential that they can successfully develop their skills and careers at Roche. We must also continue to attract and recruit the best talent on the market to enable our business to grow.

We want to be the most attractive employer for our staff and potential recruits at every stage – from attraction and recruitment to performance, development and retention (see Value chain).

In our Corporate Principles, we state our commitment to creating a working environment that promotes mutual respect, trust and integrity, where employees are always treated fairly.

Our Employment Policy sets out our commitment to employees and our expectations of them. It outlines our objectives and practices on all aspects of people management, including talent attraction, recruitment, performance management, development, compensation, diversity, discrimination, zero tolerance of child labour, freedom of association, and health, safety and environmental protection.

Total employees (full-time equivalent – FTE)

	2006	2005	2004
Number of employees	74,372	69,795	66,843

Employees (FTE) by operating divisional group in 2006


Roche Pharmaceuticals 36,608
Chugai 6,161
Genentech 10,472
Other 419
Diagnostics 20,712

Employees (FTE) by region in 2006


Europe 32,818
Latin America 4,632
North America 23,239
Other 1,564
Asia 12,119

Value chain

Attraction > Recruiting > Performance > Development > Retention

Roche Engage – strategy-based executive development

'Roche Engage supports our strategy. It provides great insights into how we can build and maintain a culture of innovation.'
Ursula Redeker – Global Head Safety and Technical Sciences

'Our strategy clearly sets the direction for the company. The entire Roche community must connect with it and Roche Engage facilitates this.'
Roy Rothenberg – Finance Manager Korea

'We must deliver sustained growth and value by motivating and inspiring our co-workers. Roche Engage is about changing our leadership model, one leader at a time.'
Paul Nakagaki – Head of Research Strategy



Talent attraction

We want to attract the best talent in our industry. To achieve this objective we must remain an employer of choice. We monitor perceptions of Roche as an employer through feedback on our website and our ratings in external surveys.

Our continual efforts to be an employer of choice were again recognised by external studies around the world in 2006. *Science* magazine voted Genentech first and Roche Pharmaceuticals third out of 330 companies in the top employers in the biotech and pharmaceutical industries. The survey covered questions such as corporate image, leadership and direction, work culture and environment, social responsibility, compensation and benefits, and work–life balance. We have consistently improved our position over the last five years. Genentech held on to the number one spot for the fifth year running.

In 2006 Roche was also named an 'employer of choice' by surveys in Canada, Chile, Italy, Germany, Portugal, Spain and the US. Our Australian recruiting team was awarded 'Best recruiting team' and Roche Diagnostics Germany was named 'Best employer for women'. For a full list of awards received by local divisions, visit our dedicated career website at http://careers.roche.com.

Recruitment

Our 'One door into Roche' programme, launched in 2005, enables prospective employees to search for jobs throughout the company on our website – by function, division or country. Job seekers receive personalised e-mail alerts when appropriate positions become available. We have accumulated a global talent pool of more than 60,000 external candidates through this process, allowing us to build relationships with potential recruits. Since 2005 we have filled 1,700 positions using this system.

Roche is keen to reach as many people as possible as a potential employer. In October 2006, we launched accessibility features on our career website to improve usability and accessibility for people with disabilities.

E-recruiting has halved the time it takes to recruit. This improves efficiency and reduces the dropout rate of desirable candidates by enabling us to act faster than competitors. It also helps to increase mobility and development opportunities for existing employees who have the chance to work elsewhere within the Roche Group, by opening up the internal job market for all to see.

Developing talent through international assignments

Monica Arosio, Head of International Assignments at Roche, explains why Roche encourages employees to work abroad for their own development and the company's.



Why does Roche offer international assignments?
'Roche has a long-standing tradition in promoting and sustaining international assignments programmes. Now, more than ever, our business needs individuals who are trained to deal successfully with the complexities of different markets, countries and cultures.'

How does an international assignment contribute to individual and company performance?
'An international assignment offers a unique opportunity to be exposed to unusual circumstances, be it personally, professionally, and culturally. It fosters a greater creativity, flexibility and adaptability – crucial skills in an ever-changing environment like ours. It enables people to reach beyond their limits and strive to achieve more. An international assignment is a powerful tool to develop talent, share best practices between countries and come up with innovative ways to support our strategy.'

Performance management and development

The success of our business now and in the future depends on motivated employees. Our work culture emphasises individual responsibility.

All employees receive regular feedback on their performance and meet with their managers to discuss their careers. Performance management programmes are in place in 95% of our affiliates. These covered 85% of the total workforce in 2006, similar to the previous year. In 2006, training or development plans were agreed with 62% of our employees (down from 64% in 2005).

Our Pharmaceuticals Division conducted a global survey on performance management at the end of 2005. More than three-quarters of employees surveyed rated our development planning and training positively. Performance monitoring and feedback were identified as key areas for improvement. Scores on these areas remained above the global employee research company ISR's average for the pharmaceutical sector but below its high-performance companies norm in 2005. Roche Pharmaceuticals is rolling out a new global performance management process across the division, focusing on training and feedback.

Individual sites and divisions have their own training policies to meet local needs. For example, Pharma Global Informatics is rolling out a career development programme for all its employees (over 2,000 in total). Roche Venezuela celebrated the first graduation of students from its three-year training course for senior sales representatives in 2006.

In addition to offering development opportunities for existing employees, we give young people the opportunity to train as apprentices with the prospect of a career with Roche. We are currently training 982 apprentices.

Developing successful careers

'I like the fact that Roche expects efficiency and results from its employees, while providing a fair and caring working environment.'
Udo Bäckert is Head of Technical Services in Basel and has been with the company for 23 years

'We are provided with all we need to do a good job. Working in close contact with talented colleagues all around the world is a fun and enriching experience.'
Eva-Maria Gutknecht was one of the first female chemists hired in the industry and has been with Roche for 26 years

'The global opportunities which I have enjoyed in my career at Roche have tremendously broadened my perspective in both my work and personal life. The work is always very demanding and challenging, I can say for certain that there is never a boring day.'



In her three years at Roche, Louisa Shen has worked in a range of Diagnostics roles in Switzerland, Canada and China

Twenty mid- and top-level managers from our Asia Pacific Diagnostics Division took part in our first annual APAC *Discovery programme* in September 2006. The two-week course at the internationally recognised Nanyang Business School in Singapore focuses on development of their leadership skills. Participants are selected for their high leadership potential, consistent track record and commitment to the company. Graduates of the programme will form a pool of emerging leaders to ensure Roche's continuing success in the region. Rapid growth of our Asia–Pacific companies underlines the need for a highly-trained and ambitious workforce in this region.

A career at Roche can be very international. We are keen to enable our employees to broaden their experience by working in other countries (see box). Almost 350 employees from 35 different countries are currently on international assignments in 52 countries.

Roche Pharmaceuticals introduced a new policy in 2006, enabling employees to expand their horizons and contribute their skills and expertise to projects in developing countries by taking a secondment of three to 18 months away from their regular jobs.

Roche Diagnostics has set up an exchange programme enabling employees from IT departments in Germany, Switzerland and the US to work in another country.

We focus on developing leadership skills to build a pool of talented leaders within Roche to ensure our future success. In 2006 we launched Roche Engage – a new senior executive development programme for the top 350 managers across the Group. The programme focuses on helping senior leaders to apply their leadership skills, engaging employees in our strategies and enabling them to deliver our business goals.

Our Leadership Charter sets out a consistent framework of leadership competencies essential for managers across the company: to focus on providing a model of integrity, driving business success, meeting the needs of our customers, and motivating employees to help them further improve their performance.

Senior and middle managers throughout the Group are set specific goals with the overall objective of raising the value of the company. Their performance is measured against their ability to meet these goals and contribute to an increase in operating profit after tax and capital charges (OPAC).

As part of our succession planning, we review potential candidates for senior management positions (approximately top 1,000) across the business every year. We found an average of 2.9 succession candidates for each position in 2006, compared with 2.5 the previous year. This is within our target range of 2.5 to 3.0 candidates per position.

Training

	2006	2005	2004
Total hours invested in training and employee development (millions)	2.57	2.14	1.85
Training time per employee	4.3 days (34.5 hours)	3.3 days (26.7 hours)	2.9 days (23 hours)

Retention

In addition to personal development opportunities, we consider employee satisfaction and work-life balance vital to retaining our best employees.

The total attrition rate of permanent staff was 6.6% in 2006. The proportion of regretted losses (those not initiated by Roche) was only 2.1% (1,574 employees). We are pleased that our research function – the source of our innovation – continues to see a low number of departures of qualified employees.

Staff turnover and regretted losses

	2006	2005	2004
Fluctuation	6.6%	6.7%	6.1%
Regretted losses	2.1%	2.2%	2.9%

Engaging employees

We engage regularly with our employees to assess satisfaction levels and gain feedback on our programmes. In late 2005 we surveyed employees on the effectiveness of our internal communications and on their attitude towards the company. Around 17,000 employees took part – a response rate of almost 30%.

Around 90% of those surveyed said they are proud to work for Roche and are comfortable presenting Roche in a positive light to the outside world. Factors cited that make Roche stand out from other companies include the Group's strategy and principles, its success through innovation and products, a good working atmosphere, motivated managers and co-workers, appreciation of employees and social benefits.

Our global intranet, internal newsletters, letters from the Corporate Executive Committee and information meetings keep employees informed about the company's objectives, strategy, results, current research and new products. In addition, divisions and sites have their own communication channels with employees.

Pay and benefits

Roche is committed to providing fair compensation and benefits, based on local competitive conditions and our employees' contribution to the business. Our total remuneration cost was 10,116 million Swiss francs in 2006.

We offer several non-voting equity securities-ownership programmes that give employees the opportunity to have a financial stake in the company's success. Roche Long-Term, launched in 2005, provides a consistent approach to performance-related equity-based remuneration, enabling senior managers to share in the company's long-term financial growth.

Roche Connect allows all employees (except those in the US, due to legal restrictions) to purchase non-voting equity in the company at a discounted rate. Around 13,800 employees (30% of those eligible) are participating in this programme, up from 11,600 in 2005.

Promoting diversity

Diversity within our workforce is invaluable to our capacity for innovation, on which the success of our business depends. Roche does not tolerate discrimination on any grounds. We promote people on three criteria only: performance, potential and functional and geographic mobility.

We employ people from all over the world. 55% of our employees at our corporate headquarters in the Basel region are foreigners and represent 65 nationalities. Around 52% of our affiliate companies are headed by nationals of where the company is based (down from 60% last year) and their management teams include a consistently high proportion of local staff.

We want Roche to be an attractive employer for both men and women. Women account for around 45% of our total workforce, 45% of centrally tracked managers and 4.3% of senior managers. We are working to attract and retain more women. The proportion of women at Roche has been steadily increasing.

Gender diversity

	2006	2005	2004
Women in total workforce	45%	43%	42%
Women in management	45%	32%	31%
Number of women in top 80 management positions	4	7	5
Women candidates for top management positions	22%	16%	12%

We recognise that a healthy work–life balance is vital to both the well-being and performance of our employees. We offer a range of programmes to enable employees to balance work and family commitments. Employees can choose a working pattern that suits them – be it full-time, part-time, flexitime or working from home. We offer the option of part-time employment wherever the requirements of the job permit. Around 6.3% of our employees work part-time. Parental leave and sabbaticals can also be arranged.

Work–life balance

	2006	2005	2004
Part-time employees	6.3%	6%	5.8%

Freedom of association

Roche respects the right of every employee to be part of an employee organisation. Roche is working in an open dialogue with legal employee representations in all countries where we operate. Roche does not record individual memberships of unions but we estimate that 8% of our employees are members of a union. 86% of employees are represented by a works council or a similar organisation. Roche has founded the Roche Euroforum to represent all employees in Europe (approximately 33,000 people).

More on the web:

- 'One door into Roche' e-recruitment facility: http://careers.roche.com
- Corporate Principles: www.roche.com/sus-principles_code_conduct
- Group Employment Policy: www.roche.com/sus-employment_policy
- Human rights: www.roche.com/sus-human_rights
- Local employer of choice awards: www.roche.com/sus-emp_of_choice and http://careers.roche.com
- Safety, health and environment: www.roche.com/sus-she

Our communities

Our community involvement – as described by our new Group Policy on Donations and non-commercial Sponsorship – is targeted in four key areas:

- Improve access to medicines and diagnostics
- Promote advances in basic science through education
- Encourage innovation and excellence through contemporary culture and arts
- Support communities in which our employees live and work.

While this is part of our civic responsibility, it also provides an environment that inspires our employees to make Roche a successful, sustainable business.

We usually get involved in projects where our knowledge and expertise can make a significant difference and prefer to work closely with local partners and other parties with special expertise. We measure our success by the impact of each project and not by the total amount spent. This is why we do not publish detailed figures on the amount we spend on community support. We do not donate drugs except for disaster relief and pandemic situations.

Community support by area (% spend)

Humanitarian and social projects	82.8%
Science and education	14.0%
Arts and culture	1.9%
Community and environment	1.3%

Access to healthcare

We use our expertise to improve access to healthcare and our medicines. We focus our efforts where they will benefit those in greatest need. For further details please see page 64.

Promoting advances in science

In many countries Roche is a driving force in the scientific community through our own activities or through our support for projects to promote advances in basic science and encourage young people to be enthusiastic about life sciences.

In addition to local projects, we provide global support for research in specific areas through a number of foundations, such as the Roche Organ Transplantation Research Foundation and the Roche Foundation for Anemia Research (RoFAR). To date RoFAR has awarded over seven million Swiss francs to 34 research projects around the world. The Roche Research Foundation in Switzerland gave financial support to 70 research projects of young scientists in 2006. Our MBA Fellowship programme provides grants to encourage talented scientists to complement their medical or science qualifications with a degree in business.

Encouraging innovation in the arts

We see close links between artistic creativity and innovation in our own activities – in science and elsewhere in the business. Roche has been a patron of contemporary arts and music for more than a century. As part of this commitment, *Roche Commissions* sponsors new musical works by outstanding contemporary composers (see box).

In November 2006 Roche launched a joint project with the Salzburg Festival. The 'Roche Continents – Youth! Arts! Science!' series encourages young people to attend contemporary music events and explore the link between innovation in music and art and innovation in science.

Roche founded and maintains the Museum Tinguely AG in Basel, showcasing innovative artwork. Roche'n'Jazz, launched in September 2005, is a monthly evening of live contemporary jazz music held at the Museum Tinguely and regularly attended by up to 400 employees and members of the public. We plan to roll out local Roche'n'Jazz events at other Roche sites around the world.

Connecting innovation in music and science



The Cleveland Orchestra is a partner in *Roche Commissions*, a pioneering international project for the advancement of contemporary classical music. Its conductor, Franz Welser-Möst, discusses what makes the partnership work.

Why is innovation important for the Cleveland Orchestra?
The Cleveland Orchestra stands for both innovation and tradition but, to us, tradition means handing things down and carrying them forward. It involves movement, and so doesn't exclude innovation.

Are there links between innovation in music and in science?
In both science and music, everything we discover already exists in some form; we just have to find it. Science takes a technical approach to research and musicians take a more emotional approach. What's fascinating is the point where these two meet. Whether we are developing new medicines or composing new music, our work is to create a response, physical or emotional, in human beings.

Do you think *Roche Commissions* is successful?
Absolutely – we both share a common goal. We aim for quality in our work, not quantity. Like Roche, the Cleveland Orchestra is known for outstanding technical ability and innovation. We give new pieces of music a chance to be heard for the first time in quality performances at the highest level. Both organisations also share a curiosity about the future and recognise the need to invest in it.

Supporting our communities

Our support for communities is guided by our employees, focusing primarily on local projects identified by them. We encourage employees to play a part in their communities through volunteering and fundraising. Roche will often match funds they raise, doubling the total contribution made.

In 2006 Roche began working with UNICEF to support schools in Malawi attended by children orphaned by HIV/AIDS. Funding for these projects comes from our annual Global Roche Employee AIDS Walk. Some 13,000 employees at 95 sites in 45 countries took part in December 2006. Roche matched the funds they raised to donate a total of one million Swiss francs to orphans in Malawi.

We founded the independent charity 'Roche Employee Action and Charity Trust' (Re&Act) in 2006 to help coordinate employee donations and community support. Its goal is to provide support for selected sustainable projects and charitable organisations that address long-term humanitarian needs and post-disaster rebuilding, especially in the least developed countries.

More on the web:

- Group policy on donations and criteria for sponsorship: www.roche.com/sus-giving
- Roche Drug Donation Policy: www.roche.com/sus-access
- Roche foundations: www.roche.com/sus-foundations
- Roche'n'Jazz: www.roche-n-jazz.net


'I monitor my blood glucose myself every day
and only go to the hospital once a month.'
Predisposition
Early detection
Prevention
Diagnosis
Therapy
Monitoring


KASHIWA









Monitoring diabetes – avoiding complications

As CEO of Eschenbach Optik of Japan, Tomio Koga, 59, has a demanding job with a busy schedule. Even so, he manages to combine this with a private role as a high-school baseball umpire. In his private life Tomio also has to shoulder another, quite different responsibility. When his doctor diagnosed diabetes during a routine check-up some years ago, he was deeply shocked and conscientiously embarked on his therapy, never missing an appointment at the hospital. However, if managed well, diabetes causes no discomfort and no symptoms: Tomio gradually forgot about his illness and at one point stopped seeing his doctor altogether.

The turning point came on a trip to Germany, where a colleague told him, 'When you have diabetes, you have to monitor your blood glucose levels regularly, or you risk developing cardiovascular or other complications.' 'When I explained how hard it was to combine frequent check-ups with my schedule, he told me I could check my blood glucose myself,' says Tomio. He now checks his blood glucose levels regularly with an Accu-Chek Compact Plus and manages the data with Accu-Chek Smart Pix. This means that he can track his readings and quickly identify deviations.

'Apart from being even faster and needing even less blood, my new meter is small and easy to use, which is particularly important because of all my business travel.'





Monitoring

People with type 2 diabetes do produce insulin, but their body doesn't produce enough or cannot make effective use of it. After diagnosis they can control their blood glucose levels by adopting a healthy lifestyle and diet but may also have to inject insulin or take tablets. Products such as Accu-Chek meters and strips enable people with diabetes to monitor their own blood glucose accurately and conveniently.

Safety, health and environmental protection

In brief

- Published new position papers on six key SHE issues
- 16.5% reduction in Roche Accident Rate
- Energy use per employee reduced by 8.0%
- 11.2% reduction in greenhouse gas emissions
- Inorganic emissions to air reduced by 54%

Safety, health and environmental protection (SHE) cannot be separated from our business success. SHE is fully integrated in everything we do. All employees are expected to play their part in protecting the environment and making Roche a safe and healthy place to work.

Our commitment to SHE is enshrined in the Roche Corporate Principles. We revised our Safety, Health and Environmental Protection Policy in late 2005 to restate and strengthen our commitments.

In 2006 we invested 271 million Swiss francs in SHE infrastructure in new manufacturing buildings and extension of existing installations. Operating costs including SHE services and personnel costs amounted to 351 million Swiss francs.

SHE management

Responsibility for implementing the SHE policy and guidelines lies with the general managers of affiliate companies and individual site managers. They are supported by a safety and environmental officer at each site who coordinates with the corporate SHE team. Divisional champions – Eco-delegates – are responsible for raising awareness of SHE within their divisions, in addition to their regular jobs. A total of 570 of our employees work full-time in SHE across the Group.

Roche monitors implementation of the SHE policy, guidelines and directives by auditing sites across the Group – 23 were audited in 2006. Higher-risk sites are audited more often. Recommendations for improvements were made at all sites and implementation of the necessary actions is monitored and enforced. Strategically important suppliers – based on risk-assessment and level of spend – are also audited to monitor their SHE management and performance. 19 suppliers were audited in 2006 and our recommendations for improvements have since been implemented.

Roche is committed to upholding the high environmental and safety standards set by Responsible Care – a global initiative established by the chemical industry to achieve continual improvement in its SHE performance. Our Responsible Care Network communicates our commitment to these standards and provides a forum for sites to share advice and best practice.

Our SHE management system covers all relevant aspects of internationally-recognised standards such as the International Organization for Standardization's environmental management standard, ISO 14001, and the European Eco-Management and Audit Scheme (EMAS). It is not our goal to achieve ISO or EMAS certification for all our sites but nine Roche manufacturing sites have chosen to implement this standard voluntarily and are certified to ISO 14001. Three of these sites have also attained EMAS certification.

Awareness and continual reduction of risks is essential to prevent accidents and incidents that could affect people, the environment and our business. All risks are registered and evaluated via a web-based tool. This information is assessed at Group level to build a global risk profile.

Goals

In 2005, we set a number of new long-term quantitative targets for global SHE performance, adding to our existing goals to:

- Reduce the Roche Accident Rate by 20% by 2010 from 2005 baseline (workdays lost/employee)

- Reduce general absence rate including illness and home accidents by 10% by 2015 from 2005 baseline (days lost/employee)
- Reduce total energy consumption by 10% by 2010 from 2005 baseline (GJ/employee)
- Improve total ecobalance by 10% by 2015 from 2005 baseline (points/employee)
- Reduce greenhouse gas emissions by 10% by 2008 from 2003 baseline (CO_2 equivalent/unit sales)
- Reduce VOC emissions by 10% by 2008 from 2003 baseline (tonnes VOC/unit sales)
- Have no relevant SHE-related fines.

Occupational health and safety

A safe and healthy workplace is essential for our employees' well-being and productivity. In our large research and manufacturing operations, safety and health committees have been established to help the safety, health and environment officer (SEO) raise awareness, organise training and implement technical improvements to reduce risks in the workplace. In smaller sites this responsibility lies solely with the SEO. In 2006 a total of 126,329 hours were invested globally in SHE training at Roche.

We measure our safety and health performance using the Roche Accident Rate – the number of working days lost due to occupational accidents per employee per year. The rate decreased by 16.5% to 0.083 in 2006. The development of the Roche accident rate (RAR) is showing a positive trend, i.e. a decreasing number of accidents. The severity of the accidents, however, is going into the opposite direction, i.e. more lost days per accident are reported than last year. Concerning occupational diseases, both numbers of recognised cases as well as lost days per case are lower than in 2005. The majority of cases (77%) are still referring to the locomotor system.

Health and safety

	2006	2005	2004
Roche Accident Rate	0.083	0.099	0.088
Occupational accidents	473	563	493
Occupational illnesses	302	333	208
Work-related fatalities	0	0	0
Work-related accidents per million working hours	3.67	4.66	4.78

Informative accidents are made anonymously and are published on our intranet so other sites are made aware of potential hazards and can take action to prevent similar incidents.

The annual Roche Responsible Care Network Awards recognise sustained outstanding health and safety performance of individual sites based on their Roche Accident Rates over the previous three years. In 2006 19 sites received the award for outstanding low accident rates or positive trends.

We recognise that employee well-being is not only affected in work hours. We have started to collect data on general absences and non work-related accidents to assess the causes of such absences and seek possible improvements.

Roche offers a range of programmes at our sites to promote employee health and well-being inside and outside the workplace. These include free medical check-ups, workplace ergonomic evaluations, counselling, fitness centres, healthy meals at staff restaurants and other programmes to promote healthy lifestyles. We also have several initiatives to promote well-being by improving our employees' work–life balance (see page 82).

Environmental footprint

Roche is committed to environmental protection throughout the lifecycle of its products – from research and production to packaging, transport and distribution, use and disposal.

We measure our global environmental footprint using our Eco-Efficiency Rate (EER) – the ratio of sales to environmental impacts and expenditure. Eco-efficiency as described by the World Business Council for Sustainable Development (WBCSD) is the concept of creating more value with less negative impact. The EER takes into account a wide range of factors such as energy use and emissions to air and water – weighted according to their significance – to produce a single value. The higher the EER, the greater the degree of eco-efficiency. A full explanation of how the EER is calculated can be found on our website.

In 2006 our EER was 49.97, an increase of more than 100% from the previous year. The different sources of this tremendous improvement are an almost 50% reduction in the environmental damage (in particular emissions to the air and the water, including corrections of former overreportings) as well as the very pleasing development of the sales figures.

Eco-Efficiency Rate

	2006	2005	2004
Sales (in millions of CHF)	42,041	35,511	29,522
Environmental expenditure (in millions of CHF)	255	242	192
Environmental damage (in millions of environmental damage units)	3.30	6.02	8.40
EER	49.97	24.39	18.31

We also calculate our eco-balance to define the ecological impact of Roche's operations without considering economic parameters, according to the method set out by the Swiss Agency for the Environment (BAFU). Eco-balance takes into account outputs to the environment – emissions and waste – and use of resources such as raw materials and energy. Each parameter is weighted according to the significance of its impact. By setting a global target to improve our eco-balance – encompassing our entire environmental footprint – individual sites are able to identify and focus on areas where they can make most significant improvements. Our eco-balance in 2006 was 5.42, already matching our global target for 2015. We run an ECOmpetition every three years to encourage employees to think about the environment and submit ideas on its protection. These initiatives not only benefit the environment but can also cut costs significantly, for example by introducing measures to reduce energy use of air-conditioning systems at several sites. Entries are being submitted for the current competition launched in October 2006. From 2007 the Roche Responsible Care Network Awards will reward energy-saving initiatives to encourage sites to help us meet our global commitment to reduce energy use by 10% by 2010. In 2006, we published new global position papers setting out our strategies on six key environmental issues, meeting last year's goal to hold a public position on key topics of public interest. Topics covered are: greenhouse gases and climate change; energy; landfills and contaminated soil; water; SHE aspects of biotechnology and prevention of misuse of biological materials for biowarfare. These are available on our website.

Energy and climate change

Global warming and climate change have been well documented. Greenhouse gas emissions – such as carbon dioxide – resulting from human activities are considered responsible for accelerating these global trends. Industry is one source of these emissions and must take appropriate measures to reduce its impact. International agreements, such as the Kyoto Protocol, and national legislation define targets and schedules for reducing emissions.

Roche supports the targets set out in the Kyoto Protocol to reduce global greenhouse gas emissions. We are working towards our own goal – set in 2003 – to reduce our emissions by 10% over the five years until 2008. Because of the close link between carbon dioxide emissions and energy use, most measures to reduce energy consumption also decrease these emissions. Roche promotes measures such as moving to less emission-intensive energy sources, applying innovative building technology and continually upgrading our infrastructure to improve energy efficiency. In 2006 Roche used 12,467 terajoules of energy, almost the same amount as in 2005 despite business growth of 18.4%.

Roche is introducing fuel-efficient low-emission hybrid vehicles to its fleet of corporate cars, to reduce emissions from transport. More than 240 hybrid vehicles have been introduced to Roche Pharmaceuticals' fleet in the USA since a similar programme was introduced there in 2004. Roche Group member Chugai, in Japan, added more hybrid cars to its fleet in 2006, bringing the total to 48. Employees in Australia are now offered hybrid vehicles as company cars. Roche Australia has begun to offset carbon emissions from transport by planting trees on an area destroyed by fire.

Our affiliates in North and South America held their first annual energy conservation summit in 2006 to discuss strategy, share best practice on energy conservation and promote the message that every employee can help to conserve energy.

Roche is committed to phasing out all halogenated hydrocarbons – potent greenhouse gases and ozone depleters – from our cooling systems by 2015. In 2006, we reduced our holdings of these gases by 5% to 141.2 tonnes, compared to 2005. The gases are held in sealed cooling systems and fire extinguishers but some leakage does occur, resulting in emissions of 7.7 tonnes in 2006, up from 7.2 tonnes the previous year.

We have developed plans to replace cooling equipment containing halogenated hydrocarbons across the business. Roche Diagnostics, for example, is investing around 64 million Swiss francs in an ammonia-based refrigeration plant at its US headquarters in Indianapolis. The new plant – due for completion in 2009 – will replace all current cooling systems at the site that contain environmentally hazardous refrigerants.

We measure our greenhouse gas emissions in accordance with the Greenhouse Gas Protocol, taking into account both direct emissions (from waste incineration, transport, power generation from fossil fuels) and indirect emissions (from grid electricity). Emissions from halogenated hydrocarbons are included as CO_2 equivalents. Roche emitted 0.980 million tonnes of CO_2 equivalents in 2006, 9.1% down from 1.078 million tonnes in 2005.

Roche calculates its impact on climate change by normalising our total emissions – expressed as CO_2 equivalents – per million Swiss francs of sales. In 2006, the result was 23.31, a decrease of 23.2% from the previous year.

Total energy use (terajoules)

	2006	2005	2004
Total energy use	12,467	12,515	11,909
Total energy use per million CHF of sales	0.296	0.352	0.403

Greenhouse gas emissions (tonnes CO_2 equivalents)

	2006	2005	2004
Total emissions	980,008	1,078,445	1,027,567
Total emissions per million CHF of sales	23.31	30.37	34.80

Energy use by type (%)


Natural gas 39.9
Oil 3
Coal 0
Waste 1.4
Renewable energy 0.4
District heating 4.6
Fuel used by company vehicles 9.3
Fuel due to business air travel 12.7
Grid electricity 28.7

Emissions to air

Volatile organic compounds (VOCs) from manufacturing processes and particulates from combustion plants contribute to local air pollution and smog. In 2006 Roche emitted 281 tonnes of VOCs and 27 tonnes of particulates, compared with 604 tonnes and 50 tonnes in 2005, respectively.

These significant reductions are to a large extent due to over-reporting by one main contributor in previous years that has now been corrected. We have introduced closed systems or suitable exhaust air treatment at a number of our sites to reduce these emissions.

Nitrogen oxides (NO_X) and sulphur dioxide (SO_2) emissions can contribute to acid rain. Roche emitted 219 tonnes of NO_X and 15 tonnes of SO_2 from burning fossil fuels in 2006. This represents – on a very low level – a reduction in overall inorganic emissions of 54% from the previous year.

We invested some 25 million Swiss francs to modernise and convert the power station that supplies our Mannheim site in Germany from coal to natural gas in 2005. This has reduced emissions of nitrogen oxides by nearly 30% a year and emissions of sulphur dioxide and dust to almost zero. The more efficient modernised plant has cut carbon dioxide emissions by more than 30,000 tonnes a year, a reduction of more than 45%.

SHE training



Manuel Glauser, Head of the Corporate Safety and Environment audit team and Andreas Riesen, Health Protection Manager for our Basel and Kaiseraugst sites in Switzerland, talk about SHE training at Roche.

How does training at Group level help to embed SHE knowledge throughout the Group?
We drive SHE awareness through the company by 'teaching the teachers'. We hold a conference every two years to train SEOs from around the world. They share this knowledge with employees at their own sites.

Does this training raise awareness of Roche SHE goals?
The SHE goals were a key focus of this year's conference in Germany. Participants created local action plans for their own sites to support our global SHE goals.

Do you have local training?
Our network of SEOs are the backbone of the SHE organisation at Roche. They lead the SHE organisation at site and company level and provide professional knowledge, tools and support. We have a range of tailor-made SHE training courses – from classroom-based lectures to hands-on training – that local SHE representatives can use at their sites. We also offer a further education programme on SHE issues for those interested in knowing more.

Are new recruits introduced to SHE procedures as part of their induction?
Until now, new employees have been introduced to SHE as part of their general induction to their departments. Right now, we are completing a computer-based training programme which will be mandatory for all new employees. All new employees will be asked to complete a checklist with the help of their supervisor or colleagues to help them learn about SHE procedures specific to their workplace.

Waste

Chemical waste – a result of pharmaceuticals production – can pose potential risks to the environment if not disposed of responsibly. In 2006 51,155 tonnes of chemical wastes were generated, of which 91% were incinerated. A further 9% – inert materials such as incineration ash and slag – went to landfill. This increase in chemical waste from 2005 of around one third is primarily as a result of increased production waste from Tamiflu manufacturing.

Chemical waste originates from our manufacturing processes. To reduce this type of waste, we are continually working to improve yields. In addition, we explore possibilities of recycling or valorisation – finding a customer who can use a waste product from our process as a raw material for something else.

Our operations generated 20,719 tonnes of general waste in 2006, compared with 17,604 tonnes the previous year. This increase is mainly a result of construction waste. Around 23% was incinerated and the rest was sent to landfill. Landfills that have historically been used for chemical waste besides inert materials are subject to increased monitoring. Where Roche assumes responsibility for such a landfill site, we conduct a risk assessment on potential leakage and take preventative action. Remediation has already been completed at some sites and is ongoing at others.

An additional 25,200 tonnes of materials such as paper, cardboard, glass, metals, wood and plastics were recycled.

Water

The availability of clean water is critical to Roche. We cannot manufacture pharmaceuticals and diagnostic products without it. The use of biotechnology is replacing some chemical processes in our research and production, reducing safety risks, but these techniques also require greater water use. In 2006 we used 4.3 million cubic metres of water. We are committed to reducing our water consumption through local programmes at site level as well as through efforts to improve our eco-balance.

A winning idea from the 2004 ECOmpetition was realised in 2006. Roche Jacarepaguá in Brazil has cut its total water use by 12% by reusing wastewater in a cooling system, saving approximately 130,000 Swiss francs a year.

Water consumption (million cubic metres)

	2006	2005	2004
Water use	4.3	3.9	4.3
Total water use (cubic metres per million CHF of sales)	101.5	109.8	145.65

Contaminated wastewater from manufacturing is, where necessary, processed at on-site pre-treatment plants before it is released to public treatment plants or watercourses. Some volatile solvents can be removed before treatment. In 2006, 313 tonnes of organic materials (total organic carbon – TOC) were discharged into watercourses after treatment, a decrease of 83% from 2005. This significant reduction is partly due to the detection of over-reporting from a major contributor in previous years. In addition, our Clarecastle site in Ireland has made considerable improvements to its TOC elimination processes.

Small amounts of heavy metals such as copper, zinc and chromium are leached from piping by acidic wastewater. These are not biodegradable and can potentially damage ecosystems. In 2006, 1,086 kilograms of heavy metals were emitted after treatment, down 26% from the previous year.

Roche supports research into the source and impact of trace chemicals – including pharmaceuticals – in watercourses. Environmental risk assessments have shown that active pharmaceutical ingredients found in watercourses are primarily caused by both normal use and inappropriate disposal of our products by consumers, not by pollution from manufacturing sites.

Compliance and incidents

We are committed to fully complying with all relevant laws and regulations in all countries where we operate. Our own SHE global standards and guidelines take precedence where they exceed local regulations. Roche received no significant SHE-related fines in 2006 and no incident or accident with a significant impact on people or the environment was reported anywhere in the Roche Group.

Roche recognises that some substances used in the manufacture of pharmaceutical products could potentially be misused for narcotics, toxins or chemical weapons. Such regulated chemicals are used by Roche only in small quantities, under rigorous control and in compliance with all applicable legislation.

More on the web:

- SHE Policy, Guidelines and organisational structure: www.roche.com/sus-she
- Position papers: www.roche.com/sus-she_policies_positions
- Policy on regulated chemicals www.roche.com/sus-chemicals
- Responsible Care: www.roche.com/sus-responsible_care
- Performance data long-term trends and definitions: www.roche.com/sus-she_performance

Assurance

Independent Assurance Report on the Roche Group Sustainability Reporting

To the Roche Corporate Sustainability Committee:

We have performed evidence-gathering procedures to provide assurance on the Sustainability Reporting of Roche and its consolidated subsidiaries excluding Chugai and Genentech (the 'Group'), all for the year ended December 31, 2006.

We have performed evidence-gathering procedures on (hereafter jointly referred as the 'subject matter'):

- The SHE key figures in the tables from pages 88 to 93;
- Some selected social dimension information ('social data');
- The management and reporting processes for the preparation of the report and figures.

We have evaluated the subject matter against the following criteria ('evaluation criteria') described on pages 88 and 95:

- The Roche Group internal sustainability reporting guidelines with respect to the Responsible Care Health, Safety and Environmental reporting guidelines published by the European Chemical Industry Council CEFIC and the 'Sustainability Reporting Guidelines 2002' published by the Global Reporting Initiative (GRI);
- The procedures by which the SHE data and the social data are prepared, collated and aggregated internally;
- The control environment over the accuracy and completeness of the SHE data and the social data.

The accuracy and completeness of sustainability data is subject to inherent limitations given their nature and methods for determining, calculating or estimating such data. Our Assurance Report should therefore be read in connection with Roche's internal guidelines, definitions and procedures established to prepare and report on its sustainability performance.

Roche Group is responsible for both the subject matter and the evaluation criteria.

Our responsibility is to provide a conclusion on the subject matter based on our evidence-gathering procedures in accordance with the International Standard on Assurance Engagements (ISAE) 3000 'Assurance Engagements other than Audits or Reviews of Historical Information', approved December 2003 by the International Auditing and Assurance Standards Board (IAASB).

We planned and performed our evidence-gathering procedures to obtain a basis for our conclusions in accordance with an ISAE 3000 limited and reasonable assurance engagement. We have not performed an audit according to International Standards on Auditing. Accordingly, we do not express such an audit opinion.

Our evidence-gathering procedures included the following work:

- At the site level, assessing how Roche staff apply the Group internal sustainability reporting guidelines as well as observing compliance with the Group internal sustainability reporting guidelines, visiting a sample of five sites in Switzerland, Sweden, Poland, and the US, covering the Pharmaceuticals and Diagnostics divisions;
- Performing tests on a sample basis of the internal sustainability reporting system used to collect SHE data and the social data from Group sites;
- Performing specific procedures to check, on a sample basis, the SHE data and the social data;
- Interviewing the responsible staff for data collection and sustainability reporting on the sites we visited and on Group level;
- Assessing the data consolidation process on Group level;

- Reading and performing tests of the relevant documentation on a sample basis, including Group policies, management and reporting structures, documentation and systems used to collect, analyse and aggregate reported SHE data and social data;
- Performing tests on a sample basis of evidence supporting selected SHE data and social data with regard to the reported data aggregation from the selected sites to Group level.

However, we have not performed site visits at Chugai and Genentech.

In our opinion

- the Roche Group internal sustainability reporting guidelines are applied properly at the selected sites;
- the internal SHE reporting system on the Group level to collect the SHE data is functioning as designed;
- the social dimension reporting provides an appropriate basis for the disclosure of social dimension information, in all material respects, based on the evaluation criteria.

Based on our work described in this report, nothing has come to our attention that causes us to believe that the SHE and social dimension information disclosed with the Sustainability Reporting does not give a fair picture of the SHE and social performance, or that the procedures by which the SHE data and social dimension information were prepared, collated and aggregated are not based on established and accepted measurement and analytical methods, in all material respects, based on the evaluation criteria.

PricewaterhouseCoopers AG, Basel,
19 January, 2007

Dr Thomas Scheiwiller

Jürg Hutter

The Global Reporting Initiative sustainability reporting guidelines

We report in accordance with the 2002 Global Reporting Initiative (GRI) Guidelines through our Annual Report and website. The GRI has reviewed this report and confirms it meets 'In Accordance' criterion.

Details of how we report against each indicator can be found at www.roche.com/sus_gri

'This report has been prepared in accordance with the 2002 GRI Guidelines. It represents a balanced and reasonable presentation of our organisation's economic, environmental, and social performance.'

Franz B. Humer



Sales Manufacturing

Overview

Switzerland	Croatia
Argentina	Czech Republic
Australia	Denmark
Austria	Dominican Republic
Belgium	Ecuador
Bermuda	El Salvador
Brazil	Estonia
Bulgaria	Finland
Canada	France
Chile	Germany
China	Greece
Colombia	Guatemala
Costa Rica	Honduras

Roche – a Global Market Presence



Roche – a Global Market Presence

Research and development □ Services, financing Toll manufacturing by third parties

Hungary	□	New Zealand	□	Slovakia	□
India	□	Nicaragua	□	Slovenia	□
Indonesia	□	Norway	□	South Africa	□□
Ireland	□□	Pakistan	□□	South Korea	□□
Italy	□□	Panama	□	Spain	□□
Japan	□□	Peru	□	Sweden	□
Latvia	□	Philippines	□	Taiwan	□
Lithuania	□	Poland	□	Thailand	□
Luxembourg		Portugal	□	Turkey	□□
Malaysia	□	Romania	□	United Kingdom	□
Mexico	□□	Russia	□	United States	□□
Morocco	□	Serbia	□	Uruguay	□□
Netherlands	□	Singapore	□	Venezuela	□

Published by
F. Hoffmann-La Roche Ltd
4070 Basel, Switzerland
Tel. +41 (0)61 688 11 11
Fax +41 (0)61 691 93 91

Media Office
Corporate Communications
4070 Basel, Switzerland
Tel. +41 (0)61 688 88 88
Fax +41 (0)61 688 27 75

Investor Relations
4070 Basel, Switzerland
Tel. +41 (0)61 688 88 80
Fax +41 (0)61 691 00 14

World Wide Web
http://www.roche.com

Corporate Sustainability Committee
Pierre Jaccoud, Chair
Tel. +41 (0)61 688 85 95
E-mail: pierre.jaccoud@roche.com

To order publications
Tel. +41 (0)61 688 83 39
Fax +41 (0)61 688 43 43
E-mail: basel.webmaster@roche.com

Cautionary statement regarding forward-looking statements

This Annual Report contains certain forward-looking statements. These forward-looking statements may be identified by words such as 'believes', 'expects', 'anticipates', 'projects', 'intends', 'should', 'seeks', 'estimates', 'future' or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Various factors may cause actual results to differ materially in the future from those reflected in forward-looking statements contained in this Annual Report, among others: (1) pricing and product initiatives of competitors; (2) legislative and regulatory developments and economic conditions; (3) delay or inability in obtaining regulatory approvals or bringing products to market; (4) fluctuations in currency exchange rates and general financial market conditions; (5) uncertainties in the discovery, development or marketing of new products or new uses of existing products, including without limitation negative results of clinical trials or research projects, unexpected side effects of pipeline or marketed products; (6) increased government pricing pressures; (7) interruptions in production; (8) loss of or inability to obtain adequate protection for intellectual property rights; (9) litigation; (10) loss of key executives or other employees; and (11) adverse publicity and news coverage.

The statement regarding earnings per share growth is not a profit forecast and should not be interpreted to mean that Roche's earnings or earnings per share for 2007 or any subsequent period will necessarily match or exceed the historical published earnings or earnings per share of Roche.

Next Annual General Meeting: 5 March 2007

The Roche Annual Report is published in German and English.

Printed on non-chloride bleached paper.

The Roche Annual Report is issued by F. Hoffmann-La Roche Ltd, Basel, Corporate Communications.

Roche

Roche
Annual results 2006

Basel, London, New York – February 2007



This presentation contains certain forward-looking statements. These forward-looking statements may be identified by words such as 'believes', 'expects', 'anticipates', 'projects', 'intends', 'should', 'seeks', 'estimates', 'future' or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Various factors may cause actual results to differ materially in the future from those reflected in forward-looking statements contained in this presentation, among others:

1 pricing and product initiatives of competitors;
2 legislative and regulatory developments and economic conditions;
3 delay or inability in obtaining regulatory approvals or bringing products to market;
4 fluctuations in currency exchange rates and general financial market conditions;
5 uncertainties in the discovery, development or marketing of new products or new uses of existing products, including without limitation negative results of clinical trials or research projects, unexpected side-effects of pipeline or marketed products;
6 increased government pricing pressures;
7 interruptions in production
8 loss of or inability to obtain adequate protection for intellectual property rights;
9 litigation;
10 loss of key executives or other employees; and
11 adverse publicity and news coverage.

Any statements regarding earnings per share growth is not a profit forecast and should not be interpreted to mean that Roche's earnings or earnings per share for this year or any subsequent period will necessarily match or exceed the historical published earnings or earnings per share of Roche.

For marketed products discussed in this presentation, please see full prescribing information on our website – www.roche.com

3

Group

Dr. Franz B. Humer
Chief Executive Officer



Roche in 2006: Fulfilling our commitments
Growing top and bottom line

2006 guidance

		Market growth	FY 2006	
• Above-market sales growth in local currencies	Pharma	~6 %	21 %	✓
	Diagnostics	4-5 %	5 %	✓
• Double-digit local sales growth	Pharma		21 %	✓
	Group		17 %	✓
• Target for Core EPS growth to be above sales growth (CHF)	Core EPS growth		26 %	✓
	Sales growth		18 %	

Pharma market growth: IMS YTD Oct 06; Diagnostics market growth estimate

5

2006: Industry-leading growth

CHF bn	2005	2006	% change in CHF	% change in local	USD growth
Pharmaceuticals	**27.3**	**33.3**	**22**	**21**	**21**
Diagnostics	**8.2**	**8.7**	**6**	**5**	**5**
Roche Group	**35.5**	**42.0**	**18**	**17**	**18**

6

2006: Strong sales drive bottom line growth

CHF +6.5 billion organic sales, net income up 34 %

CHF bn	2005	2006	Change CHF bn	Change %	Change loc %
Sales	**35.5**	**42.0**	**6.5**	**+18**	+17
Operating profit[1]	**9.2**	**11.7**	**2.5**	**+28**	+27
as % of sales	***25.9***	***27.9***			
Net income	**6.9**	**9.2**	**2.3**	**+34**	
as % of sales	***19.3***	***21.8***			
Core EPS	**7.84**	**9.86**		**+26**	

[1] before exceptional items

7

Focus on differentiated products paying off

Sales doubling, operating profits tripling

Group sales[1] (CHF bn)



45
40
35
30
25
20
15
10
5
0
2001
2002
2003
2004
2005
2006

Group operating profit[2] (CHF bn)



14
12
10
8
6
4
2
0
27.9%
25.9%
22.9%
21.3%
20.2%
16.3%
2001
2002
2003
2004
2005
2006

[1] Pharmaceuticals and Diagnostics [2] before exceptional items

8

Major initiatives over the past 5 years
Strengthened business base and focused activities

Focus on medically differentiated products

	2001	2006
Top 10 as % of pharma sales	56 %	67 %
Key products % of pharma sales	27 %	59 %

Group products/ franchises > CHF 1 bn



6
10
2001
2006

Building new therapeutic franchises and focus R&D efforts



Broaden oncology and virology
Entry into autoimmune, metabolic, CNS
Compounds in development
0
20
40
60
80
2000
2001
2002
2003
2004
2005
2006
ONC
IAB
MVD
CNS
VD
Other

ONC: Oncology; IAB: Inflammation / Autoimmune / Bone; MVD: Metabolic and Vascular Diseases; CNS: Central Nervous System, VD: Viral Diseases

Ensuring appropriate structure for future growth
Reorganising from a strong position

- Roche continuously outgrowing the market - sales doubled in 4 years
- Roche has built an industry-leading pipeline and became the leader in Biotech
- Company organization and focus needs to reflect the ongoing and expected changes with respect to
  - Internal challenges (complexity, etc.)
  - External environment (peer structure, reimbursement, etc.)

Proactively addressing what we believe will be gaps in the future will enhance our long-term business performance.

10

New pharma model: Disease Biology Areas (DBAs)

Alignment and focus

Disease Biology Areas (DBAs)

Idea ⟷ **Market**

- **DBA Oncology** DBLT
- **DBA Metabolic** DBLT
- **DBA CNS** DBLT
- **DBA Inflammatory** DBLT
- **DBA Viral** DBLT

- Initial focus on five DBAs
- Decisions made by Disease Biology Leadership Teams (DBLTs) against measurable metrics
- **Up to Proof of Concept:** DBLTs manage compound progression within respective DBA
- **After Proof of Concept:** DBLTs responsible for conducting scientific/ medical reviews and providing options to Pharma Leadership Team

> **➢ Clear focus**
> **➢ More independent and flexible disease areas**
> **➢ Faster and simpler decision processes**

11

Streamlined decision making throughout drug lifecycle

Simpler, more transparent oversight

Today's model / **New model**


NMP
TA
LI
LO
Ph 0
Ph 1
Ph 2
Ph 3
Reg.
Site Management Committees
R&D Committee
LCC
PPG
BDC
Non-Clinical Drug Safety Committee
Drug Safety Committee
Disease Biology Leadership Teams (DBLT) (x5)
Strategic Portfolio Committee

Decision Making Committees

Decision Making Committees & Peer Reviews

12

Sustained productivity

File 15 new Pharma products/ indications in the near term

2007-2008

Roche Pharma

- To launch >18 new indications/ in new markets (including 2 NMEs)
- To run more than 38 phase III projects
  - comprising >45 major phase III clinical trials
- To make more than 10 go/ no-go decisions to enter phase III

Roche Diagnostics

- Leverage full Diabetes Care product portfolio now available in the US
- Expand IT solutions

Our key priorities

- Personalized Healthcare
- Maximize existing oncology assets
- Build on current success in virology and anemia
- Establish new franchises
  - autoimmune
  - metabolic
  - CNS

13

Our growth objectives for 2007

Sales

- Double-digit sales growth[1] for Roche Group and Pharmaceuticals Division
- Above-market sales growth in both divisions

Core EPS target

- Core earnings per share growth in line with sales growth

[1] in local currencies

barring unforeseen events

14

Roche

Pharmaceuticals Division

W. M. Burns
CEO Division Roche Pharmaceuticals



Roche

2006: Highest sales and profit increase ever

Maximizing assets on hand, preparing for the future

Achievements

Delivered on top & bottom line
- Significant above market growth → **Over 3x market**
- Operating margin improvement → **+4.1 ppt**

Executed on assets on hand
- Maximize growth in existing franchises → **Oncology +37 %**
- Assets ready for next growth phase → **9 phase III trials met primary endpoints**

Ensure future beyond 2012/15
- Entering **rheumatoid arthritis**, **autoimmune** markets
- Strengthen **HCV** market position
- Important entry points into **metabolic diseases**

16

Our objectives for 2006 - Pharmaceuticals

Guided for and achieved

Major clinical data

Compound	Phase	Indication	Data	Status
Mircera (CERA)	III	Renal anemia (correction AMICUS, ARCTOS)	Final	✓
CellCept	III	Lupus nephritis (Induction phase)	Final	H1 '07
Herceptin	III	mBC combo hormonal (TAnDEM)	Final	✓
Xeloda	III	mCRC 2nd line (NO16967)	Final	✓
Avastin	III	NSCLC 1st line (Avastin in Lung)	Interim	✓
Avastin / Xeloda	III	mCRC 1st line combo extension (NO16966)	Final	✓
R1658	II	Dyslipidemia	Final	✓
R873	IIa	MED	Final	✓ (disc.)
Avastin / Tarceva	II	NSCLC 2nd line	Final	✓
R1594	II	RA	Final	✓

Filings

Compound	Indication	Status
Mircera (CERA)	Renal anemia	✓
Avastin	NSCLC 1st line	✓
Avastin	mBC 1st line	✓
Avastin/ Xeloda	mCRC 1st line extension	H1 '07
Herceptin	Adjuvant BC	✓
Herceptin	mBC combo hormonal (EU)	✓
Xeloda	mCRC 1st line combo	H1 '07

Divisional sales growth

Double-digit growth in local currencies ✓

17

2006: Outgrowing the market

Areas and key products

Local sales growth



Division
21%
6%
Europe
22%
5%
North America
27%
8%
Latin America
21%
14%
Japan
-1%
-1%
Other
26%
Roche
IMS YTD Oct '06

% Key products of total pharmaceutical sales



70%
60%
50%
40%
30%
20%
10%
0%
2003
2004
2005
2006
14%
16%
15%
15%
6%
7%
8%
12%
Boniva
Tarceva
Xeloda
Pegasys
CellCept
NeoRecormon/ Epogin
Avastin
Herceptin
MabThera/ Rituxan

18

Pharma continues to significantly outgrow the market

CHF 6 billion additional organic sales

Sales CHF m	2005	2006	% change in CHF	% change in local	USD growth
Roche Pharma	16,955	20,666	22	20	21
Genentech	6,614	9,125	38	37	37
Chugai	3,699	3,503	-5	-1	-6
Pharmaceuticals	**27,268**	**33,294**	**22**	**21**	**21**

Quarterly local growth	2005 vs. 2004 Q3	2005 vs. 2004 Q4	2006 vs. 2005 Q1	2006 vs. 2005 Q2	2006 vs. 2005 Q3	2006 vs. 2005 Q4
Roche Pharma	17	32	19	15	25	20
Genentech	42	49	40	39	33	37
Chugai	7	22	-8	1	2	2
Pharmaceuticals	**21**	**34**	**19**	**19**	**25**	**22**

19

2006: Operating profit growing twice sales

Strong sales and productivity improvements drive profit and margin increase

	2006 CHF m	2006 % sales		2006 vs. 2005 local growth
Sales	**33,294**	**100.0**	**+6,026**	21%
Royalties & other op inc	**1,277**	**3.8**	**+101**	8%
Cost of sales	**-6,868**	**-20.6**	**-852**	11%
M & D	**-8,761**	**-26.3**	**-1,303**	17%
R & D	**-5,889**	**-17.7**	**-919**	19%
G & A	**-1,849**	**-5.5**	**-64**	3%
Amortisation/imp IA[2]	**-659**	**-2.0**	**+17**	-3%
Operating profit [1]	**10,545**	**31.7**	**+3,006**	40%

[1] before exceptional items [2] Intangible assets

20

2006: Pharma operating profit[1]

Highest-ever level and increase in operating profit[1]


% of sales
CHF m
27.6%
31.7%
+40 %[2]
(+40 %)
7'539
10'545
2005
2006
27.2%
29.2%
+29 %[2]
(+30 %)
4'618
6'025
32.1%
43.3%
+85 %[2]
(+86 %)
2'124
3'951
21.5%
16.2%
-21 %[2]
(-29 %)
797
569
Pharma Division
Roche Pharma
Genentech
Chugai

[1] before exceptional items [2] local growth

21

Value creation

Doubling sales and tripling profit

Pharmaceuticals sales (CHF bn)


35
30
25
20
15
10
5
0
2001
2002
2003
2004
2005
2006

Pharmaceuticals operating profit[1] (CHF bn)


12
10
8
6
4
2
0
17.3%
22.5%
23.8%
25.0%
27.6%
31.7%
2001
2002
2003
2004
2005
2006

[1] before exceptional items

22

An industry leading late-stage pipeline
Again strengthened



Phase III/ filed projects
41
5
1
12*
47
FY '05
approved
discontinued
new entries
FY '06

* Including two projects previously combined and now listed as two single indications

23

2006: Amongst the richest for clinical news
Building the base for future growth

Data endpoints	Approvals	Filings	Phase III: Data announced	Phase III: Recruitment completed	Phase III: Initiated	Phase II data
mCRC	1	1	2			
NSCLC	1	3		1	1	1
mBC	1	3	1		3	1
Other	4	3	4	1	1	1
Adj	2	5	2	1	1	
Total	9	15	9	3	6	3
RA	2	1	2	8	4	1
Other				1	1	1
Total	2	1	2	9	5	2
Total						2

Oncology | Autoimmune | Metabolism

Franchises for future growth

Outlook

25

Oncology

World market leader continues strong growth


CHF bn
2006 vs. 2005
local growth
18
16
14
12
10
8
6
4
2
0
2003
2004
2005
2006
49 %
6 %
45 %
+51 %
+5 %
+30 %
US
Japan
Europe/RoW

2006

- Franchise outgrowing market again (+ 37 % vs. market 22 %[1])
- Europe/ RoW constitutes biggest share and highest growth

Pipeline	PI	PII	PIII/R
NMEs	9	4	-
AIs	1	6	30

[1] IMS YTD Sep '06

26

Oncology
Existing and new indications fuelling growth


Major brands (CHF bn)
local growth
MabThera
Rituxan
+15 %
Herceptin
+81 %
Avastin
+76 %
Xeloda
+20 %
Tarceva
+108 %
2005
2006
0
2
4
6

Continued growth in both aNHL and iNHL; launched in maintenance, first sales in RA

Market share in adj BC now 40 % for 5 key EU countries – considerably lower in RoW

Strong growth in Europe (mCRC); US launch for NSCLC and 2nd line mCRC; effective in RCC

Increased use in adj CC and mCRC (both EU and US) continues to drive growth

Strong growth in Europe (NSCLC), EU approval for pancreatic cancer received early '07

27

Avastin: Building standard of care, sustaining leadership
Effectively maximizing an asset

Main Indication			Status
NSCLC	1st line non-squamous	Avastin in Lung*	Recr. completed, Final analysis H1'07
		ATLAS	Initiated Q4'05
	1st line squamous	AVASQ	Initiated Q3'06
		BRIDGE	Pilot initiated Q2'06
	2nd line	BETA Lung	Initiated Q2'05
Adjuvant NSCLC		ECOG 1505	To initiate H1'07

Main Indication			Status
mBC	1st line HER2-negative	AVADO	Recr. to complete H1'07
		RIBBON-1	Initiated Q4'05, Global recruitment launched
	1st line HER2-positive	AVEREL	Initiated Q3'06
	2nd line	RIBBON-2	Initiated Q1'06
Adjuvant BC	HER2-negative	E2104	Pilot initiated Q4'05, Analysis Q1'07
		E5103	To initiate 2007
		BO20289	To initiate 2007
	HER2-positive	006R/B-31R	In preparation

* Formerly called AVAIL

Main Indication			Status
mCRC	1st line	NO16966	Positive results Q3'06, Filing H1'07
Adjuvant CC		AVANT	Recr. to complete H1'07
		NSABP C-08	Recr. completed
Adjuvant rectal Ca		E5204	Initiated Q1'06
RCC	1st line	AVOREN	Positive results Q4'06, Filing 2007
		CALGB 90206	Awaiting results
Pancreatic Ca	1st line	AVITA	Recr. completed
Ovarian Ca	1st line	GOG 218	Initiated Q3'05
		ICON7	Initiated Q4'06
	2nd line	GOG 213	In preparation
Prostate Ca	Hormone refractory	CALGB 90401	Initiated Q2'05

Xeloda/ Tarceva/ MabThera/ Herceptin:

Maximizing across the portfolio

Main Indications			Status
Xeloda			
Adjuvant CC	Combo Avastin	**AVANT**	Recr. to complete H1'07
	Combo oxaliplatin	**NO16968**	Recr. completed. Final analysis end '07/early '08
Adjuvant BC		**NO 17629**	Recr. completed
Tarceva			
NSCLC 1st line maintenance	Combo chemotherapy	**SATURN**	Initiated Q4'05, Recr. to complete '07
		TITAN	Initiated Q4'05, Recr. to complete '07
	Combo Avastin	**ATLAS**	Initiated Q4'05
NSCLC 2nd line	Combo Avastin	**BETA Lung**	Initiated Q2'05
Adjuvant NSCLC		**RADIANT**	Initiated Q3'06
MabThera			
NHL maintenance 1st line	After MabThera induction	**PRIMA**	Initiated Q1'06, Recr. to complete H1'07
CLL 1st line		**ML17102**	Recr. completed
CLL relapsed		**REACH**	Recr. to complete end '07
Herceptin			
Gastric Ca		**ToGA**	Initiated Q3'05, Recr. to complete H2'07
Adjuvant BC	1yr vs. 2yrs treatment	**HERA**	Final analysis 2008/2009

Inflammation/Autoimmune/Transplantation

Valuable new entry tickets into the franchise


CHF bn
2006 vs. 2005 local growth
3.0
2.5
2.0
1.5
1.0
0.5
0.0
42 %
+1 %
+28 %
48 %
2003
2004
2005
2006
US
Japan
Europe/RoW

2006

- Overall franchise growing +14 %
- MabThera/ Rituxan: launch in first RA markets, positive phase II in RRMS
- CellCept (CHF 1.8 bn): growth in both transplant and autoimmune indications (currently unapproved)

Pipeline	PI	PII	PIII/R
NMEs	3	3	2
AIs	0	1	8

30

Rheumatoid arthritis

In the very late stage of clinical development

Anti-CD 20 franchise

MabThera/Rituxan

- Phase III in RA DMARD and MTX inadequate responders on track
  - filing EU in 2008
- Phase III for repeated treatment courses on track
  - filing in EU 2008

Ocrelizumab

- Phase III commenced

Actemra: First-in-class agent

- Japanese phase III in DMARD inadequate responders (IR) showed impressive results
  - filed in Japan
- Phase III in RA MTX IR, DMARD IR (RoW) recruitment completed
  - first trial reported positive results
- Global filing late 2007

31

Rheumatoid Arthritis/ Auto Immune

Major indications in phase III development

Main Indication			Status
Rheumatoid arthritis			
MabThera	MTX - inadequate responders	**SERENE, SUNRISE MIRROR**	Recr. completed
	MTX -naive	**IMAGE**	Initiated Q1'06
	Combo Enbrel	**TAME**	Initiated Q2'06
Actemra	MTX (DMARD) - inadequate resp. or -naive	**OPTION, TOWARD, AMBITION**	Recr. completed, Final analysis by mid '07 (OPTION January '07)
	Anti-TNF inadequate resp.	**RADIATE**	Recr. completed, Final analysis by mid '07
	MTX inadequate responders	**LITHE**	Recr. completed
Ocrelizumab	MTX inadequate responders	**Phase III**	Initiated Q4'06
	Anti-TNF inadequate responders	**Phase III**	To initiate H1'07
	X-ray study	**Phase III**	To initiate H1'07

ANCA ass. vasculitis			
MabThera		**RAVE**	Initiated Q4'04

Main Indication			Status
Multiple sclerosis			
MabThera	PPMS	**OLYMPUS**	Recr. completed Q4'05
	RRMS	**HERMES**	Met primary endpoint Q3'06. To be presented at AAN'07
Ocrelizumab	RRMS	**Phase II or III**	In discussion

Lupus nephritis			
MabThera		**LUNAR**	To complete recr. H2'07
Ocrelizumab		**Phase III**	To initiate Q2'07
CellCept		**Phase III**	Recr. completed, Results (induction phase) H1'07

SLE			
MabThera		**EXPLORER**	To complete recr. Q1'07
Ocrelizumab		**Phase III**	To initiate in Q2'07

Virology
Assets in development to secure long-term growth



CHF bn
2006 vs. 2005
local growth
6
5
4
3
2
1
0
57 %
9 %
34 %
+27 %
+1 %
+25 %
2003
2004
2005
2006
US
Japan
Europe/RoW

2006

- R1626 (HCV-polymerase inhibitor)
  - phase II commenced
- Three HCV compounds entered phase I
  - R7227 (protease inhibitor)
  - R7025 (peg-IFN)
  - R7128 (polymerase inhibitor)

Pipeline	PI	PII	PIII/R
NMEs	3	1	0
AIs	1	0	1

33

Virology
Tamiflu sales above CHF 2.5 billion



Major brands (CHF bn)
local growth
Tamiflu
+68 %
Pegasys
+3 %
Valcyte/Cymevene
+22 %
Fuzeon
+19 %
Copegus
-51 %
Invirase/Fortovase
+28 %
2006
2005
0
1
2
3

Tamiflu: Pandemic sales of CHF 1.8 bn (70 % of total sales); CHF 0.8 to 1.2 bn expected in 2007[1]

Pegasys: Growth ex-US compensates for US market decline; Japanese Copegus combo approved

Valcyte/Cymevene: Growth driven by increased use in transplant and HIV/AIDS indications

Fuzeon: Steady growth in US and EU

Copegus: Declining following genericisation in US

Invirase/Fortovase: Growth in US and EU driven by Invirase 500mg

[1] pandemic sales

34

Metabolism/Bone

Boniva drives growth


CHF bn
2006 vs. 2005
local growth
2.5
2.0
1.5
1.0
0.5
0.0
45 %
16 %
39 %
+11 %
-5 %
+55 %
2003
2004
2005
2006
US
Japan
Europe/RoW

2006

- Overall franchise growth (+23 %) mainly driven by Boniva
- Diabetes/metabolism pipeline advancing
  - major pipeline decision points expected in 2007

Pipeline	PI	PII	PIII/R
NMEs	3	5	0
AIs	0	0	1

35

Metabolism/Bone

All products contributing to growth


Major brands (CHF m)
local growth
Xenical
+7 %
Nutropin
+3 %
Bonviva/Boniva
+462 %
2006
2005
0
200
400
600
800

Steady growth in both Europe and US, helped by increased awareness of risk associated with overweight and obesity

Steady growth in both Canada and US

Vast majority of sales come from US, now almost 15% market share (total Rx); launch in Europe and RoW ongoing

36

Metabolic and vascular diseases

Major decision points in 2007

Main Indications		Status
Type 2 Diabetes		
R1440 (GKA)	Phase II	Initiated Q4'05 First phase II data available 2007 Filing 2009
R1583 (GLP-1)	Phase II immediate release formulation	Presented at ADA'06
	Phase II sustained release formulation	To initiate early 2007
R1439 (PPAR α/γ)	Phase II	Initiated Q4'06
R1579	Phase I	Ongoing
R1511	Phase I	Ongoing

Dyslipidemia		
R1658 (JTT-705)	Phase II efficacy	Encouraging data obtained H1'06
	Phase II safety	Results by mid'07 Go/ No go decision for phase III in 2007 Filing 2010

37

Anemia

Preparing for Mircera



CHF bn
2006 vs. 2005 local growth
2.5
2.0
1.5
1.0
0.5
0.0
69 %
-12 %
+6 %
2003
2004
2005
2006
Europe/ RoW
Japan

2006

- NeoRecormon: increased volume in both oncology (+10 %) and renal (+4 %)
- Mircera: Clinical trials show efficacy in patients on dialysis and not on dialysis
  - twice monthly corrects anemia
  - once every two week or once every four weeks provides stable hemoglobin maintenance
  - safety is characteristic of this patient population
  - Japan: Phase III commenced in renal
  - filed in US and EU
  - phase II oncology on track

38

Franchises for future growth

Outlook

39

Major Roche managed projected submissions

Over the next years


Phase II
Phase III
R1556
bacterial infections
R1492 (epothilone D)
solid tumors
MabThera
Xeloda
Avastin
Herceptin
Tarceva
Tarceva+Avastin
Avastin
Tarceva+Avastin
Actemra
CellCept
Avastin
Xeloda
Avastin
R1440 (GKA)
R744 (CERA)
cancer anemia
MabThera
Xeloda
MabThera
CLL (EU)
R1583 (GLP-1)
type II diabetes
Avastin
Avastin
Xelode+Avastin
R1503 (p38 kinase inh.)
RA
R1626 (polym. inh.)
HCV
R667
emphysema
R1273 (Omnitarg)
solid tumors (EU)
R1658 (CETP inh.)
dyslipidemia
Avastin
NSCLC squamous (EU)
R1439
type II diabetes
Tarceva
Avastin
2007
2008
2009
2010
post 2010

Status as of December 31, 2006

Unless stated otherwise, submissions will occur in US and EU

40

Our objectives for 2007 - Pharmaceuticals

Major clinical data

Compound	Phase	Indication	Data
R1503 (p38 kinase inh.)	II	Rheumatoid arthritis	Final
R1658 (CETP inh.)	II	Dyslipidemia	Final
R1440 (GKA)	II	T2D	Final
R1626 (polym. inh.)	II	HCV	Final
Omnitarg	II	Solid tumors	Final
MabThera	II	RRMS	Full data
Actemra	III	Rheumatoid arthritis	Final
CellCept	III	Lupus nephritis	Final
Avastin	III	NSCLC (Avastin in Lung)	Final
Xeloda	III	Adjuvant CC (NO16968)	Final '07/ '08
Xeloda	III	mCRC 2nd line (NO16967)	Full data
Avastin	III	RCC (AVOREN)	Full data

Filings

Compound	Indication
Avastin	mCRC 1st line combo extension (EU)
Avastin	RCC (EU)
Xeloda	mCRC 1st/2nd line combo (US / EU)
Actemra	Rheumatoid arthritis (US / EU)
CellCept	Lupus nephritis (US / EU)

Divisional sales growth

Double-digit growth in local currencies

barring unforeseen events

41

Diagnostics Division

Severin Schwan

CEO Division Roche Diagnostics



2006: Diagnostics back to above-market growth

New products having positive impact

- **Strong operating performance**
  - Sales grew 5 %, accelerating during the year (H1: 4%, H2: 5%)
  - North America returned to growth
  - Operating profit declined within expectations; impacted by launch costs, decreased royalty income and impairment of intangible assets
- **Commercialised new products**
  - New Accu-Chek portfolio available in all markets
  - Launched first of new generation cobas modular platform
  - High market acceptance of LightCycler 480 and Genome Sequencer 20

All growth rates in local currencies

43

Divisional results

Business Area review

44

2006: Growth across all business areas

Centralized Diagnostics key driver

	2005 CHF m	2006 CHF m	growth local	growth CHF
Diabetes Care	2,879	3,019	3 %	5 %
Molecular Diagnostics	1,171	1,211	3 %	3 %
Centralized Diagnostics	2,906	3,100	5 %	7 %
Near Patient Testing	725	785	7 %	8 %
Applied Science	562	632	12 %	12 %
Roche Diagnostics	**8,243**	**8,747**	**5 %**	**6 %**

45

2006: Growth across all regions

CHF 8,747 m



North America 28 %
Iberia/Latin Am 11 %
Asia Pacific 7 %
Japan 5 %
Others 1 %
EMEA¹ 48 %
2,455
916
650
426
4,190

local sales growth



Roche Dx
5%
North America
2%
EMEA*
5%
Iberia/LatAm
9%
Asia Pacific
8%
Japan
3%

¹ Europe, Middle East and Africa (excl. Iberia)

46

2006: Investing for future growth

High instrument placements impacting cost of sales

	2006 CHF m	2006 % sales	
Sales	8,747	100.0	+504
Royalties & other op inc	189	2.2	-82
Cost of sales	-3,748	-42.8	-494
M & D	-2,095	-24.0	-46
R & D	-700	-8.0	+2
G & A	-456	-5.2	-53
Amortisation/imp IA[2]	-515	-5.9	-180
Operating profit [1]	1,422	16.3	-349


2006 vs. 2005
local growth
5%
-31%
13%
1%
-1%
12%
53%
-21%

[1] before exceptional items   [2] Intangible assets

47

EBITDA remains well above industry average

Operating profit impacted by launch costs, lower royalty income and impairment of intangible assets


31.7%
28.6%
% of sales
21.5%
16.3%
2,611
-5 % 2
(-4 %)
2,500
1,771
-21 % 2
(-20 %)
1,422
CHF m
2005
2006
2005
2006
EBITDA
Operating Profit 1

[1] before exceptional items   [2] at constant exchange rates

48

Divisional results

Business Area review

49

Diabetes Care

New products now launched in all markets

Blood Glucose Monitoring*


3 %[1]
3000
2000
1000
0
CHF m
2004
2005
2006

Insulin Delivery


+11 %[1]
200
150
100
50
0
2004
2005
2006

- Returned to growth with Accu-Chek Aviva and Compact Plus
- Accu-Chek Go roll-out completed in all key markets
- Accu-Chek Spirit launched in US in late 2006

* meters, strip, lancets

[1] local growth

50

Diabetes Care: New products restoring growth

Reinforcing "Circle of Care" in 2007


CHF m
1000
800
600
400
200
0
-1 %
-5 %
+6 %
+5 %
+6 %
Q4 '05
Q1 '06
Q2 '06
Q3 '06
Q4 '06

2007

- Sell full portfolio of systems -- enable better diabetes management
- Regain share in US market
  - Breadth of portfolio offerings
  - Insulin delivery business with Accu-Chek Spirit
- Product launches*:
  - Accu-Chek Performa
  - Accu-Chek Compact Plus (new)
  - Accu-Chek 360°

All growth rates in local currencies

* Subject to appropriate regulatory approvals; US launch may be later

51

Centralized Diagnostics

Immunochemistry continues double-digit growth


CHF m
3500
3000
2500
2000
1500
1000
500
0
5 %[1]
+13 %
-1 %
2004
2005
2006
Clinical Chemistry
Immunochemistry
Other

- Immunochemistry (IC): sales driven by instrument placements & cardiac marker Elecsys proBNP
- Clinical Chemistry (CC): increase in test volume; impacted by price pressure
- Launched first system of the cobas modular platform, combining IC & CC
  - cobas 6000 analyzer (mid-volume labs)
  - cobas c 111 stand-alone analyser (small-volume labs)

[1] local growth

52

New generation cobas modular platform

Strengthening product offering to all laboratory sizes

- Modular platform for all lab sizes
- Multiple configurations allowing easy expansion
- Improved efficiency and productivity



L
cobas® 8000
M
cobas® 6000
S
cobas® 4000

53

Molecular Diagnostics

New automated platforms supporting market share



CHF m
3 %¹
1250
1000
750
500
250
0
2004
2005
2006
-1 %
+5 %
Virology
Blood Screening
Other

¹ local growth

- Virology: Growth from improved automation off-setting price pressure
- Blood screening: Growth offset by price decrease in Japan
  - Multiplex HIV/ HCV/ HBV Test (MPX) available in all EU countries
  - BLA filed in US for WNV Test on cobas s 201 system
- Amplicor HPV Test on-track for FDA filing H1 '07

54

Near Patient Testing

New products providing strong growth



CHF m
7 %¹
800
600
400
200
0
+8 %
+13 %
+6 %
2004
2005
2006

■ Coagulation monitoring □ Blood gas/ Electrolytes
□ Hospital glucose ■ Cardiac markers
□ Other

- Coagulation: increase in patient self-monitoring
  - CoaguChek XS roll-out ex-US completed; US planned Q1 '07
  - CoaguChek XS Plus launched ex-US Oct '06; US planned H2 '07*
- Cardiac: new claims for NT-proBNP marker
  - roll-out new cobas h 232 system for cardiac assays in 2007*

¹ local growth
* Subject to appropriate regulatory approvals

55

Key growth drivers in 2007

Commercialise current assets; prepare market for new drivers

	Key 2006 Launches*	Key 2007 Launches*
Diabetes Care	• Accu-Chek Go • Accu-Chek Smart Pix • Accu-Chek Spirit (US)	• Accu-Chek Performa • Accu-Chek Compact Plus (new) • Accu-Chek 360⁰
Centralized Diagnostics	• cobas 6000 analyzer series • cobas c 111 analyzer • cobas IT 5000	• cobas 4000 analyzer series • cobas c 311 & e 411 analyzers • cobas IT 3000 & 1000 • MPA connectivity
Molecular Diagnostics	• cobas s 201 system & MPX Test • LightCycler SeptiFast Test	• cobas s 201 system & WNV Test (US) • cobas AmpliPrep/cobas TaqMan HIV Test (US)
Near Patient Testing	• CoaguChek XS Plus	• cobas h 232 • cobas h 152
Applied Science	• Genome Sequencer 20 • LightCycler 480 instrument	• Genome Sequencer FLX

Divisional sales growth outlook	**Above market growth in local currencies**

* Subject to appropriate regulatory approvals; US launch may be later

barring unforeseen events

56

Group financial results

Erich Hunziker

Chief Financial Officer



2006: Strong operating and financial performance

Strong operating results

- Record operating profit[1] of CHF 11.7 bn (+27 %[2])

Translating operational excellence into the bottom line

- Positive net financial income increased to CHF 855 m

Improved financial condition

- Increase in cash generation
- Increase in net cash and equity ratio

[1] before exceptional items   [2] in local currencies

58

2006: Group results

Sales drive profit and margin increase

CHF m	2005	2006	% change CHF	% change local
Sales	35,511	**42,041**	**+18**	+17
EBITDA	11,568	**14,436**	**+25**	+24
% of sales	*32.6*	***34.3***	***+1.7 p***	
Operating profit before exceptional items	9,189	**11,730**	**+28**	+27
% of sales	*25.9*	***27.9***	***+2.0 p***	
Net financial result	328	**855**	**+161**	
Taxes	-2,284	**-3,436**	**+50**	
Tax rate in %	*24.9*	***27.3***	***+2.4 p***	
Net income	6,866	**9,171**	**+34**	
% of sales	*19.3*	***21.8***	***+2.5 p***	
Core EPS (CHF)	7.84	**9.86**	**+26**	
EPS diluted (CHF)	6.87	**9.05**	**+32**	

59

2006: Strong sales growth and improved quality of business drive profit

	2006 CHF m	2006 % sales	
Sales	**42,041**	**100.0**	**+6,530**
Royalties & other op inc	**1,466**	**3.5**	**+19**
Cost of sales	**-10,616**	**-25.3**	**-1,346**
M & D	**-10,856**	**-25.8**	**-1,349**
R & D	**-6,589**	**-15.7**	**-917**
G & A	**-2,542**	**-6.0**	**-233**
Amortisation/imp IA²	**-1,174**	**-2.8**	**-163**
Operating profit ¹	**11,730**	**27.9**	**+2,541**

2006 vs. 2005 local growth



17%
1%
12%
13%
16%
10%
16%
27%

¹ before exceptional items ² Intangible assets

60

2006: Financial result

Strong increase due to equity and interest income



CHF m
2000
1600
1200
800
400
0
-400
-800
-1200
Expected Return on Pension Plan Assets
Interest Income & Debt Securities Income
Equity Income
Interest Expense
Interest Cost of Pension Plans
Thereof:
Roche one-offs: 167
Genentech one-offs: 80
Chugai: 26
2005
2006

61

Net financial income

Significant contribution to bottom line at reduced risk

Financial income (CHF bn)



1.5
1.0
0.5
0.0
2003
2004
2005
2006

Financing costs (CHF bn)



0.0
-0.5
-1.0
-1.5
2003
2004
2005
2006

Net cash (CHF bn)



30
20
10
0
-10
-20
Liquid funds
Debt
2003
2004
2005
2006

Financial income and financing costs excl. net pension management and also excl. exceptional financial income 2004

62

Group tax rate 2006

Increase driven by Genentech


28 %
27 %
26 %
25 %
24 %
23 %
22 %
24.9 %
+0.6 %
Higher share of Genentech profits
35.9 → 41.6
+1.9 %
Only small tax benefit on stock option expense as many options were out-of-the-money
Absence of R&D tax credit
+0.1 %
36.7 → 38.9
19.2 → 18.9
-0.2 %
27.3 %
FY 05
PBT mix
Change Genentech tax rate
Change Chugai tax rate
Change Roche tax rate
FY 06

PBT: Profit before tax

63

2006: Profit expanding ahead of sales and core EPS

Driven by operational efficiency and net financial income


CHF growth in %
30
25
20
15
10
5
0
18.4
9.3
27.7
1.2
28.9
-0.7
-1.2
27.0
-1.2
25.8
Sales
Operating cost
Operating profit before exceptional items
Net financial income and taxes
Profit continuing businesses before exceptional items
Amortisation/ Impairment
Minorities
Core net income
Dilution/ number of shares
Core EPS

64

Core EPS rising steadily


CHF
Core EPS CAGR¹ ('02 - '06): 23 %
12.0
10.0
8.0
6.0
4.0
2.0
0.0
4.34
4.71
5.87
7.84
9.86
2002
2003
2004
2005
2006

[1] Compound Annual Growth Rate

65

Free cash flow of CHF 4.3 billion in 2006

Continuously strong EBITDA in both divisions


CHF bn
+15.4
-6.8
Oth 0.7
ECP¹ -0.8
EBITDA Dia 2.5
NWC² -1.9
PPE/IA³ -4.1
EBITDA Pharma 12.2
+1.3
-5.6
Treasury
Taxes -2.8
Dividends -2.3
Treasury
Free Cash Flow
4.3
Debt⁴
-0.4
CTA⁵
-0.5
20.9
24.3
Cash and Marketable Securities 31.12.2005
Free Cash Flow Divisions
Free Cash Flow Non-operating
Changes in Financing
Cash and Marketable Securities 31.12.2006

[1] cash-out for equity compensation plans [2] net working capital [3] property, plant & equipment/intangible assets
[4] net of transactions in own equity instr. [5] currency translation adjustments & other

66

2006: Net cash increase driven by Roche

Increase of almost CHF 5 billion

CHF bn	31 December 2005				31 December 2006			
	Roche	GNE	Chu	Total	Roche	GNE	Chu	Total
Cash	1.8	1.6	0.8	4.2	1.0	1.5	0.7	3.2
Marketable securities	12.9	2.9	0.9	16.7	16.9	3.3	0.9	21.1
Liquid funds	14.7	4.5	1.7	20.9	17.9	4.8	1.6	24.3
Long-term debt	-6.7	-2.6	-	-9.3	-3.5	-2.6	-	-6.2
Short-term debt	-0.3	-	-	-0.3	-2.0	-	-	-2.0
Interest-bearing liabilities	-7.1	-2.6	-	-9.7	-5.6	-2.6	-	-8.2
Net cash	7.6	1.9	1.7	11..2	12.3	2.2	1.6	16.1

Net cash increase
Roche CHF +4.7 bn
Genentech CHF +0.3 bn
Chugai CHF -0.1 bn
Group CHF +4.9 bn

67

2006: Equity increase driven by strong net income



CHF m
40,158
-2,257
Dividends
9,171
Net income
-72
Equity compensation plans, net of share repurchases
1,034
Convertible debt instruments[1]
-1,220
Net income directly recognised in equity[2]
46,814
equity
+17 %
31 Dec 05
31 Dec 06

[1] net of transactions in own equity instruments [2] mainly currency translation adjustments

68

2006: Balance sheet: Very solid with 63% equity ratio and 83% long-term financing



CHF bn
69.2
74.4
Cash and marketable securities
20.9
30 %
24.3
33 %
Other current assets
14.7
21 %
16.6
22 %
Non-current assets
33.6
49 %
33.5
45 %
31.12.05
31.12.06
Assets
69.2
74.4
Current liabilities
9.5
14 %
12.7
17 %
Non-current liabilities
19.5
28 %
14.9
20 %
Equity (Net assets)
40.2
58 %
46.8
63 %
31.12.05
31.12.06
Equity & liabilities

69

Economic success translated into shareholder returns

Again a substantial increase in 2006



CHF
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
Dividend CAGR¹ ('91-'06): 18 %
91
92
93
94
95
96
97
98
99
00
01
02
03
04
05
06

[1] Compound Annual Growth Rate   1995 including centenary bonus   2006 Dividend: Proposed by the Board of Directors

70

Our growth objectives for 2007

Sales

- Double-digit sales growth[1] for Roche Group and Pharmaceuticals Division
- Above-market sales growth in both divisions

Core EPS target

- Core earnings per share growth in line with sales growth

[1] in local currencies

barring unforeseen events

71

Pharma sales 2006 (vs. 2005)

Top 20 products

	Global		US		Japan		Europe/RoW	
	CHF m	% loc	CHF m	% loc	CHF m	% loc	CHF m	% loc
MabThera/Rituxan	4,839	15	2,696	12	194	1	1,949	23
Herceptin	3,927	81	1,547	65	156	30	2,224	100
Avastin	2,962	76	2,188	54	-	-	774	200
Tamiflu	2,627	68	912	130	409	8	1,306	67
NeoRecorm/Epogin	2,227	-1	-	-	683	-12	1,544	6
CellCept	1,842	7	941	14	32	17	869	-1
Pegasys	1,467	3	447	-10	62	-28	958	14
Xeloda	971	20	383	21	27	-6	561	21
Tarceva	813	108	504	46	-	-	309	586
Xenical	693	7	114	14	-	-	579	6
Xolair	537	31	537	31	-	-	-	-
Kytril	498	0	195	-4	139	6	164	1
Nutropin	494	3	479	3	-	-	15	8
Bonviva/Boniva	488	462	413	400	-	-	75	-
Valcyte/Cymevene	488	22	259	27	-	-	229	18
Lucentis	478	-	478	-	-	-	-	-
Pulmozyme	436	10	250	7	-	-	186	13
Rocephin	416	-56	25	-95	59	1	332	-13
Neutrogin	379	9	-	-	379	9	-	-
Activase/TNKase	362	15	315	14	-	-	47	21

73

Pharma sales 2006 (vs. 2005)

Other important products

	Global		US		Japan		Europe/ RoW	
	CHF m	% loc	CHF m	% loc	CHF m	% loc	CHF m	% loc
Fuzeon	312	19	160	18	-	-	155	21
Raptiva	130	10	130	10	-	-	-	-
Invirase/Fortovase	182	28	74	22	-	-	108	33
Bondronat	115	45	-	-	-	-	115	45
Actemra	4	-	-	-	4	-	-	-

74

Pharma local sales growth[1] in % 2006 vs. 2005

Global top 20 products

	Q1	Q2	Q3	Q4
MabThera/Rituxan	16	16	13	17
Herceptin	107	103	72	58
Avastin	141	102	55	49
Tamiflu	37	133	141	43
NeoRecormon/Epogin	3	0	-4	-1
CellCept	15	-1	7	7
Pegasys	2	3	1	6
Xeloda	35	21	13	16
Tarceva	182	119	110	71
Xenical	16	8	-1	6
Xolair	39	30	34	23
Kytril	18	-4	0	-10
Nutropin	-3	1	5	8
Bonviva/Boniva	-	323	929	251
Valcyte/Cymevene	21	12	26	30
Lucentis	-	-	-	-
Pulmozyme	14	4	8	11
Rocephin	-69	-63	-35	-32
Neutrogin	19	12	1	7
Activase/TNKase	19	21	9	14

[1] Q1 to Q4: 2006 vs. 2005

75

Pharma local sales growth[1] in % 2006 vs. 2005

Top 20 products by region

	US				Japan				Europe/RoW			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
MabThera/Rituxan	7	16	9	15	3	-1	3	1	30	20	20	22
Herceptin	123	110	40	29	31	30	33	26	105	107	104	87
Avastin	96	72	34	36	-	-	-	-	654	294	162	101
Tamiflu	414	143	229	33	-33	367	6485	36	88	124	49	52
NeoRecorm/Epogin	-	-	-	-	-3	-9	-22	-12	6	5	6	5
CellCept	32	6	9	13	15	20	19	14	2	-7	4	0
Pegasys	-14	-10	-11	-6	-11	-24	-34	-37	12	13	11	19
Xeloda	40	24	11	16	1	-5	-9	-9	34	20	16	17
Tarceva	95	46	37	27	-	-	-	-	-	2566	867	211
Xenical	24	15	6	11	-	-	-	-	14	7	-3	5
Xolair	39	30	34	23	-	-	-	-	-	-	-	-
Kytril	31	-20	5	-26	6	9	4	5	13	4	-9	-5
Nutropin	-3	1	5	8	-	-	-	-	12	-4	10	14
Bonviva/Boniva	-	262	818	205	-	-	-	-	-	-	-	885
Valcyte/Cymevene	15	20	32	38	-	-	-	-	27	5	19	21
Lucentis	-	-	-	-	-	-	-	-	-	-	-	-
Pulmozyme	12	0	7	8	-	-	-	-	18	10	10	16
Rocephin	-96	-96	-89	-94	-11	8	2	4	-24	-9	-8	-10
Neutrogin	-	-	-	-	19	12	1	7	-	-	-	-
Activase/TNKase	19	19	9	11	-	-	-	-	14	33	7	31

[1] Q1 to Q4: 2006 vs. 2005

76

2006: Pharmaceuticals Division

Sales distribution and growth



Geographies
Western Europe
Japan -1%
Others* +26 %
Latin America +21 %
6%
11%
14%
27%
42%
North America +27%
Western Europe +21 %
5%
4%
3%
3%
6%
Switzerland
France
Germany
Italy
Spain
UK
other Western Europe

all growth figures are in local currencies

* including Eastern Europe

77

MabThera / Rituxan

Strong growth across indications



Global sales
+15 %[1]
5.0
4.0
3.0
2.0
1.0
0.0
CHF bn
2001
2002
2003
2004
2005
2006



local growth
Europe/ RoW +23 %
Japan +1 %
US +12 %

- Sales of CHF 4.8 bn
- In 2006 six new indications approved, including maintenance therapy following relapse (EU), following 1st line (US) iNHL and RA (anti-TNF inadequate responders, EU and US)
- First sales contribution from RA in US and Europe/ ROW
- Phase III in 1st line iNHL (RCVP) confirmed overall survival benefit in this setting
- Phase II in relapsing-remitting multiple sclerosis (RRMS) met primary endpoint
  - Full data to be presented at AAN'07
- Large phase III program in RA (DMARD inadequate responders) and Autoimmune diseases on track 78

[1] local growth

Herceptin
Adjuvant usage driving growth

Global sales



+ 81 %¹
4.0
3.0
2.0
1.0
0.0
CHF bn
2001
2002
2003
2004
2005
2006

local growth



Europe/ RoW +100 %
Japan +30 %
US +65 %

- Sales of CHF 3.9 bn – adjuvant usage continues to drive growth
- Adjuvant use approved in EU and US, filed in Japan
- Phase III trials (HERA 23-months follow-up and BCIRG 006 36-months follow-up) demonstrated overall survival in adjuvant BC (ASCO'06)
- Phase III (TAnDEM) in metastatic BC showed prolonged PFS when Herceptin added to hormonal therapy in HER2-pos/ ER-pos mBC (ESMO'06)
  - filed in EU in October

79

[1] local growth

Avastin
Approved in US for NSCLC in October

Global sales



+ 76 %¹
3.0
2.0
1.0
0.0
CHF bn
2004
2005
2006

local growth



Europe/ RoW +200 %
US +54 %

- Sales of CHF 3.0 bn
- US approval in NSCLC and 2nd line mCRC, filed in 1st line mBC (US/ EU), NSCLC (EU) and CRC (Jp)
- Avastin shown as effective first-line therapy for RCC in Phase III (AVOREN)
- Phase III (NO16966) confirmed superior efficacy of Avastin in combination with oxaliplatin (ESMO'06)
  - expect to file in H1'07
- Phase II (Pegram) promising results for combination Herceptin+Avastin as 1st line treatment for HER2-pos mBC (SABC'06)

80

[1] local growth

Xeloda
New data expands CRC label

Global sales



CHF bn
1.0
0.5
0.0
+ 20 %[1]
2001
2002
2003
2004
2005
2006

local growth



Europe/ RoW +21 %
Japan -6 %
US +21 %

- Sales of CHF 971 m
- Phase III trials in gastric (ML17032) and oesophagogastric cancer (REAL2) showed non-inferiority of Xeloda compared to standard therapy (ASCO'06)
  - gastric cancer filed in EU in July 2006
- Phase III (NO16966) demonstrated non-inferior PFS and OS of XELOX in 1st line mCRC (ESMO'06, ASCO GI'07)
  - on track to file in H1'07 (US and EU)
- Positive outcome of NO16967 in 2nd line mCRC
  - filing in parallel with NO16966

[1] local growth

81

Tarceva
Strong rollout in Europe

Global sales



CHF m
1.0
0.5
0.0
+ 108 %[1]
2004
2005
2006

local growth



Europe/ RoW+ 586 %
US +46 %

- Sales of CHF 813 m
- US sales also driven by second indication of metastatic pancreatic cancer
- EU approval for Tarceva in metastatic pancreatic cancer received in January '07
- Promising phase II results for combination Tarceva + Avastin in 2nd line NSCLC (ASCO'06)
- Recruitment ongoing for Phase III (RADIANT) trial to support expanded labeling in adjuvant NSCLC and for phase III trials in 1st line NSCLC

[1] local growth

82

2006: Approvals

20 Roche Group approvals in various franchises

Product	Indication	Region
Avastin	2nd line colorectal cancer	US
Avastin	1st line advanced NSCLC	US
Herceptin	Adjuvant breast cancer	US, EU
MabThera	Maintenance treatment iNHL relapsed	EU
Rituxan	1st line iNHL	US
Rituxan	1st line aNHL	US
Rituxan	iNHL treatment following 1st-line CVP	US
Tarceva*	Pancreatic cancer	EU
Femara	Breast cancer	Japan
MabThera/Rituxan	Rheumatoid arthritis (anti-TNF inadequate responders)	US, EU
Bonviva/Boniva	Osteoporosis (IV)	US, EU
NeoRecormon*	Once-weekly dosing	EU
Tamiflu	Pediatric influenza prophylaxis	EU
Lucentis	AMD	US
Invirase	HIV/AIDS (500mg)	Japan
Pegasys/Copegus*	HCV	Japan
Epogin	Anemia in premature infants	Japan

* Approved in January '07 | Oncology | Autoimmune | Others

2006: Filings

18 Roche Group filings

Product	Indication	Region
Avastin	1st line advanced NSCLC	US, EU
Avastin	1st line metastatic breast cancer	US, EU
Avastin	Advanced or recurrent colorectal cancer	Japan
Herceptin	Adjuvant breast cancer	US, EU, Japan
Herceptin	Metastatic BC, combo hormonal	EU
Herceptin	Adjuvant BC, node +ve and -ve	US
Rituxan	1st line iNHL	US
Rituxan	iNHL treatment following 1st line CVP	US
Tarceva	NSCLC	Japan
Xeloda	Gastric cancer	EU
Xeloda	Adjuvant colon cancer	Japan
Actemra	Rheumatoid arthritis / sJIA	Japan
Mircera	Renal anemia	US, EU

Oncology | Autoimmune | Others

2006: Major phase III data

9 positive pivotal trials for future growth

Product	Indication	Study	Comment
Avastin / Xeloda	1st line metastatic CRC combo	NO16966	Final
Avastin	Advanced renal cell carcinoma	AVOREN	Final PFS, Top-line
Herceptin	Metastatic BC, combo hormonal	TAnDEM	Final
Xeloda	Gastric and oesophagogastric cancer	ML17032, REAL2	Final
Xeloda	2nd line metastatic CRC combo	NO16967	Final, Top-line
Actemra	Rheumatoid arthritis	SATORI	Final
Mircera	Renal anemia (correction)	AMICUS, ARCTOS	Final

Oncology | Autoimmune | Others

2006: Additional phase III data

5 major follow-up analyses positive

Product	Indication	Study (Follow-up)	Comment
Herceptin	Adjuvant BC	HERA (23 months)	Approved EU and US
Herceptin	Adjuvant BC	BCIRG 006 (36 months)	Approved EU and US
MabThera	iNHL 1st line	RCVP (53 months)	Approved EU and US
MabThera	RA (TNF IR)	REFLEX (12 months)	Approved EU and US
Boniva	Osteoporosis	MOBILE (36 months)	Approved EU and US

Oncology | Autoimmune | Others

86

2006: Phase III recruitment completed

Product	Indication	Study
Avastin	1st line advanced NSCLC	Avastin in Lung
Avastin	Adjuvant colon cancer	NSABP CO-8
Avastin	Pancreatic cancer	AVITA
Actemra	Rheumatoid arthritis	OPTION, LITHE, TOWARD, RADIATE, AMBITION
MabThera/ Rituxan	Rheumatoid arthritis (DMARD inadequate responders)	SERENE, SUNRISE, MIRROR
CellCept	Lupus nephritis	

Oncology | Autoimmune

2006: Phase III trials initiated

Increasing commitment in RA / AI

Product	Indication	Study
Avastin	1st line mBC	AVADO
Avastin	2nd line mBC	RIBBON-2
Avastin/ Herceptin	1st line mBC (HER2-pos)	AVEREL
Avastin	1st line ovarian cancer	ICON7
Avastin/ Tarceva	1st line NSCLC maintenance	ATLAS
Avastin	Adjuvant rectal cancer	E5204
MabThera/ Rituxan	Rheumatoid arthritis (DMARD inadequate responders)	IMAGE, MIRROR, SUNRISE
MabThera/ Rituxan	Lupus nephritis	LUNAR
Ocrelizumab	Rheumatoid arthritis (DMARD inadequate responders)	
Valcyte	Transplantation	

Oncology | Autoimmune

2006: Phase II data
Building the growth blocks for 2010 onwards

Product	Indication
Avastin + Herceptin	**1st line mBC (Her2-pos)**
Avastin + Tarceva	**2nd line NSCLC**
Omnitarg	**Platinum-resistant ovarian cancer**
MabThera/ Rituxan	**Relapsing-remittent multiple sclerosis**
Ocrelizumab	**Rheumatoid arthritis**
R1658 (CETP)	**Dyslipidemia**
R1583 (GLP-1)	**Type II diabetes (immediate release formulation)**

Oncology | Autoimmune | Metabolic / Vascular

Roche R&D pipeline today

phase I (25 NMEs + 2 AIs)

R1295	MS
R3477	autoimmune diseases
R3421	AI / transplant
R1511	type 2 diabetes
R1579	type 2 diabetes
R1663	anticoagulant
R1646	overactive bladder
R1450	Alzheimer's
R1678	schizophrenia
R7118	schizophrenia
R1647	depression
R7090	anxiety
R547	solid tumors
R1507	solid tumors
R1530	solid tumors
R1645	solid tumors
R7204	malignant melanoma
R7025	HCV
R7227*	HCV
R7128	HCV
GEN	malignant melanoma
GEN	cancer
GEN	mBC
MEM	Alzheimer's
CHU	CRC
R177	Valganciclovir [illegible]
GNE	CLL / NHL

* Initiated in January 2007

phase II (18 NMEs + 9 AIs)

R1558	bacterial infections
R1503	rheumatoid arthritis
R1439	type 2 diabetes
R1440	type 2 diabetes
R1583	type 2 diabetes
R1658	dyslipidemia
R1273	Omnitarg ovarian cancer
R1492	solid tumors
R667	emphysema
R1626	HCV
GEN	diabetic foot ulcers
GEN	NHL
GEN	growth hormone deficiency
ISO	renal transplantation
ARQ	solid tumors
CHU	gastroparesis / IBS
CHU	post-hepatectomy
GEN	asthma
R744	CERA [illegible]
R435	Avastin NSCLC [illegible]
R435	Avastin NSCLC [illegible]
R1594	Ocrelizumab RRMS
R1273	Omnitarg mBC
GEN	Avastin [illegible]
GEN	Avastin [illegible]
GEN	Avastin [illegible]
GEN	Lucentis [illegible]

phase III (3 NMEs + 35 AIs)

R1569	Actemra RA
R1594	Ocrelizumab rheumatoid arthritis
CHU	ED-71 [illegible]
R1569	Actemra [illegible]
R99	CellCept lupus nephritis
R99	CellCept [illegible]
R105	MabThera RA DMARD [illegible]
R105	MabThera CLL 1st line
R105	MabThera CLL [illegible]
R105	MabThera [illegible]
R1415	Tarceva NSCLC 1st line
R1415	Tarceva NSCLC [illegible]
[illegible]	T+A NSCLC 2nd line
[illegible]	T+A NSCLC 1st line [illegible]
R340	Xeloda [illegible]
R340	Xeloda [illegible]
R340	Xeloda [illegible]
R340	Xeloda adj BC
R340	Xeloda adj CC [illegible]
R435	Avastin adj CC
R435	Avastin mBC [illegible]
R435	Avastin mBC [illegible]
R435	Avastin mBC [illegible]
R435	Avastin pancreatic cancer
R435	Avastin RCC
R435	Avastin prostate cancer
R435	Avastin ovarian cancer
R435	Avastin [illegible]
R597	Herceptin gastric cancer
R127	Valcyte CMV [illegible]
GEN	Avastin GBM
GEN	Avastin [illegible]
GEN	Avastin [illegible]
GEN	MabThera lupus nephritis
GEN	MabThera [illegible]
GEN	MabThera [illegible]
GEN	MabThera [illegible]
GEN	Xolair pediatric asthma

Registration (2 NMEs + 7 AIs)

R744	Mircera [illegible]
CHU	Actemra [illegible]
R597*	Herceptin [illegible]
R435	Avastin NSCLC 1st line
R435	Avastin mBC [illegible]
R1415	Tarceva [illegible]
R340	Xeloda [illegible]
CHU	Epogin [illegible]
CHU	Sigmart [illegible]

Legend

R	NMEs Roche Managed
R	Additional Indications (AI) Roche managed
[illegible]	Opt-in Opportunities (NME/AI)
	CHU Chugai
	GEN Genentech
	ARQ ArQule
	ISO Isotechnika
	MEM Memory
A	Participations (NMEs/AIs)

Status as of December 31, 2006

90

Roche managed R&D pipeline - overview

Projects by Therapeutic Area

Research



Respiratory Diseases
Viral and Other Infectious Diseases
Inflammatory, Autoimmune and Bone Diseases
Cardiovascular and Metabolic Diseases
Neurological and Psychiatric Diseases
Oncology
5
9
27
26
14

110 Projects

Development



Respiratory Diseases
and Nephrology
Genito Urinary
Viral and Other Infectious Diseases
Inflammatory, Autoimmune and Bone Diseases
Cardiovascular and Metabolic Diseases
Neurological and Psychiatric Diseases
Oncology
2
1
4
9
12
8
14

91 projects*

Status as of December 31, 2006 *incl. 20 in phase 0

91

2006: Diagnostics local sales

By region & Business Area (vs. 2005)

	Global		Nth Am.		EMEA		RoW	
	CHF m	% loc growth	CHF m	% loc growth	CHF m	% loc growth	CHF m	% loc growth
Diabetes Care	3,019	3	916	-1	1,630	4	473	7
Molecular Diagnostics	1,211	3	409	0	401	7	401	1
Centralized Diagnostics	3,100	5	584	1	1,570	5	946	9
Near Patient Testing	785	7	291	9	339	8	155	1
Applied Science	632	12	255	15	249	7	128	14
Roche Diagnostics	**8,747**	**5**	**2,455**	**2**	**4,190**	**5**	**2,102**	**7**

92

Diagnostics quarterly sales & local growth[1]

	Q4 '05 CHF m	Q4 '05 % loc	Q1 '06 CHF m	Q1 '06 % loc	Q2 '06 CHF m	Q2 '06 % loc	Q3 '06 CHF m	Q3 '06 % loc	Q4 '06 CHF m	Q4 '06 % loc
Diabetes Care	793	-1%	682	-5%	746	6%	748	5%	843	6%
Molecular Diagnostics	312	5%	297	7%	312	5%	300	1%	302	-1%
Centralized Diagnostics	765	4%	760	7%	775	2%	748	5%	817	6%
Near Patient Testing	204	8%	193	9%	200	14%	195	9%	197	-2%
Applied Science	161	19%	159	10%	148	10%	152	17%	173	10%
DIA Division	**2,235**	**3%**	**2,091**	**3%**	**2,181**	**5%**	**2,143**	**6%**	**2,332**	**5%**

[1] 2006 vs. 2005 for Q1 to Q4 '06, 2005 vs. 2004 for Q4 '05

93

2007: Key planned product launches* (1)

Product	BA[1]	Indication	Region
cobas 4000 analyzer series	CD	Next generation modular system consolidating clinical chemistry and immunochemistry testing for small to medium workload laboratories; software links **cobas c** 311 & **cobas e** 411 modules with the PSM data manager	Global
cobas c 311 analyzer	CD	Stand-alone clinical chemistry analyzer for small- to medium-workload laboratories	Global
cobas IT 3000 solution	CD	Central Lab Data Management System (WAM) consolidating instrument interfacing	Global
cobas h 232	NPT	Portable system for cardiac point of care testing	EU
cobas h 152	NPT	Hand-held meter for measuring glucose, cholesterol, triglycerides and lactate in blood, professional and self testing	EU
cobas IT 1000 solution	NPT	Software managing work area for hospital point-of-care systems	EU

[1] Business Areas: Centralized Diagnostics (CD), Near Patient Testing (NPT)
* Subject to appropriate regulatory approvals; US launches may be later than indicated

94

2007: Key planned product launches* (2)

Product	BA[1]	Indication	Region
cobas s 201 system & WNV Test	MD	Real-time PCR detection of West Nile Virus in donated blood and plasma on the automated cobas s 201 system	US
Cobas AmpliPrep/ Cobas TaqMan HIV Test	MD	Real-time PCR quantification of HIV viral levels on fully automated Cobas AmpliPrep/Cobas TaqMan systems	US
Cobas AmpliPrep/ Cobas TaqMan HIV, HCV, HBV Tests	MD	Real-time PCR quantification of HIV, HCV & HBV viral levels on fully automated Cobas AmpliPrep/Cobas TaqMan systems	Japan
Accu-Chek Performa	DC	Blood glucose monitoring system, 5 sec results, extensive quality checks, advanced data management features	Global
Accu-Chek Compact Plus (new)	DC	Successor of Accu-Chek Compact Plus blood glucose monitoring system with improved ergonomic and attractive user interface.	Global
Accu-Chek 360°	DC	Customisable PC-based data management software designed for wide range of uses, from downloading data to performing detailed analyses	Global
Genome Sequencer FLX	AS	Next generation DNA sequencing system	Global

[1] Business Areas: Applied Science (AS), Molecular Diagnostics (MD), Diabetes Care (DC)
* Subject to appropriate regulatory approvals; US launches may be later than indicated

95

Group performance 2006

Strong operating performance translated to bottom-line

CHF m	2005	2006	Change CHF m	Change %	loc %
Sales	**35,511**	**42,041**	**+6,530**	**+18**	**+17**
Operating profit	**8,833**	**11,730**	**+2,897**	**+33**	**+33**
as % of sales	***24.9***	***27.9***			
Associated companies	1	2	+1	+100	
Financial income	1,313	1,829	+516	+39	
Financing costs	-985	-974	+11	-1	
Profit before taxes	9,162	12,587	+3,425	+37	
Income taxes	-2,284	-3,436	-1,152	+50	
Tax rate in %	*24.9*	*27.3*			
Profit from continuing businesses	**6,878**	**9,151**	**+2,273**	**+33**	
as % of sales	***19.4***	***21.8***			
Profit from discontinued businesses	-12	20	+32	-	
Net income	**6,866**	**9,171**	**+2,305**	**+34**	
as % of sales	***19.3***	***21.8***			
Attributable to Roche shareholders	5,923	7,880	+1,957	+33	
Minority interests	943	1,291	+348	+37	

96

Net financial result 2006

Strong increase due to equity and interest income

CHF m	2005	2006	Change CHF m	Change %
Net financial income	**328**	**855**	**+527**	**+161**
Financial income	**1,313**	**1,829**	**+516**	**+39**
Equity security income	258	390	+132	+51
Interest & debt security income	416	780	+364	+88
Expected return on pension plan assets	635	636	+1	0
Net foreign exchange gains (losses)	-34	-24	+10	-29
Net other	38	47	+9	+24
Financing costs	**-985**	**-974**	**+11**	**-1**
Interest expense	-264	-315	-51	+19
Amortisation of discount debt instruments	-62	-40	+22	-35
Net gains (losses) interest rate derivatives	-19	-25	-6	+32
Net gains (losses) fin liabs at fair value P&L	41	51	+10	+24
Time cost of provisions	-78	-74	+4	-5
Interest cost of pension plans	-603	-571	+32	-5

97

Pharma R&D including in-licensing

Continuous investment into the future: > 19 % of sales



R&D/sales
CHF m
18.2 % → 19.6 %
17.7 % → 19.4 %
4,970
366
5,336
5,889
584
6,472
Income statement
Balance sheet
Total
2005
2006

98

Exchange rate impact on sales growth
Higher CHF growth rate driven by stronger EUR



17.4 %
0.5 %
0.3 %
0.3 %
0.2 %
0.2 %
0.1 %
-0.6 %
18.4%
Local sales growth 2006 vs. 2005
CHF sales growth YTD 2006 vs. YTD 2005
BRL
EUR
USD
LAT-AM
CAD
AS-PAC
Other
JPY

99

2006: Currency impact
USD strengthened

Difference in CHF / local growth



+3.8 %pt
+1.0 %pt
19.4 %
15.6 %
17.4 %
18.4 %
local growth
CHF growth
H1
FY
Sales growth 2006 vs. 2005

CHF 0.01 change against USD / EURO / JPY effect on

Sales	Currency	Operating profit[1]
CHF 130 m	USD	CHF 42 m
CHF 70 m	EUR	CHF 17 m
CHF 35 m	JPY	CHF 6 m

- USD 1 = CHF 1.25 ± CHF 0.01
- EUR 1 = CHF 1.57 ± CHF 0.01
- JPY 100 = CHF 1.08 ± CHF 0.01

Currency sensitivities (order of magnitude) are based on business / product mix composition of 2006 [1] before exceptional items 100


2006 and 2005
CHF / EUR
Roche
Monthly averages
2006
2005
Year-To-Date averages
+1 %
+1 %
+1 %
+2 %
2006
2005
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
101


2006 and 2005
CHF / USD
Roche
Monthly averages
2005
2006
Year-To-Date averages
+10 %
+6 %
+3 %
+1 %
2006
2005
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec
102

Total shareholder return (TSR) doubled

Over the past 5 years

Value of CHF 100 invested beginning of 2002


250
200
150
100
50
'Double in 5' threshold
Roche
Peer group
SMI

Source: DataStream 04/01/2002 to 31/12/2006
Prices translated at constant exchange rates

103

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Media release

Roche

SEC Mail Processing Section RECEIVED FEB 12 2007 WASH. D.C. 202

Basel, 7 February 2007

Roche posts outstanding results for 2006

Sales increase substantially faster than the market – Core Earnings per Share up well ahead of sales – Board to propose significant, 36% dividend increase

Group

- Group sales advance 17% to 42.0 billion Swiss francs – a record increase of over 6.5 billion Swiss francs
- Operating profit margin increases 2.0 percentage points to 27.9%
- Net income up 34% to 9.2 billion Swiss francs, driven by a strong operating performance and significantly higher net financial income
- Board to propose 20th consecutive dividend increase: 36% to 3.40 Swiss francs per share and non-voting equity security

Pharmaceuticals

- Pharmaceutical sales grow 21%, more than three times as fast as the global market
- Division reinforces its leadership in oncology
- Operating profit margin rises 4.1 percentage points to 31.7%
- Marketing approvals received for Avastin in lung cancer, Herceptin in early-stage breast cancer and MabThera/Rituxan in rheumatoid arthritis
- First marketing applications filed for Mircera in renal anemia
- Major development targets met: 13 new marketing applications filed and 14 approvals received

Diagnostics

- Division posts 5% sales growth, consolidating its global market leadership
- As anticipated, divisional operating profit declines as a result of investments in new product launches, impairment charges on intangible assets and lower royalty income from licences in the molecular diagnostics segment
- New range of Accu-Chek products now available worldwide

Outlook for 2007

- Double-digit sales growth for the Roche Group and the Pharmaceuticals Division
- Above-market sales growth in both divisions
- Core Earnings per Share growth target in line with sales growth

All growth rates are based on local currencies
Operating profits and operating profit margins are stated before exceptional items

F. Hoffmann-La Roche AG   CH-4070 Basel   Corporate Communications   Tel. 061 - 688 88 88
Fax 061 - 688 27 75
http://www.roche.com

Commenting on the full-year results, Roche Chairman and CEO Franz B. Humer said, "2006 was another year of strong growth and outstanding financial performance at Roche. The Group's sales rose 17% in local currencies to a record high of 42 billion Swiss francs. This 6.5 billion Swiss franc revenue increase over 2005 reflects exceptionally strong organic growth. The Group's earnings performance improved significantly again last year, and total net income rose by one-third to 9.2 billion Swiss francs, the highest profit ever recorded by Roche. Top-line growth was driven primarily by the Pharmaceuticals Division, where sales advanced at more than three times the market growth rate in 2006. Roche Diagnostics maintained its leadership position in an increasingly competitive market, thanks to numerous new product launches and continued growth in all of the division's business areas. With our broad portfolio of innovative products and strong R&D pipeline, we are equipped to continue growing well ahead of the market and creating value for patients, our employees and our shareholders in the years ahead."

Roche Group

Exceptionally strong organic growth

Key figures	In millions of CHF		% change		As % of sales	
	2006	2005	In CHF	In local currencies	2006	2005
Sales	42,041	35,511	+18	+17	100.0	100.0
Research and development	6,589	5,672	+16	+16	15.7	16.0
Operating profit before exceptional items	11,730	9,189	+28	+27	27.9	25.9
Net income	9,171	6,866	+34		21.8	19.3

	2006	2005	% change
Equity ratio (in %)	62.9	58.0	
Core Earnings per Share (in CHF)	9.86	7.84	+26
Dividend per share * (in CHF)	3.40	2.50	+36
Number of employees (at 31 Dec.)	74,372	69,795	+7

* Proposed by the Board of Directors

Operationally and financially, 2006 was another outstanding year for the Roche Group. Total sales increased significantly, rising 17% in local currencies (18% in Swiss francs) to 42.0 billion Swiss francs. This 6.5 billion Swiss franc increase over 2005 revenues was all organic growth. Sales continued to grow especially strongly in the Pharmaceuticals Division. Its sales increased 21% for the year in local currencies (22% in Swiss francs), or more than three times the global market growth rate, led by strong demand for the cancer medicines Herceptin, Avastin and MabThera/Rituxan, the anti-influenza medicine Tamiflu, and Bonviva/Boniva, for osteoporosis. As a result, Roche extended its market leadership in oncology, transplantation and virology. In the Diagnostics Division sales increased 5% in local currencies (6% in Swiss francs) to 8.7 billion Swiss francs, with the Centralized Diagnostics unit making the largest contribution to growth. Diagnostics sales accelerated during 2006 and grew slightly ahead of the market for the year as a whole.

Operating profit margin up significantly

The further robust increase in Group sales last year had a very positive impact on earnings performance. The Group's operating profit before exceptional items increased 27% in local currencies to 11.7 billion Swiss francs. The corresponding operating profit margin rose 2.0 percentage points to 27.9%. Once again, sales growth more than offset increased investments in Roche's strong development pipeline and in new product launches. The Group's improved earnings performance was primarily due to the significantly higher profit contributed by the Pharmaceuticals Division. The division's operating profit before exceptional items increased 40% in local currencies to 10.5 billion Swiss francs, resulting in a further margin improvement of 4.1 percentage points to 31.7%. The Diagnostics Division posted an operating profit of 1.4 billion Swiss francs, down 21% in local currencies from the high divisional profit recorded in 2005. The division's operating profit margin declined 5.2 percentage points to 16.3%. The margin decrease was primarily due to investments in the rollout of new products, impairment charges on intangible assets and lower royalty income from licences.

Record net income – high equity ratio

The Group's strong profitability is also reflected by other key indicators. EBITDA rose 2.9 billion Swiss francs to 14.4 billion Swiss francs. Net financial income totalled 855 million Swiss francs, up significantly from the 328 million Swiss francs recorded in 2005. The effective tax rate was 27.3%, compared with 24.9% in 2005. Group net income rose 34%, or 2.3 billion Swiss francs, to 9.2 billion Swiss francs, and the Group's return on sales margin increased 2.5 percentage points to 21.8%. Net income attributable to Roche shareholders was 33% higher than the year before. Core Earnings per Share (Core EPS) rose 26%. The Group's balance sheet has thus been strengthened further. The ratio of equity to total assets is now 63%, and 83% of assets are financed long-term.

Outlook

Barring unforeseen events, Roche anticipates further positive growth in 2007. Roche expects the Group's and the Pharmaceuticals Division's sales to continue to grow at double-digit rates in local currencies. In both the Pharmaceuticals Division and the Diagnostics Division, Roche anticipates continued above market sales growth in local currencies. Roche's target is for Core EPS to grow in line with Group sales, despite significant investments in research, development, production and marketing.

Twentieth dividend increase in a row

In view of the Group's outstanding results in 2006, the Board of Directors will propose a substantial dividend increase of 36% to 3.40 Swiss francs per share and non-voting equity security at this year's Annual General Meeting. If approved by shareholders, this will be the Group's twentieth dividend increase in as many years and will raise Roche's total dividend payout to 2.9 billion Swiss francs, up from the 2.1 billion Swiss francs distributed last year.

Pharmaceuticals Division

Divisional sales grow more than three times as fast as the market

Key figures	In millions of CHF	% change in CHF	% change in local currencies	As % of sales
Sales	33,294	+22	+21	100
- Roche Pharmaceuticals	20,666	+22	+20	62
- Genentech	9,125	+38	+37	27
- Chugai	3,503	–5	–1	11
EBITDA	12,168	+34	+34	36.5
Operating profit before exceptional items	10,545	+40	+40	31.7
Research and development	5,889	+18	+19	17.7

The Pharmaceuticals Division set new records in 2006. Sales for the full year rose 21% in local currencies and 22% in Swiss francs (21% in US dollars) to 33.3 billion Swiss francs – 6 billion francs more than 2005 and over three times the global market growth rate. Roche has now outperformed the global pharmaceuticals market every quarter for the last four years. Regional sales growth significantly outpaced the market average in North America (27% vs 8%) and Europe (22% vs 5%). In Japan sales declined 1%, in line with the market average, due to government mandated price cuts and healthcare reimbursement changes. Overall, growth was driven primarily by strong demand for the division's key oncology products, the influenza medicine Tamiflu, Genentech's ophthalmology drug Lucentis, and the osteoporosis medicine Bonviva/Boniva.

The division's operating profit before exceptional items advanced 40% to 10.5 billion Swiss francs, and the operating margin 4.1 percentage points to 31.7%. The margin increase was the result of the strong sales growth combined with further productivity improvements, particularly in manufacturing. These factors more than outweighed significantly higher investments in marketing and distribution, and research and development. EBITDA totalled 12.2 billion francs or 36.5% of sales, compared with 33.3% in 2005.

Oncology – portfolio expanded further

Sales of MabThera/Rituxan (rituximab), for the treatment of indolent and aggressive forms of non-Hodgkin's lymphoma (NHL), continued to advance strongly throughout 2006. Growth was supported by increased use of the product as first-line treatment for both forms of the disease, particularly in Europe and emerging markets such as Russia and Latin America. High treatment rates with Rituxan in the US were maintained throughout the year. In July Roche received EU regulatory approval to market MabThera for maintenance therapy of relapsed or refractory follicular NHL, the most common form of indolent NHL. In the US Genentech received marketing approvals for three additional indications for Rituxan, including treatment of previously untreated follicular lymphoma.

Herceptin (trastuzumab) is designed specifically to treat a particularly aggressive form of tumour (known as HER2-positive) that accounts for 20–30% of all breast cancers. Worldwide sales of the product nearly doubled in 2006. In addition to strong uptake by the medical community, growth was driven mainly by reimbursement approvals in the EU, the US and other key markets for wider use of the product after surgery in early-stage breast cancer. These approvals are based on clinical trial results showing that in this setting Herceptin can reduce the risk of cancer recurrence by up to 50% and the risk of death by about a third. In October Roche filed an application with the EU authorities for approval of Herceptin combined with hormonal therapy to treat advanced (metastatic) breast cancer that is both hormone receptor-positive and HER2-positive. In November Chugai filed an application with the Japanese Ministry of Health, Labour and Welfare (MHLW), seeking expansion of the product's marketing licence to include operable early-stage HER2-positive breast cancer.

Avastin (bevacizumab) is the first targeted anti-angiogenic therapy with demonstrated patient survival benefits in four major tumour types: metastatic colorectal, breast and lung cancer, and now also advanced kidney cancer. Avastin inhibits the growth of blood vessels into tumours, thus cutting off the blood supply tumours need to grow and spread. It has now been launched in most markets worldwide as a first-line treatment for advanced (metastatic) colorectal cancer (CRC). Sales grew strongly in 2006 and are expected to increase further, driven by continuing market uptake. Roche is preparing to ask the EU authorities to widen the product's current marketing approval in metastatic CRC to include combinations with chemotherapy regimens based on Xeloda or oxaliplatin. The filing, planned for the first half of 2007, will be based on data from the largest-ever clinical trial in first-line metastatic CRC, showing that adding Avastin to chemotherapy (FOLFOX-4 or XELOX) significantly improves progression-free survival compared with chemotherapy alone. In April Chugai filed the first marketing application for Avastin in Japan, for the treatment of advanced or recurrent colorectal cancer. The application was filed early under an MHLW initiative aimed at expediting patient access to innovative medicines that are already approved in the US or EU, and it has also been given priority review status. In

October, following priority review, the US Food and Drug Administration (FDA) approved Avastin for the treatment of non-small cell lung cancer (NSCLC), the most common form of the disease; a filing for the same indication was submitted to the EU's European Medicines Agency (EMEA) in August. In addition, Roche filed an application in July for EU marketing authorisation of Avastin for the treatment of advanced breast cancer. In September the FDA asked Genentech to provide additional data analysis to support its US application for approval of Avastin to treat metastatic breast cancer. Genentech has agreed to supply the additional data by mid-2007. Interim analysis of a major phase III trial (AVOREN) released in December has shown that Avastin is also effective in a fourth type of cancer: it significantly improves progression-free survival when given as a first-line treatment for advanced renal cell carcinoma. These results will form the basis for a supplemental EU marketing application, planned for 2007.

Xeloda (capecitabine) is an effective oral anticancer therapy that greatly simplifies treatment and also saves costs by reducing the need for hospital visits. Strong sales growth in 2006 was fuelled mainly by increased use of the product in the adjuvant treatment of colon cancer in the US and Europe. Xeloda is currently also approved for the treatment of metastatic breast and colorectal cancer. Marketing applications are planned worldwide, except Japan, in the first half of 2007 for approval of a combination of Xeloda, oxaliplatin and Avastin for metastatic colorectal cancer. The filings will be based on the results of two phase III studies completed in 2006. In July Roche filed an EU marketing application for approval of Xeloda in combination with cisplatin for the treatment of stomach cancer. The filing is based on the results of a phase III comparative study of the efficacy and safety of combined Xeloda and cisplatin versus the current standard therapy.

Two years since its launch in 2004, sales and usage of Tarceva (erlotinib), a targeted drug with proven survival benefit in advanced non-small cell lung cancer and advanced pancreatic cancer, continue to increase strongly. Tarceva has now been approved for the second- and third-line treatment of NSCLC in over 75 countries worldwide. In April Chugai filed an application in Japan for approval of Tarceva in advanced or recurrent NSCLC; the filing has been given priority review status by the authorities. Market uptake of Tarceva for the treatment of pancreatic cancer is also strong, and the product is now the market leader in the US for this indication. In January 2007, after re-examining the data supporting Roche's supplementary marketing application, the EU authorities approved Tarceva for the treatment of metastatic pancreatic cancer.

Anemia – NeoRecormon sales up for both indications

Despite sustained pricing pressure, sales of NeoRecormon (epoetin beta) rose 6% to 1.5 billion Swiss francs, with the product retaining a strong position in cancer-related anemia and its market leadership in renal anemia in the regions where it is sold. As in 2005, market share gains in the oncology setting were driven by continued adoption of the convenient once-weekly prefilled syringe formulation. In January 2007 the EU authorities approved the use of the once-weekly dosage form to treat anemia in patients with solid tumours. In Japan sales of Epogin (epoetin beta) declined due to government mandated price cuts and the introduction of flat-rate reimbursement for epoetin products used in dialysis patients, which has reduced the overall size of the anemia market. Combined sales of NeoRecormon and Epogin declined slightly overall for the year.

Transplantation – leading position maintained

Sales of CellCept (mycophenolate mofetil) continued to post solid sales growth in 2006, driven by particularly strong demand in the US. Thanks to its proven long-term survival benefits and low toxicity, CellCept remains the leading product in the mycophenolic acid market and the cornerstone of immunosuppressant therapies.

Virology – sales growth driven mainly by Tamiflu

Combined sales of Valcyte (valganciclovir) and Cymevene (ganciclovir) continued to show strong growth in 2006, driven by increasing recognition among doctors of the need for prevention and treatment of potentially fatal cytomegalovirus infection in transplant patients. Sales are also being helped by increased use of the products to treat cytomegalovirus infection in HIV/AIDS patients.

Worldwide sales of Tamiflu (oseltamivir), for influenza, continued to rise strongly, driven mainly by pandemic stockpiling, as governments increased their population coverage. Since 2004 over 75 countries have placed orders for pandemic stocks of Tamiflu, with some purchasing enough to cover 25–50% of their populations. Through a collaborative network of its own facilities and those of other companies, Roche now has access to manufacturing capacity for Tamiflu that exceeds all government orders received to date. Research into the most effective utilisation of Tamiflu against the H5N1 virus is continuing, both at Roche and through collaborations with independent experts, the World Health Organization and other institutions. Following EU approval of Tamiflu for influenza prophylaxis in children aged 1–12 years, the medicine can now be prescribed for treatment or prophylaxis in all patients aged one year or older.

Despite an overall decline in market volume in the US and competition from a combination treatment in Japan, sales of Pegasys (peginterferon alfa-2a), for the treatment of hepatitis B and C, continued to grow in 2006. The product remains the leading pegylated interferon treatment for chronic hepatitis C. Sales of Copegus (ribavirin) continued to decline overall due to generic competition in the US. In January 2007 Chugai received approval to market Copegus in Japan for the treatment of chronic hepatitis C in combination with Pegasys.

Roche's HIV medicines achieved steady growth throughout 2006. Sales of Fuzeon (enfuvirtide), which works by blocking the entry of HIV into cells of the immune system, rose 19% compared with 2005. Combined sales of Invirase and Fortovase (saquinavir) increased 28% to 182 million Swiss francs. Growth is being fuelled by increasing uptake of the recently introduced Invirase 500 mg tablet, which offers patients greater convenience.

Rheumatoid arthritis – MabThera/Rituxan launched in first indication

MabThera/Rituxan is the first therapy developed for rheumatoid arthritis (RA) that selectively targets B cells, which play a key role in the disease. First approvals in this indication were issued by the FDA and the EMEA, for use in patients with active RA who have an inadequate response to or are unable to tolerate anti-TNF therapy. Launches in the US, EU and elsewhere have commenced.

Bone and metabolic diseases – good market uptake for Bonviva/Boniva

Bonviva/Boniva (ibandronic acid) is the first and only once-monthly oral bisphosphonate approved for the treatment of postmenopausal osteoporosis. As the worldwide rollout gathered pace, full-year sales of the product continued to rise strongly. In the US Boniva now accounts for some 16% of new bisphosphonate prescriptions. New data published in September show that patients on monthly Boniva tend to continue treatment significantly longer than those taking weekly bisphosphonates, thus increasing their chances of sustained treatment results. Bonviva/Boniva Injection was approved in the US and Europe in January and March, respectively, and is currently being launched in those markets. Given once every three months, this new formulation offers effective treatment to women unable to take or tolerate oral bisphosphonates.

Global sales of Xenical (orlistat 120 mg), for weight loss, grew steadily in 2006, despite the launch of a new competitor in a number of markets. Growth has been helped by increasing awareness of the risks associated with overweight and obesity. Following receipt of an 'approvable' letter from the FDA in April, Roche's partner GlaxoSmithKline is in discussions with the agency regarding its application to sell orlistat 60 mg as a non-prescription weight-loss aid in the US. Subject to final FDA approval, GSK expects to launch the product under the brand-name "alli" in the first half of 2007.

Research and development – R&D pipeline strengthened further

In 2006 the Pharmaceuticals Division filed 13 new marketing applications and received 14 regulatory approvals. At the beginning of 2007 the Division's R&D pipeline comprised 101 clinical projects, including 48 new molecular entities (NMEs) and 53 additional indications. Twenty-five NMEs are currently in phase I, 18 in phase II and five in phase III or filed for regulatory review. In 2006 the total number of late-stage projects in the pipeline (NMEs and additional indications) increased from 41 to 47. Roche Pharmaceuticals currently has 110 projects in preclinical research across six therapeutic areas and 90 development projects in eight therapeutic areas, including 20 in phase 0 (transition from preclinical to clinical development). In 2006 fifteen projects were either terminated or reverted to the respective R&D partners. Of these, eight were in phase I, six in phase II and one in phase III.

Mircera, the first continuous erythropoietin receptor activator, is a new anti-anemia agent that differs from existing medicines both functionally and structurally. The results of six major phase III trials of Mircera in renal anemia, involving over 2,400 patients with chronic kidney disease, were presented at major medical conferences in 2006. The data show that dialysis patients can be switched directly and successfully to maintenance therapy with once-monthly Mircera from other medicines requiring administration up to three times a week – the first time such a switch has been achieved. In addition, two studies of anemia correction in previously untreated patients with chronic kidney disease demonstrated that Mircera can be given to these patients just twice monthly from the outset – another first. Clinical development of Mircera for chemotherapy-induced anemia in cancer patients, currently in phase II, is proceeding as planned. In April Roche filed its first marketing applications for approval of Mircera to treat anemia resulting from chronic kidney disease. The EU and US filings seek approval for the use of the product both in patients who are on dialysis and in those not on dialysis. In December the FDA accepted additional data submitted by Roche to facilitate the agency's review of the US marketing application and extended the review period by three months. The trial in the patent lawsuit brought by Amgen in the US is expected to begin in September 2007. Roche remains confident that Mircera does not infringe any of Amgen's erythropoietin patents.

Actemra (tocilizumab) is being developed as a treatment for RA in one of the most extensive phase III programmes Roche has ever undertaken. Five clinical trials with over 4,000 patients are currently ongoing in 41 countries. Patient enrolment was completed in December. In April 2006 Chugai filed a marketing application in Japan for use of Actemra in the treatment of adult RA and systemic onset juvenile idiopathic arthritis. Supporting data include phase III results showing that Actemra monotherapy significantly improves the symptoms of RA and slows the progression of joint damage. Roche plans to file marketing applications for Actemra in RA in the US and the EU in 2007.

Ocrelizumab is an anti-CD20 humanised monoclonal antibody being developed by Roche and Genentech for moderate to severe rheumatoid arthritis. Like MabThera/Rituxan, ocrelizumab also targets B cells. As a fully humanised antibody, it has the potential to be even better tolerated. Promising phase I/II data were presented at the American College of Rheumatology conference in November showing that ocrelizumab was well tolerated and clinically active at all tested doses. An extensive phase III clinical development programme is planned to start early in 2007.

R1658, licensed from Japan Tobacco, is a cholesteryl ester transfer protein (CETP) inhibitor with a unique mechanism of action that is designed to raise levels of HDL-C, or "good" cholesterol (a lack of HDL-C is associated with an increased risk of cardiovascular disease). Phase II studies are nearing completion; the data indicate that the compound has a good safety profile and the desired effects on HDL-C and other blood lipids (fats). The results of these studies will form the basis for a decision in 2007 on entry into phase III testing. Unlike a development compound from the same class that was recently discontinued by another company, R1658 has not been associated with any adverse cardiovascular changes or any increase in blood pressure when given to patients as monotherapy or in combination with statins. Nor did R1658 affect cardiovascular parameters in animal models.

Diagnostics Division

All business areas contribute to sales growth

Key figures	In millions of CHF	% change in CHF	% change in local currencies	As % of sales
Sales	8,747	+6	+5	100
- Diabetes Care	3,019	+5	+3	35
- Centralized Diagnostics	3,100	+7	+5	35
- Molecular Diagnostics	1,211	+3	+3	14
- Near Patient Testing	785	+8	+7	9
- Applied Science	632	+12	+12	7
EBITDA	2,500	–4	–5	28.6
Operating profit before exceptional items	1,422	–20	–21	16.3
Research and development	700	0	–1	8.0

Roche Diagnostics remained the global leader in 2006 in an increasingly competitive market, with a market share of 19%. Divisional sales increased 5% for the year in local currencies (6% in Swiss francs; 5% in US dollars), fuelled by new product launches. This was slightly above the market growth rate. The Centralized Diagnostics, Near Patient Testing and Applied Science units were the main contributors to growth.

Divisional operating profit (before exceptional items) declined 21% to 1.4 billion Swiss francs, resulting in a margin decline of 5.2 percentage points. This was primarily due to increased investments in launch activities, impairment charges on intangible assets and lower royalty income from licences. The impairment charges mainly relate to intangible assets recorded following the Disetronic acquisition in 2003. The decline in royalty income followed the expiry of the foundational patents on polymerase chain reaction (PCR) technology in many countries outside the US. EBITDA totalled 2.5 billion francs, or 28.6% of sales, compared with 31.7% in 2005; this was well above industry average.

In 2006 Roche Diagnostics invested 700 million Swiss francs, or 8% of sales, in research and development. The molecular diagnostics, immunochemistry and diabetes care businesses accounted for the largest shares of expenditure.

Diabetes Care – launch of new Accu-Chek products successfully completed

Roche Diabetes Care remained the global market leader in 2006. Following 1% growth in the first half-year, sales rose 5% in the third quarter and 6% in the fourth. Full-year sales were up 3% from the previous year. The new Accu-Chek product portfolio makes it even easier for people with diabetes to manage their condition. Besides the Accu-Chek Spirit insulin pump, it includes the Accu-Chek Aviva and Accu-Chek Go blood glucose monitoring systems and Accu-Chek Compact Plus, an all-in-one system integrating a glucose meter with an automatic test strip dispenser and a lancing device. Also new is the Accu-Chek Multiclix lancing device, which features a unique preloaded lancet drum for safer, more convenient and comfortable blood sampling. Market uptake of these products has been strong, spurring additional sales growth and helping to offset declining sales of the Accu-Chek Advantage system, one of Roche Diabetes Care's most successful products for nearly a decade. The rollout of new monitoring systems was completed in mid-2006 with the launch of the Accu-Chek Compact Plus in North America and Accu-Chek Aviva in Japan. The entire new family of Accu-Chek products is now available worldwide.

In the United States customers have had access to the complete Roche portfolio of insulin delivery products since the FDA lifted its import alert on Accu-Chek insulin pumps in October. The customer response there to the Accu-Chek Spirit pump, which is now available in more than 30 countries, was very positive during its first three months on the US market. Roche Diabetes Care's insulin delivery business posted double-digit growth.

Centralized Diagnostics – cobas 6000 analyser series on the market

In 2006 Roche Centralized Diagnostics posted above-market sales growth of 5% and remained the industry leader with a market share of about 13%. The rollout of the medium-throughput cobas 6000 analyser series and the European launch of the cobas c 111 analyser for customers with small testing volumes marked important steps in a business strategy centred on making clinical chemistry and immunochemistry testing simpler and more efficient. An application for US marketing approval for the cobas c 111 analyser was submitted to the FDA in late 2006. The cobas 6000 analyser series is a fully automated, integrated system capable of handling more than 95% of the routine tests performed daily by a medium-volume laboratory. Thanks to its flexible, modular design, it can be configured exactly to customers' individual needs, and new modules can be added at any time as those needs grow. Immunoassay sales continued to grow significantly faster than the market, advancing 13% in 2006 thanks to products like the Elecsys proBNP and Elecsys Troponin T assays for cardiac disorders. Sales of the NT-proBNP marker grew 28%, helped by additional US approval of the Elecsys proBNP assay for use in assessing the risk of cardiac events in patients with stable coronary artery disease.

Molecular Diagnostics – focus on automation

Roche Molecular Diagnostics maintained its leading market share at about 38% as sales advanced 3% for the year. Virology – the largest segment by sales – grew 5% in 2006, in line with the virology market. Stepped-up sales efforts for the combined Cobas AmpliPrep/Cobas TaqMan platform and its menu of viral load tests for HIV and hepatitis B and C virus (HBV, HCV) drove product sales and helped Roche Molecular Diagnostics to maintain its market share in Europe. Offering fully automated sample preparation and analysis, Cobas AmpliPrep/Cobas TaqMan enhances laboratory productivity and test result integrity. FDA review of the HIV viral load test for this platform is already well advanced, and Roche is preparing to submit its marketing application for the HCV test to the FDA in early 2007. Monitoring viral load (the amount of virus in a patient's blood) is an important way of assessing disease progression and treatment response. In June Roche began rolling out the new fully automated cobas s 201 modular blood screening system and cobas TaqScreen MPX multiplex test across Europe. The cobas TaqScreen MPX test, which simultaneously detects HIV, HCV and HBV in donated blood, received CE Mark (Conformité européenne) certification in March. These products are now available in all European countries. US filings for the multiplex test and a separate West Nile Virus test on the cobas s 201 system are planned for 2007. During the year additional large US laboratories signed on to offer the AmpliChip CYP450 Test, a microarray-based test that detects genetic variations which can affect the way patients respond to treatment with many widely prescribed drugs. Roche is preparing to submit filings to the FDA in the first half of 2007 for tests to detect and genotype low-, intermediate- and high-risk strains of human papillomavirus (HPV). Persistent infection with certain HPV genotypes is a known risk factor for cervical cancer.

Near Patient Testing – leadership in coagulation monitoring and hospital-based blood glucose monitoring extended

This business area reinforced its market leadership in 2006. Overall sales rose 7% for the year, helped by the continued trend towards decentralised testing. Roche Near Patient Testing's newest coagulation monitoring systems, CoaguChek XS for patient self-monitoring and CoaguChek XS Plus for healthcare professionals, commenced their European rollout in January and October, respectively. CoaguChek XS received FDA approval in the third quarter of 2006, and a full US launch is planned for the first quarter of 2007. These systems provide patients taking oral anticoagulants and their health professionals accurate, on-the-spot results from a single drop of blood. Their successful launch has strengthened Roche's global leadership in coagulation monitoring. Roche Near Patient Testing is also the clear leader in hospital-based blood glucose monitoring. The Accu-Chek Inform meter and Accu-Chek Advantage and Accu-Chek Sensor test strips are the core products driving Roche's growing market share in this segment.

Applied Science – Genome Sequencer 20 opens up new market segment for Roche

Roche Applied Science's sales grew 12% in 2006, nearly twice the market growth rate. Growth was driven primarily by the LightCycler 480 instrument and Genome Sequencer 20 system. LightCycler 480 is a highly versatile high-throughput gene expression and mutation analysis platform based on the polymerase chain reaction (PCR) technology pioneered by Roche. The innovative Genome Sequencer 20 system, first launched in late 2005, marks Roche's successful entry into the attractive DNA sequencing research market. It can sequence long DNA fragments and entire genomes 60 times faster than conventional commercially available instruments. Roche Applied Science is also a supplier of industrial reagents and substrates, which account for a major part of its sales revenues. These products were important contributors to growth in 2006.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of drugs for cancer and transplantation and a market leader in virology. In 2006 sales by the Pharmaceuticals Division totalled 33.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.7 billion Swiss francs. Roche employs roughly 75,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet at www.roche.com.

Additional information

- Media release including a full set of tables: www.roche.com/med-cor-2007-02-07

- Annual Report 2006: www.roche.com/fig_annualreport_2006
- Presentations / live media conference broadcast (starting at 10:00 am CET):
  www.roche.com/med-cor-2007-02-07b
- Photographs of the media conference (starting at 2:00 pm CET):
  www.roche.com/pages/downloads/photosel/070207/
- Roche Pharma pipeline: www.roche.com/inv_pipeline

Next events

- Annual General Meeting: 5 March
- First quarter sales 2007: 17 April (tentative date)
- Half-year results 2007: 19 July (tentative date)
- Nine months sales 2007: 18 October (tentative date)

Roche Group Media Office

Telephone: +41 61 688 8888 / Email: basel.mediaoffice@roche.com

- Baschi Dürr
- Daniel Piller (Head Roche Group Media Office)
- Katja Prowald (Head Science Communications)
- Martina Rupp

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

RECEIVED
2007 FEB 16 A 7:27

Roche

SEC MAIL RECEIVED PROCESSING
FEB 12 2007
WASH., D.C. 202 SECTION

Roche Holding Ltd, Basel, Switzerland

Notice of the 2007 Annual General Meeting of Shareholders

To be held on Monday, 5 March 2007, starting at 10.30 a.m. (doors open at 09.30 a.m.), at the Convention Center in the Basel Trade Fair Complex (entrance next to the Le Plaza Hotel), Basel, Switzerland.
The Annual General Meeting will be held in German language.

Agenda and proposals

1. Approval of the Annual Report, Financial Statements and Consolidated Financial Statements for 2006
The Board of Directors proposes that the Annual Report, Financial Statements and Consolidated Financial Statements for 2006 be approved.

2. Ratification of the Board of Directors' actions
The Board of Directors proposes that the actions taken by its members in 2006 be affirmed and ratified.

3. Vote on the appropriation of available earnings

Net profit for 2006	CHF	3,532,914,531
Balance brought forward from 2005	CHF	4,318,930
Available earnings	CHF	3,537,233,461
The Board of Directors proposes the distribution of an ordinary dividend of CHF 3.40 gross per share and non-voting equity security *(Genussschein)* (previous year CHF 2.50)	CHF	2,932,713,180
Transfer to free reserve	CHF	604,000,000
Total appropriation of available earnings	CHF	3,536,713,180
To be carried forward on this account	CHF	520,281

4. Election of Directors
(nominations will be voted on separately)
The Board of Directors proposes:
4.1 The election of Prof. Pius Baschera as a new member of the Board for a term of four years as provided by the Articles of Incorporation.
4.2 The election of Dr Wolfgang Ruttenstorfer as a new member of the Board for a term of four years as provided by the Articles of Incorporation.

5. Election of Statutory and Group Auditors
The Board of Directors proposes that KPMG Klynveld Peat Marwick Goerdeler SA be re-elected as Statutory and Group Auditors for the 2007 financial year.

Admission cards

Under the Company's Articles of Incorporation, shareholders wishing to attend the Annual General Meeting may request admission cards no later than Wednesday, 28 February 2007, either from our Company (phone: 055 617 37 32, fax: 055 617 37 28) or from any Swiss bank. Shares must be deposited with the card issuer. §12 of the Articles of Incorporation requires that admission cards by issued in shareholders' names. Shareholders depositing shares with a bank are to request that the bank inform the Company of the names of the shareholders to whom admission cards have been issued. If necessary to accommodate the number of persons attending, the Annual General Meeting may be held in more than one conference room, with arrangements for transmitting the presentations and proceedings in their entirety. In any event, shareholders will be assured of being able to exercise their rights.

Documents

From 12 February 2007, the Annual Report, the Report of the Statutory Auditors and the Report of the Group Auditors will be available for inspection by shareholders at our Basel offices and on the Internet at http://www.roche.com/home/figures.htm. From the same date, copies of these documents may also be obtained from our Company (fax: 061 688 43 43).

Appointment of proxies

Shareholders who will not be attending the General Meeting in person may appoint a proxy to represent them. To do this, shareholders must sign their admission cards and deliver them to the persons they wish to appoint. In particular, shareholders may elect to have their bank or professional portfolio manager represent them as a proxy holder of deposited shares *(Depotvertreter)*, or they may be represented by the designated independent proxy or by our Company.
BDO Visura, Rennweg 34, 4020 Basel, Switzerland, serves as the designated independent proxy within the meaning of Art. 689c of the Swiss Code of Obligations. Shareholders wishing to be represented by the independent proxy should send their proxy authorisations and instructions directly to BDO Visura. If you appoint BDO Visura as your proxy, your votes will be cast in favour of the proposals of the Board of Directors, absent written instructions to the contrary. This particularly applies to any additional proposals put forward at the Annual General Meeting.
Shareholders wishing to authorise the Company to represent them are to sign their admission cards, designating Roche Holding Ltd as proxy, and send them to us, attn. Secretary to the Board of Directors, Bldg 21/143, 4070 Basel, Switzerland. In this case, shareholders' votes will always be cast in favour of the proposals of the Board of Directors.

Proxy holders of deposited shares

Proxy holders of deposited shares within the meaning of Art. 689d of the Swiss Code of Obligations are asked to inform the Company of the number of shares they represent at the earliest possible date prior to the General Meeting, and to do so no later than 5 March 2007, when they present their admission cards for the General Meeting.

Basel, 8 February 2007

For the Board of Directors,
Dr Franz B. Humer, Chairman

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Media Release

Roche

Basel, 5 February 2007

Roche continues to strengthen Research and Development

Focus on Disease Biology Areas to enhance alignment of R&D

Today Roche announced that it will be introducing a new operating model for its global research and development (R&D) activities, organised around Disease Biology Areas (DBA). Each DBA will cover the whole range of activities – from R&D to strategic marketing – in a specific therapeutic field. The Disease Biology Area Leadership Teams (DBLTs) will be co-located in Basel, Nutley and Palo Alto. In an integrated approach, they will seamlessly manage compounds from drug discovery through to medical proof of concept, with oversight through to the market.

Roche's R&D efforts continue to focus on clinically differentiated medicines. DBAs will be created for the following five therapeutic areas:

- Oncology, DBLT based in Nutley, New Jersey, USA
- Virology, DBLT based in Palo Alto, California, USA
- Inflammation, DBLT based in Palo Alto, California, USA
- Metabolism, DBLT based in Basel, Switzerland
- Central nervous system, DBLT based in Basel, Switzerland

This new model is designed to ensure that Roche's steadily expanding R&D operation is suitably equipped to meet increasingly complex requirements. By simplifying and accelerating the multiple decision-making processes involved, the model will be more efficient and effective in translating research activity in each therapeutic area into clinically differentiated medicines. It will also enable the Group's growing number of development projects to be integrated more quickly.

As innovation continues to be at the core of its activities, the Roche Group expects further increases in 2007 and beyond, not only in R&D staff numbers but also in its R&D budget, currently running at approximately 6 billion Swiss francs ($4.8bn).

F. Hoffmann-La Roche Ltd. CH-4070 Basel Corporate Communications Tel. 061 - 688 88 88
Fax 061 - 688 27 75
http://www.roche.com

"Innovation and the creativity of our people will remain the basis of our success", says Roche Chairman and CEO, Franz B. Humer. "We have significantly increased our investments in R&D over past years and will continue to do so. By combining existing expertise in Disease Biology Areas, we will further enhance the optimal conditions for bringing future innovations to fruition faster and more efficiently - with clear benefits for patients and doctors".

Research sites around the world

In addition to Basel, Nutley and Palo Alto, all other current research sites in the Roche network will continue to play an important role in creating innovation. Therapeutic protein research will be intensified at the Penzberg site in Germany, and in Shanghai, China, Roche will expand its R&D activities, supporting the DBAs world wide. Indeed the wide variety of functional experience will continue to support our endeavours across the company.

Alignment of therapeutic areas

Each of the five DBAs will be managed by a cross-functional leadership team with representatives from Discovery, Clinical Research and Exploratory Development, Clinical Development and Strategic Marketing co-located at one site. In their own therapeutic areas these teams will decide which medicines to develop and along which most efficient path. The five teams will report to the newly created Strategic Portfolio Committee, which is made up of senior Pharma Division managers.

"We're taking the opportunity to refocus at a time of economic strength on the challenges that lie ahead", says William M. Burns, Pharmaceuticals Division CEO. "New structures and flatter hierarchies will enable us to be more aligned and focused, take decisions faster, implement ideas more rapidly, and bring more new products through the pipeline".

Personnel changes

The new model involves leadership changes in R&D.

Jonathan Knowles, President of Global Research will focus on his role as Head of Group Research. In this role he will be in charge of coordinating research across Roche Pharmaceuticals, Roche Diagnostics, Chugai, Genentech and other partners.

Lee Babiss, currently Research Site Head in Nutley, has been appointed to the position of Head of Roche Pharma Research. This newly created role will focus on leading and managing Research within Roche Pharma, including research sites in Basel, Nutley, Palo Alto, Penzberg and Shanghai.

Eduard Holdener will, as previously announced, retire at the end of 2007. His role as Head of Global Pharmaceutical Development was taken over on 1 January 2007 by Jean-Jacques Garaud, who, like Lee Babiss, reports to William M. Burns and is also a member of the Pharmaceuticals Executive Committee. Until his retirement, Eduard Holdener will, as Chief Medical Officer, continue to have direct responsibility for Drug Safety and Quality Audit and for setting up the Development Centre in Shanghai.

Investment, innovation network and personalised medicine

Roche's recent R&D investment has risen to 6 billion Swiss francs ($4.8bn) per annum, with research staff numbers exceeding 6500. Roche will increase its R&D investment yet again this year and expects a commensurate boost in the number of its R&D staff. It will continue to pursue its unique R&D network strategy which, together with Genentech and Chugai and numerous alliances worldwide, provides broad access to innovation. Cooperation between the Pharmaceuticals and Diagnostics Divisions in the area of personalised medicine will be further strengthened, thus consolidating the Roche Group's leading position in this area.

Roche pipeline highlights

Roche's rich and promising pharmaceutical pipeline includes as of September 30, 2006, 61 new molecular entities and 54 additional indications in development addressing major unmet medical needs. The growth drivers in the near future are expected to come from the areas of oncology, autoimmune diseases and metabolic disorders.

Oncology

Roche possesses one of the strongest oncology pipelines in the industry. With 32 projects in research, 41 in development * and numerous additional indications for products already marketed, Roche addresses all major tumour categories and offers cancer drugs for both early intervention and supportive care.

Inflammation

The Roche Group has invested in a broad autoimmune disease portfolio and pipeline focused on clinically differentiated compounds (14 projects in research and 13 in development*).
Two first-in-class molecules (MabThera/Rituxan, already on the market; Actemra, in phase III) with novel mechanisms of action provide benefits for patients responding inadequately to current therapeutic options, or for whom these therapies may offer an excellent first choice in the future.

Metabolism

Also in the pipeline are numerous potential medicines for vascular and metabolic disorders (29 projects in research and 11 in development*), including treatments for diabetes which, together with Roche's broad Diabetes Care portfolio in Diagnostics, will contribute to the company's growth over the coming years.

* Status of September 30, 2006

For further pipeline information, see Roche's updated pipeline chart on 7th February 2007. Link: www.roche.com

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. Roche employs roughly 70,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai.

Roche Group Media Office

Phone: +41 -61 688 8888 / e-mail: basel.mediaoffice@roche.com

- Baschi Dürr
- Daniel Piller (Head of Roche Group Media Office)
- Katja Prowald (Head of R&D Communications)
- Martina Rupp

END